


11006588

2010 ANNUAL REPORT

INSPIRATION DEDICATION INNOVATION









Talecris BIOTHERAPEUTICS

OUR MISSION

To provide innovative biotherapeutics that enhance life and create value for our patients, employees, communities and investors.

OUR VISION

To be the recognized global leader in developing and providing vital protein therapies.

CONTENTS

Dear Shareholders, Just nine months after our initial public offering in 2009, we announced our definitive agreement to be acquired by Grifols S.A., to create a global, diversified leader in producing life-saving and life-enhancing plasma protein therapeutics.

The merger will accelerate key strategic initiatives for both Talecris and Grifols by creating a more efficient platform for manufacturing, innovation, global sales and marketing. The combined company will allow us to derive more protein therapies from every liter of plasma, thereby enhancing patient access to, and the availability of, our products.

Amidst our pending merger and the significant economic and healthcare challenges of 2010, the dedicated team of Talecris employees remained highly focused on achieving the four strategic priorities we set forth during our IPO. With this clarity of focus, we are prepared for any eventual regulatory outcome in our acquisition by Grifols.

FINANCIAL PERFORMANCE

2010 was a successful year as evidenced by our financial performance. Net revenue increased 4.5 percent to a record $1.60 billion. Our investment in dedicated sales teams by therapeutic area clearly achieved its goals. For our two leading therapies, Gamunex and Prolastin, we drove annual global growth of 5.5 percent and 10.2 percent, respectively.

The increase in Gamunex revenue was largely due to our exclusive indication in the U.S., Canada and Germany to treat chronic inflammatory demyelinating polyneuropathy (CIDP), a rare neurologic condition. Sales declined in Canada due to Canadian Blood Services' (CBS) transition to a multisource strategy.

> Net revenue increased 4.5 percent to a record $1.60 billion.

The increase in global Prolastin revenue was driven by a mix of price and volume. The U.S. launch of our second-generation product, Prolastin-C, was particularly well received by patients due to faster infusion times relative to Prolastin.

Our gross margin increased 190 basis points to 43.1 percent, due in large part to the maturing of our plasma collection platform and to manufacturing efficiencies. While we continue to lower the cost of plasma collection, our margins remain impacted by single-product fractionation and non-capitalizable costs related to our expansion program.

Our 2010 net income and diluted EPS were $166.1 million and $1.29, respectively, compared with 2009 net income of $153.9 million and diluted EPS of $1.50. We incurred several unusual items in both 2010 and 2009 related to our Grifols merger, the Plasma Centers of America (PCA) judgment, the terminated CSL merger, our IPO and debt refinancing. The 2010 period included an after-tax charge of $17.3 million for costs associated with the Grifols acquisition as well as the after-tax charge of $26.6 million resulting from the PCA judgment. In comparison, 2009 included the after-tax income of $48.8 million from the CSL merger termination fee, which was partially offset by an after-tax charge of $9.3 million for CSL merger-related expenses and $26.3 million in charges related to our refinancing transactions. (Please read our financial statements and Management's Discussion and Analysis for more information.)

OPERATIONAL HIGHLIGHTS

The rapid vertical integration of our plasma supply chain is nearly complete, and today we are fully focused on building a highly efficient collection platform. In 2010, we increased plasma

BIOVISIONARY

At Talecris, our patients **inspire** us to discover, develop and produce therapies for people with rare, chronic and often life-threatening conditions in a variety of therapeutic areas, including immunology, neurology, pulmonology and hemostasis. Each Talecris therapy is derived from human plasma, a rich source of proteins that support healthy physical and neurologic function. The **dedicated** employees of Talecris extract these proteins from plasma and transform them into specialized therapies for patients whose diseases cannot be adequately treated with traditional pharmaceuticals. Therapies made from plasma are primarily used to replace or restore missing proteins among patients with genetic diseases and other serious medical conditions. **Innovative** technologies have enabled us to develop several recombinant proteins for pre-clinical evaluation with the potential to treat a broader group of patients in the future.

INSPIRATION, DEDICATION and **INNOVATION** are the key drivers of our corporate mission to enhance lives and create value for our patients, employees, communities and investors worldwide. Throughout these pages, the blue gene sequence artwork represents the biologic basis of our therapies.

collections by approximately 20 percent, and we are poised for a significant increase in 2011. Our goal is to improve scale and efficiency across all 69 centers in our platform.

By 2015, our collected plasma will be processed in a new, state-of-the art fractionation facility in Clayton, North Carolina. Each quarter of 2010 brought visible progress — breaking ground in the spring, erecting the steel frame over the summer and enclosing the building as winter approached. The new facility will boost our fractionation capacity from 4.2 to 6.0 million liters of plasma annually, while providing flexibility to extract a broader range of proteins from each liter.

The rapid vertical integration of our plasma supply chain is nearly complete.

Looking toward the future, we are building a long-term pipeline with a mix of plasma-derived and recombinant proteins. Plasmin, the most evolved of our R&D programs, addresses a large, unmet medical need as a potentially safer, direct-acting, thrombolytic protein. We have initiated our Phase II trial to treat acute peripheral arterial occlusion (PAO) as well as a Phase I trial to treat ischemic stroke. Just as exciting, we have developed recombinant Plasmin, Factor VIII and alpha-1 proteins to extend our reach in hematology and pulmonology over the long term. In 2011, we intend to increase investment in R&D, with an ongoing shift from lifecycle management to new products and new clinical indications.

LOOKING FORWARD

The acquisition of Talecris by Grifols will accelerate many of our key strategies, from driving efficient plasma collection to recovering more proteins from each valuable liter of plasma we fractionate. Our strategies and plans for execution must be robust, straightforward and achievable, and we are prepared for any eventuality. In the near future, we will know the regulatory outcome, and we can then move forward with the same urgency that we have always shown since our formation as Talecris in 2005.



Lawrence D. Stern
Chairman and Chief Executive Officer



Strategic Priorities

The four strategic goals developed during our IPO continue to set the stage for our future, allowing Talecris to broaden its platform, expand margins and continue the company's evolution as a global leader in protein therapeutics.

1 Achieve cost efficiencies in our plasma-collection platform

2010 Progress:

- Demonstrated strong compliance, with 67 of 69 centers now licensed by the FDA
- Began installation of new hardware and software to accelerate plasma collection

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2 Improve operating leverage through increased recovery of plasma proteins

2010 Progress:

- Commissioned a new Prolastin-C unit to recover more alpha-1 proteins per liter of plasma processed
- Completed steel structure and partial enclosure of new fractionation facility, scheduled for licensure in 2015
- Modernized and expanded our Koāte®-DVI unit with a staged retrofit program, and increased output 37.8 percent in 2010

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3 Enhance growth through new plasma-derived and recombinant proteins

2010 Progress:

- Obtained FDA approval and Health Canada licensure for a subcutaneous route of administration for our Gamunex immune globulin therapy, now called Gamunex-C
- Launched Plasmin Phase II clinical trial for PAO and Plasmin proof-of-concept trial for ischemic stroke

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4 Broaden Geographic Reach

2010 Progress:

- Experienced a decline in international sales, with the exception of Europe, due to increased competitive pressures and the realignment of our distributors to ensure their compliance with all local and U.S. regulations
- Identified countries in which a local presence is required to improve performance and ensure regulatory compliance

Financial Highlights


1,374
1,533
1,602
'08
'09
'10
Revenue
($M)


35.8%
41.2%
43.1%
'08
'09
'10
Gross Margin
(%)


66
154
166
'08
'09
'10
Net Income
($M)


0.71
1.50
1.29
'08
'09
'10
Diluted Earnings Per Share
($/share)


33
234
255
'08
'09
'10
Operating Cash Flow
($M)


66
71
70
'08
'09
'10
R&D Spending
($M)


Kaitlyn R Moseley
Kaitlyn Moseley
Fairfax, SC
"Having an immune deficiency doesn't keep me from doing the things I want, like playing softball. I try to live my life to the fullest."

Enhancing our Patients' Lives

At Talecris, we never lose sight of the inspiration behind our mission to discover and develop premium protein therapies.

Patients with debilitating and life-threatening diseases continually motivate us to perform to the highest standards of safety, quality and integrity. From the collection of plasma to the fractionation of delicate proteins, we apply rigorous testing, analysis and purification techniques to ensure that the final product is safe and effective.

Talecris is also committed to supporting outreach programs that promote awareness, education and scientific inquiry into the causes and treatments of orphan diseases. Each year, the Talecris Biotherapeutics Center for Science and Education provides millions of dollars in unrestricted charitable donations to fund medical research, patient education, indigent care and patient advocacy programs. Talecris also supports investigators whose research aims to increase our understanding of the mechanisms that give rise to lung diseases, immune deficiencies and neurologic conditions.

Our most prominent outreach event is the Talecris Patient Open House. Each year, Talecris invites approximately 50 patients from around the country to witness first-hand the collection of plasma and the manufacturing of our eleven critical-care therapies. Patients gain a deeper appreciation of the complexities involved in producing protein therapies, and employees form a deeper connection between their jobs and the people whose lives they impact.

Through regular interaction with patients, physicians, scientists and advocacy groups, we gain critical insights into the treatment of rare diseases and the unique needs and concerns of our patient populations. With this knowledge, Talecris can best pursue novel therapies and new indications that address the unmet medical needs of patients worldwide.

Talecris Products



Gamunex® and Gamunex®-C

Gamunex, an immune globulin therapy, has more FDA-approved indications than any other liquid IGIV and is the only IGIV approved for the treatment of chronic inflammatory demyelinating polyneuropathy (CIDP) in the U.S., Europe and Canada. Gamunex is also indicated for the treatment of primary humoral immunodeficiency disease (PI) and idiopathic thrombocytopenic purpura (ITP). Gamunex-C provides an intravenous mode of administration for all indications and a subcutaneous mode of administration for patients with PI.



Prolastin® and Prolastin®-C

Prolastin, a market leader for more than two decades, is used to treat patients who have alpha$_1$-antitrypsin deficiency, a form of genetic emphysema. In 2010, Talecris launched its next-generation product, Prolastin-C, a more concentrated formulation that significantly reduces infusion times relative to Prolastin.



Koāte®-DVI

Koāte-DVI is indicated for the treatment of hemophilia A, a condition in which a deficiency of the plasma clotting protein Factor VIII can result in bleeding and difficulty clotting. Koāte-DVI temporarily replaces the missing clotting factor in order to correct or prevent bleeding episodes.


Antithrombin III (Human)
Heat-Treated in Solution
Lyophilized Powder
Talecris
NDC 13533-603-20

Thrombate III®

Thrombate III is the only FDA-approved product for the prevention and treatment of thromboembolism in patients with hereditary antithrombin III deficiency in connection with surgical or obstetrical procedures.



Hypermunes™

Hyperimmune globulin therapies, or Hypermunes, are used to treat patients whose immune systems have been compromised. Hypermunes offer rapid immune protection after exposure to:

- Hepatitis A – GamaSTAN® S/D
- Hepatitis B – HyperHEP B® S/D
- Rabies – HyperRAB® S/D
- Rh sensitization – HyperRHO® S/D
- Tetanus – HyperTET® S/D



Plasbumin® and Plasmanate®

Albumin is the most abundant protein in human plasma. Plasbumin (Albumin, Human) is used to manage serious and often life-threatening conditions such as shock and blood loss due to trauma, burns and surgery. Plasmanate (Plasma Protein Fraction) consists of 88 percent albumin along with some additional proteins and has similar indications and usage as Plasbumin.

Conditions We Treat

Talecris produces eleven protein therapies in a variety of therapeutic areas, including immunology, neurology, pulmonology and hemostasis. Each therapy is derived from human plasma, a rich source of proteins that are essential to normal physical and neurologic function.

IMMUNE DISORDERS

Talecris produces immune globulin intravenous (IGIV) therapy to treat individuals born with various immune disorders. IGIV contains essential proteins that replace the missing or defective components of an individual's immune system.

NEUROLOGICAL DISORDERS

Talecris produces the only FDA-approved immune globulin intravenous (IGIV) for the treatment of a rare neurologic condition, chronic inflammatory demyelinating polyneuropathy (CIDP), which causes progressive nerve damage and weakness in the arms and legs.

ALPHA$_1$-ANTITRYPSIN DEFICIENCY

Talecris produces a protein therapy that treats individuals who have alpha$_1$-antitrypsin deficiency (AAT Deficiency), a rare genetic condition that causes emphysema. Talecris' A1PI product replaces or augments the levels of the alpha$_1$-proteinase inhibitor in the blood and lungs.

LIFE-THREATENING INFECTIONS

Talecris produces a variety of hyperimmune products that provide rapid, temporary immunity against a range of potentially fatal infections, including rabies, tetanus and hepatitis. This acute immunity serves to temporarily protect the individual from infection until the appropriate vaccine generates a full-fledged immune response.

SHOCK AND BLOOD LOSS DUE TO TRAUMATIC INJURIES

Talecris produces albumin products to treat patients who have experienced significant blood loss or extensive burns. Albumin is used to replace lost blood volume and essential blood proteins to mitigate shock and blood loss.

BLOOD DISORDERS

Talecris produces treatments for two rare blood disorders, hemophilia A and antithrombin III deficiency, which cause abnormal bleeding and abnormal clotting, respectively. Both conditions arise from the lack of specific proteins that control the ability of blood to form clots. Talecris' therapies replace the missing proteins in order to reduce the risk of serious or life-threatening complications.



Charles Lambert
Ocean Isle Beach, NC

"Staying physically active is important to me. I'm determined to pursue my hobbies, despite the challenges of living with a rare neurological condition."

In 2010, Gamunex distinguished itself in another new category with the U.S. and Canadian approval of a subcutaneous administration.

Gamunex® & Gamunex®-C



Gamunex owns a unique space among immune globulin (IG) therapies in the U.S. Since its initial approval in 2003, Gamunex has been granted more FDA-approved indications than any other liquid IG.

Gamunex is the only IG approved to treat a neurologic condition, an approval granted following the largest-ever clinical trial in patients with chronic inflammatory demyelinating polyneuropathy (CIDP).

In 2010, Gamunex distinguished itself in another new category with the U.S. and Canadian approval of a subcutaneous route of administration for the treatment of primary immunodeficiency (PI). The newly approved Gamunex-C is the only IG therapy with both intravenous and subcutaneous modes of administration, giving physicians and their patients the flexibility to choose their preferred route of administration without having to switch products. The subcutaneous route of administration is approved to treat PI, while the intravenous mode is approved to treat PI, CIDP and idiopathic thrombocytopenic purpura (ITP).

Talecris continues to invest considerable time and resources to educate physicians and patients about these under-diagnosed and under-treated diseases and the role of Gamunex in treating them. The global commercial team expanded its numbers and accelerated its efforts to inform neurologists and immunologists about the large body of clinical data supporting the indications for Gamunex, particularly in preventing relapse and improving outcomes among patients with CIDP.

Improving the patient experience continues to be a primary focus at Talecris. To further this goal, the Gamunex team is expanding its support services and educational resources to better serve patients and increase their access to therapy.



Gayle Tipper
Wilmington, NC

"Being diagnosed with a severe lung disease made me realize how important it is to appreciate every moment. Enjoying life with my family and friends now has a whole new meaning."

As a result of Talecris' outreach efforts, Prolastin and Prolastin-C revenues increased by 12.4 percent in the U.S. and 10.2 percent worldwide in 2010.

Prolastin® & Prolastin®-C

Worldwide, Prolastin remains the leading augmentation therapy for the treatment of alpha$_1$-antitrypsin deficiency, with nearly 74 percent of the global alpha-1 proteinase inhibitor sales.



In 2010, the Prolastin portfolio grew significantly through the expansion of its patient base worldwide and the launch of its next-generation product, Prolastin-C, in the U.S. and Canada. Patients were seamlessly transitioned to Prolastin-C over a period of months to ensure that they received uninterrupted supplies of their therapy.

The new product cuts infusion volumes and times in half by delivering a more concentrated formulation relative to our first-generation product. Prolastin-C also offers higher purity than Prolastin due to manufacturing advances such as nanofiltration and chromatography.

Throughout the year, Talecris waged a multi-pronged initiative to increase diagnosis and appropriate treatment of patients with AAT deficiency, only 10 percent of whom have been properly diagnosed. We expanded the Prolastin field force in the U.S. and Europe for the second year and created a dedicated sales team in Canada. The expanded field force penetrated markets throughout the world to educate physicians and patients about this rare disease and its symptoms. Talecris also provides free test kits to physicians and negotiates with regulatory authorities worldwide to secure access to, and reimbursement for, Prolastin and Prolastin-C.

As a result of Talecris' outreach efforts, Prolastin and Prolastin-C revenues increased by 12.4 percent in the U.S. and 10.2 percent worldwide in 2010.

The continued success of Prolastin products is also a direct result of its best-in-class pharmacy service program, Prolastin Direct®. Through this program, patients receive medical management of their disease, insurance authorization assistance, home infusions, nursing services and personalized support from patient peers. Prolastin maintains industry-leading rates of patient loyalty and treatment compliance of greater than 95 percent, due to Talecris' continued focus on serving the needs of patients.



Our objective is to supply Talecris with high-quality plasma, to ensure a safe environment for our donors and employees, and to attain a level of operational excellence that exceeds the industry standard.

Talecris Plasma Resources



Talecris Plasma Resources (TPR) is an entrepreneurial success story.

Created in 2006 to provide Talecris with a high-quality supply of plasma for its premium protein therapies, the network of 69 plasma collection centers has evolved into a stable operating platform that provides Talecris with the majority of its plasma needs.

Behind TPR's rapid growth is a clear vision to build a sustainable platform through sound organizational development, business systems and technology. In five years' time, TPR has implemented new FDA-approved operating procedures, new computer-based training modules, a learning management system, technical and professional development ladders, remote temperature monitoring of freezers, and saline injection to replace fluids following donations.

In 2010, TPR honed the systems and practices that will ultimately drive down costs and more efficiently utilize current capacity – the next frontier in the platform's growth. To achieve these goals, centers are installing sophisticated plasmapheresis hardware and software to speed the collection of plasma and improve the donor experience. A new, automated donor-screening system is under development to improve compliance and facilitate a more efficient flow of donors through the centers.

The organization's continued emphasis on compliance and safety has resulted in FDA licensure at 67 of the 69 centers, with the two remaining centers scheduled for licensure in 2011. Additionally, 64 centers are certified by the German Health Authority, enabling product exports to Europe.

TPR is now in a position to fully utilize its maturing platform to maximize plasma collections and thus reduce overall operating costs. Our objective is to supply Talecris with high-quality plasma, to ensure a safe environment for our donors and employees, and to attain a level of operational excellence that exceeds the industry standard.


Agilent

The lifeblood of Talecris lies in our ability to develop new products that treat ever greater numbers of patients and sustain the company's long-term growth.

Research & Development

Since its inception in 2005, Talecris has spent more than $350 million on research and development programs aimed at discovering new therapies and enhancing existing therapies.



In 2010, Talecris brought to fruition two long-term development programs: Prolastin®-C and Gamunex®-C. Such milestones are the culmination of years of scientific exploration and the incorporation of new technology into well-established products. Prolastin-C was launched in the United States and Canada to provide $alpha_1$-antitrypsin-deficient patients with a more concentrated and purified formulation relative to our first-generation Prolastin therapy. In addition, Gamunex-C was approved by Health Canada and the FDA as an IG therapy with multiple modes of administration, including a new subcutaneous mode of delivery for the treatment of primary immunodeficiency.

In the investigational pipeline, Talecris is testing the ability of Plasmin, a direct-acting thrombolytic protein, to rapidly dissolve blood clots with an enhanced safety profile compared with existing therapies. Talecris recently completed a global Phase I trial for the treatment of acute peripheral arterial occlusion and has initiated a Phase II trial.

Talecris is also conducting a Phase I trial in Europe and Australia to investigate Plasmin as a treatment for acute ischemic stroke.

The development of recombinant proteins is another long-term growth opportunity. In 2010, Talecris scientists made significant progress using a novel human cell-line production technology to produce recombinant versions of the A1PI and Factor VIII proteins. Talecris has also developed a recombinant Plasmin protein, which will be evaluated for the treatment of acute ischemic stroke.

Moving forward, Talecris will continue to invest in the development of new proteins that have the potential to treat conditions for which there are few approved treatments. Talecris scientists are equally dedicated to expanding clinical indications and enhancing pathogen safety and manufacturing efficiencies for existing products. Every incremental advance in the laboratory is aimed at one core Talecris mission: fulfilling the unmet medical needs of patients around the world.


IGIV-C
ZONE 2

The capital expansions in manufacturing are the framework that supports our multifaceted strategic plan.

Manufacturing Expansion

In 2010, Talecris achieved visible gains toward expanding its operations and increasing its manufacturing capacity to meet the long-term global demand for our products.



Growth was apparent from every vantage point, as the steel beams of the new fractionation facility in Clayton, North Carolina, were lifted into place and the walls were enclosed around them. Construction is advancing on schedule, and commercial start-up of the new facility is projected for 2015. The new facility will be capable of fractionating 43 percent more plasma than the current facility and will provide the operational flexibility to fractionate a broader range of proteins from each liter of plasma.

Inside the existing manufacturing complex, teams of engineers and scientists are orchestrating a wide range of phased upgrades and technological enhancements to support the future increase in manufacturing capacity. Modernization of the Koāte-DVI process is well underway, with several important milestones achieved in 2010: the FDA approval of the facility's first phase of purification expansion, and the successful transfer of the upgraded Koāte-DVI process to full-scale manufacturing. As a result of these upgrades, Koāte-DVI output increased 38 percent in 2010, and future upgrades in reliability and purification expansion will support a capacity increase of nearly 15 percent. In addition, the new Thrombate III facility was successfully validated in 2010. Looking forward, Talecris engineers have begun conceptual planning of a new facility for Plasmin, our pipeline therapy being tested in clinical trials as a treatment for peripheral arterial blood clots.

Building a foundation for future success requires ongoing investments in the present, and Talecris will spend $750 million to $800 million for capital expansions over the next five years to prepare for this next phase of growth. The capital expansions in manufacturing are the framework that supports our multifaceted strategic plan to recover more proteins from each liter of plasma, broaden the company's geographic reach and develop our pipeline of plasma-derived and recombinant products.



Community Outreach

Talecris' mission to enhance and enrich lives extends beyond the patient communities we serve. Through a robust community relations program, Talecris helps foster strong, vibrant communities in the cities and towns where our employees work and live.



In 2010, Talecris employees volunteered more than 24,000 hours at community organizations across the nation, from local food banks and hospital fundraisers to national causes such as Habitat for Humanity and the Special Olympics.

In total, Talecris employees completed 200 volunteer projects in 2010, with financial support from the company through corporate sponsorships, annual giving and project-specific donations. Talecris also supports employee volunteerism outside the company by providing employee volunteer grants that fund local charities where employees regularly give their time.

By promoting a culture of giving, Talecris reinforces its mission to create value for patients, donors, employees, communities and investors.

Our largest volunteer effort is Talecris Cares. During this annual event, hundreds of Talecris employees fan out across three North Carolina counties to renovate, repair, paint and landscape the premises of local charities that lack the resources to fund capital projects.



To encourage the preservation of natural resources, Talecris has set aside 65 acres of natural habitat at its 175-acre manufacturing site.

Corporate Sustainability



Talecris is committed to serving as a responsible corporate citizen by pursuing environmentally-friendly initiatives that reduce our impact on air, water and soil while encouraging the preservation of natural resources.

In 2010, Talecris made significant strides toward achieving this mission through the following programs at its manufacturing plant in Clayton, North Carolina:

- Reduced HCFC releases by more than 50 percent
- Increased solid waste recycling by 50 percent in five years
- Installed new high-efficiency chiller to reduce ozone-depleting potential
- Recycled 99 percent of glass from manufacturing operations
- Increased employee utilization of subsidized van pool for commuters

To encourage the preservation of natural resources, Talecris has set aside 65 acres of protected natural habitat at its 175-acre manufacturing site, where hundreds of plant and animal species live among the forests, grasslands and tributaries. Talecris' ongoing efforts to restore this area to its natural condition earned the company two national certifications – Corporate Lands for Learning and Wildlife at Work from the Wildlife Habitat Council. Both programs recognize and monitor a company's ongoing efforts to maintain native habitats and encourage hands-on learning through educational initiatives with local schools and community groups.

Financial Report

FINANCIAL CONTENTS

Special Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Annual Report, regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "would," "expects," "intends," "believes," "anticipates," "plans," "predicts," "estimates," "projects," "targets," "forecasts," "seeks," or the negative of such terms or other variations on such terms or comparable terminology. The forward-looking statements that we make are based upon assumptions about many important risk factors, many of which are beyond our control. Among the factors that could cause actual results to differ materially are the following:

- the impact of the announcement of our definitive merger agreement with Grifols and the potential impact of completion, termination, or delay of the proposed merger with Grifols, including, but not limited to, disruptions from the pending transaction, transaction costs, and the outcome of litigation and regulatory proceedings to which we may be a party;
- fluctuations in the balance between supply and demand with respect to the market for plasma-derived products;
- the unprecedented volatility in the global economy and fluctuations in financial markets;
- changes in economic conditions, political tensions, trade protection measures, licensing requirements, and tax matters in the countries in which we conduct business;
- the impact of competitive products and pricing;
- recently enacted and additional proposed U.S. healthcare legislation, regulatory action or legal proceedings affecting, among other things, the U.S. healthcare system, pharmaceutical pricing and reimbursement, including Medicaid, Medicare and the Public Health Service Program and additional legislation and regulatory action now under consideration;
- legislation or regulations in markets outside of the U.S. affecting product pricing, reimbursement, access, or distribution channels;
- our ability to procure adequate quantities of plasma and other materials which are acceptable for use in our manufacturing processes from our own plasma collection centers or from third-party vendors;
- our ability to maintain compliance with government regulations and licenses, including those related to plasma collection, production, and marketing;
- our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates through our research and development activities;
- the timing of, and our ability to, obtain and/or maintain regulatory approvals for new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;
- unexpected shut-downs of our manufacturing and storage facilities or delays in opening new planned facilities;
- our and our suppliers' ability to adhere to cGMP;
- our ability to manufacture at appropriate scale to meet the market's demand for our products;
- our ability to resume or replace sales to countries affected by our Foreign Corrupt Practices Act (FCPA) investigation;
- potential sanctions, if any, that the Department of Justice (DOJ) or other federal agencies, may impose on us as a result of our internal FCPA investigation;
- the impact of the PCA judgment;
- the impact of geographic and product mix on our sales and gross profit;
- foreign currency exchange rate fluctuations in the international markets in which we operate;
- the impact of our substantial capital plan; and
- other factors identified elsewhere in this Annual Report and in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) on February 23, 2011 (Form 10-K).

No assurances can be provided as to any future financial results. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make. Unless legally required, we do not undertake to update or revise any forward-looking statements, even if events make it clear that any projected results, expressed or implied, will not be realized.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You are encouraged to read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related footnotes included in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See "Risk Factors" included in our Form 10-K for a discussion of some of the important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained in the following discussion and analysis. See "Special Note Regarding Forward-Looking Statements" included elsewhere in this Annual Report.

All tabular disclosures are presented in thousands, except share and per share amounts. Percentages and amounts presented herein may not calculate or sum precisely due to rounding.

A seven-for-one share dividend on our common stock was paid on September 10, 2009. All share and per share amounts have been retroactively adjusted for all periods to reflect the share dividend.

BUSINESS OVERVIEW

We are a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, such as primary immune deficiencies, chronic inflammatory demyelinating polyneuropathy (CIDP), alpha-1 antitrypsin deficiency-related emphysema, bleeding disorders, infectious diseases, and severe trauma. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties with plasma collection centers located in the United States. Plasma contains many therapeutic proteins, which we extract through the process of fractionation at our Clayton, North Carolina and Melville, New York facilities. The fractionated intermediates are then purified, formulated into final bulk, and aseptically filled into final containers for sale. We also sell the fractionated intermediate products.

The majority of our sales are concentrated in the therapeutic areas of Immunology/Neurology and Pulmonology. Our largest product, representing 54.4%, 53.9%, and 49.3% of our net revenue for the years ended December 31, 2010, 2009, and 2008, respectively, Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified (Gamunex, Gamunex IGIV), provides a treatment for primary immunodeficiency (PI), idiopathic thrombocytopenic purpura (ITP), and autoimmune diseases, such as CIDP. In May 2010 and October 2010, Gamunex-C was approved for the subcutaneous route of administration for the PI indication in Canada and the U.S., respectively. Our second largest product, representing 22.0%, 20.8%, and 23.0% of our net revenue for the years ended December 31, 2010, 2009, and 2008, respectively, Prolastin Alpha-1 Proteinase Inhibitor (Human) (Prolastin, Prolastin A1PI, Prolastin-C A1PI), provides a treatment for alpha-1 antitrypsin deficiency-related emphysema. We completed the conversion of our existing U.S. and Canadian Prolastin A1PI patients to Prolastin-C A1PI in 2010.

We believe U.S. IGIV distribution increased between 6% and 8% during the year ended December 31, 2010. Despite solid demand growth for IGIV, there has been increased scrutiny and price sensitivity in the hospital segment. In addition, the increase in the number of hospitals qualifying for the 340B discounts has effectively reduced demand from GPO's who are not permitted to service this discounted channel. This, among other factors, has led us to accept reduced volume tiers under certain of our GPO contracts. We have seen solid demand growth for Gamunex-C/Gamunex IGIV with most customer segments. We believe that U.S. and international IGIV demand will grow approximately 5% to 8% over the long-term, which is consistent with demand growth during the year ended December 31, 2010. However, IGIV demand can vary significantly on a quarter-to-quarter basis.

Our ability to expand our international business has been hampered by the effects of our internal Foreign Corrupt Practices Act (FCPA) investigation, our reliance on the tender process for generating business and increased price sensitivities of our customers. We expect to complete our internal FCPA investigation and present our findings to the Department of Justice (DOJ) in 2011. The preliminary findings of our investigation indicate that it is probable that there were FCPA violations by persons associated with us that the DOJ or other regulators may assert are attributable to us. We are unable to estimate the potential impact of any sanctions, that may be imposed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Foreign Corrupt Practices Act (FCPA)" for further discussion. Our business with an Iranian distributor, one of our major customers, has been in decline, which is likely to continue. Our profitability has and may continue to be negatively impacted by unfavorable euro/U.S. dollar exchange rates. We have experienced, and expect to continue to experience, annual volume declines in Canada due to Canadian Blood Services' (CBS) objective to have multiple sources of supply, which has impacted and will continue to impact our overall IGIV growth. CBS may further reduce volumes to contract minimums and Hema Quebec may adopt a similar strategy.

We expect to operate at or near our fractionation capacity over the next few years depending upon the demand for our products, the availability of source plasma, the impact of yield variability, the potential impact of inventory impairments, and normal production shut-downs, among other factors. We plan to utilize most of our available fractionation capacity in the near term, which may result in increased inventory levels in order to attempt to maintain pace with projected future growth in product demand, although we have not been successful in building excess finished goods inventories to date as a result of the factors previously mentioned. Consequently, any disruption in meeting our fractionation and purification plans would most likely result in lower revenue, gross profit, net income, and operating cash flows as well as lower than planned growth given our fractionation and purification constraints. Our fractionation constraints would likely preclude us from participating in greater than estimated overall market demand or higher demand for Gamunex-C/Gamunex IGIV. In response to our capacity constraints, we have embarked on a substantial capital plan which we anticipate to be in the range of $750 million to $800 million on a cumulative basis from 2011 through 2015, excluding capitalized interest. Given the nature of our planned capital projects, we anticipate our capital spending to peak in a range of $250 million to $270 million in 2011, excluding capitalized interest. Our most significant capital project is the construction of our new fractionation facility, which we estimate will cost approximately $340 million, excluding capitalized interest. Through December 31, 2010, our capital spending on this project was approximately $90 million with estimated additional capital spending of $250 million to be incurred, excluding capitalized interest. Estimated costs related to the construction of our new purification facilities for Plasmin is $120 million with additional expenditures planned for Koāte modernization and albumin purification expansion. The successful execution of this capital plan, which is discussed further in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Access to Capital and Cash Requirements," will be necessary to support our projected future volume growth, particularly given our current fractionation and purification constraints, launch new products, and complete strategic initiatives.

As of December 31, 2010, we operated 69 plasma collection centers (67 FDA licensed, two unlicensed) with approximately 2,700 employees. Over the past four years, we have aggressively expanded our plasma supply through these collection centers under our wholly-owned subsidiary, Talecris Plasma Resources, Inc. (TPR). These centers collectively represent substantially all of our currently planned collection center network for the next three years. We expect this network, once it fully matures, will provide in excess of 90% of our current plasma requirements. Our licensed centers collected approximately 69% of our plasma during the year ended December 31, 2010. We intend to continue to purchase some plasma from third parties through plasma supply contracts. We have a five-year plasma supply contract with CSL Plasma, Inc., a subsidiary of CSL Limited, a major competitor. This agreement provides us with minimum annual purchase commitments that decline from 550,000 liters in 2010 to 200,000 liters in 2013, the final year of the agreement. We have the ability to obtain additional volumes above the minimum purchase commitments under the terms of the agreement. CSL Plasma, Inc. is obligated to supply 300,000 liters of plasma to us in 2011 as we have not elected to take optional volumes for the 2011 contract year. In addition to the contract with CSL Plasma, Inc., we have several other contracts to purchase minimum quantities of plasma with various third parties.

We will need to significantly increase plasma collections generated from TPR in the near term to offset the expected decrease in plasma supplied by third parties and planned increases in our fractionation to meet anticipated demand. To meet our plasma requirements, we have increased donor fees, increased marketing expenses, and expanded plasma collection center days and hours of operations, among other initiatives, which may limit our ability to reduce our cost per liter of plasma. Consequently, we expect to continue to produce plasma at a cost per liter which we believe is significantly higher than our competitors. However, TPR is in the process of upgrading its plasmapheresis machines to speed plasma collections as well as the installation of automated digital screening to improve compliance. These measures, in addition to reductions in infrastructure support as the platform matures, will improve costs as well as the donor experience.

Our historical results show a substantial reduction in both the collection cost per liter and the amount of excess period costs charged directly to cost of goods sold as a result of the maturation of our plasma collection center platform. Decreasing collection costs and the reduction of excess period costs, combined with leveraging our manufacturing facilities as a result of higher volumes, have contributed to improving our gross margins. Our cost of goods sold reflects $6.6 million, $44.0 million, and $98.5 million for the years ended December 31, 2010, 2009, and 2008, respectively, related to excess period costs associated with TPR. We believe that we have substantially eliminated unabsorbed TPR infrastructure and start-up costs. Consequently, future margin improvements will need to be derived from increases in product pricing and volumes, product mix, improvements in the cost per liter of plasma, manufacturing efficiencies, yield improvements or some combination thereof. We believe that we have limited opportunities to increase price as well as enhance product mix. We have recently experienced and expect to continue to experience higher costs of goods sold due to yield variability, inventory impairment provisions, less efficient utilization of each incremental liter of plasma fractionated as we increase Gamunex-C/Gamunex IGIV production, and higher non-capitalizable costs associated with our capital projects, particularly the construction of our new fractionation facility.

The combination of the factors mentioned above, particularly competitive pressures, slower than planned reductions in our cost per liter of plasma, yield variability as well as inefficient plasma utilization and the potential impact of inventory impairment provisions, among other factors, will most likely result in lower gross margins in future periods.

Our U.S. sales force is comprised of three specialty teams focused on Immunology/Neurology for the promotion of Gamunex-C for use in PI, ITP, and CIDP, as well as our portfolio of hyperimmune products and Plasbumin; Pulmonary for the promotion of Prolastin/Prolastin-C A1PI with an emphasis on patient identification; and Hematology which promotes Koāte and Thrombate III. In addition to this direct sales force, we also have managed markets and national account sales teams that manage relationships and contracting efforts with GPO's, distributors, home healthcare and specialty pharmacy providers and private commercial payors. In addition to our U.S. operations, we have operations located in Germany, Canada, as well as a team dedicated to the development of other international markets. We believe that we are well positioned in the IGIV market given the features and benefits of Gamunex-C/ Gamunex IGIV. As a result of eliminating our plasma supply constraints, the attributes of Gamunex-C/ Gamunex IGIV and its approval for CIDP have resulted in significant increases in our share of sales. Our fractionation constraints, however, will limit the supply of Gamunex-C/ Gamunex IGIV and our ability to grow Gamunex-C/ Gamunex IGIV volumes. In addition our current purification constraints related to albumin and Koāte, our plasma-derived Factor VIII product, will continue.

HIGHLIGHTS

Our 2010 financial and business highlights are included below.

2010 Financial Highlights

The following summarizes our 2010 financial highlights. Additional information regarding our results of operations is included in the section entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

- Total net revenue increased 4.5% for the year ended December 31, 2010 to $1.602 billion as compared to $1.533 billion for the year ended December 31, 2009. We experienced year over year growth in our U.S. Gamunex-C and Prolastin-C A1PI net revenue of 10.0% and 12.4%, respectively, driven by both higher volumes and pricing. Pull-through sales growth by our distributors exceeded our ex-factory sales growth. In addition, we experienced a $6.8 million increase in international Prolastin/Prolastin-C A1PI net revenue, driven by higher volumes and pricing in Europe, including the impact of unfavorable foreign exchange. Despite strong European growth in Gamunex net revenue, international Gamunex-C/Gamunex IGIV net revenue declined 6.6% as a result of lower Canadian sales as a result of CBS' multi-source strategy, as well as lower sales in other international regions.
- Gross margin improved approximately 200 basis points to 43.1% for the year ended December 31, 2010 as compared to 41.2% for the year ended December 31, 2009. Gross margin benefited primarily from a $37.4 million reduction in TPR unabsorbed infrastructure and start-up costs as a result of the maturation of our plasma collection center platform.
- Operating margin improved approximately 310 basis points to 20.8% for the year ended December 31, 2010 as compared to 17.7% for the year ended December 31, 2009.
- Net income was $166.1 million for the year ended December 31, 2010, as compared to $153.9 million for the year ended December 31, 2009. Diluted earnings per common share were $1.29 and $1.50 for the years ended December 31, 2010 and 2009, respectively. Our 2010 results include $27.7 million (approximately $17.3 million after tax) in transaction-related costs associated with our definitive merger agreement with Grifols as well as a charge, including accrued interest, of $43.7 million (approximately $26.6 million after tax) associated with the judgment in favor of Plasma Centers of America, LLC (PCA). Our 2009 results include the impact of the CSL merger termination income of $75.0 million (approximately $48.8 million after tax), transaction-related costs related to the terminated CSL merger agreement of $15.1 million (approximately $9.3 million after tax), and charges related to our refinancing transactions of $43.0 million (approximately $26.3 million after tax). We believe that a meaningful comparison of our results for the years presented is enhanced by a quantified presentation of the impact of these items on our net income and diluted earnings per share, which is illustrated in the table on the next page.

- Operating cash flows were $255.5 million and $234.2 million for the years ended December 31, 2010 and 2009, respectively. Capital expenditures were $152.8 million and $75.2 million for the years ended December 31, 2010 and 2009, respectively.

In addition, our 2010 diluted earnings per common share amounts reflect a significant increase in the number of weighted average common shares used in our computation of diluted earnings per share as discussed below and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Comparability of Outstanding Common Shares and Pro Forma Diluted Earnings Per Common Share."

The adjusted net income and diluted earnings per share amounts in the table below are non-GAAP financial measures and should not be considered a substitute for any performance measure determined in accordance with U.S. GAAP. Additional information regarding the use of non-GAAP financial measures and their limitations are included in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

	Pre-Tax Amount	Income Tax Expense (Benefit)	Net Income	Diluted Earnings Per Common Share
Year Ended December 31, 2010				
U.S. GAAP	$ 244,447	$ (78,379)	$ 166,068	$ 1.29
Grifols merger-related expenses	27,730	(10,454)	17,276	0.13
PCA judgment	43,690	(17,083)	26,607	0.21
Excluding specific items	$ 315,867	$ (105,916)	$ 209,951	$ 1.63
Year Ended December 31, 2009				
U.S. GAAP	$ 228,897	$ (75,008)	$ 153,889	$ 1.50
CSL merger termination fee	(75,000)	26,250	(48,750)	(0.48)
CSL merger-related expenses	15,136	(5,873)	9,263	0.08
Write-off of deferred debt issuance costs	12,141	(4,711)	7,430	0.07
Loss on extinguishment of interest rate swap contracts	30,892	(11,986)	18,906	0.19
Excluding specific items	$ 212,066	$ (71,328)	$ 140,738	$ 1.36
As adjusted for pro forma weighted average number of shares[1]				$ 1.11

[1] As discussed further in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Comparability of Outstanding Common Shares and Pro Forma Diluted Earnings Per Common Share," we believe the comparability of our diluted earnings per share between the years presented is enhanced by the use of an adjusted share base to reflect the impact for the issuance of common shares to convert our Series A and B preferred stock, settle accrued dividends on the preferred stock, and complete our IPO as if these events occurred at the beginning of 2009.

Business Highlights

- During the fourth quarter of 2010, we initiated our Phase II clinical trial for our direct-acting thrombolytic Plasmin to treat acute Peripheral Arterial Occlusion.
- On December 13, 2010, a jury in the General Court of Justice, Superior Court Division, Wake County, North Carolina, rendered a verdict in the amount of $37.0 million in favor of PCA against TPR in a breach of contract claim, which was confirmed by the court in post trial motions. We intend to appeal. The jury verdict, if sustained, will bear simple interest at 8% per statute from the date of the breach, which totals approximately $6.7 million at December 31, 2010. We have included a charge of $43.7 million (approximately $26.6 million after tax) in our consolidated income statement for the year ended December 31, 2010 related to this judgment.
- During the fourth quarter of 2010, we initiated a clinical trial evaluating the safety and pharmacokinetic profile of two doses of Prolastin-C A1PI. The study will investigate the safety and pharmacokinetic profile of a higher dose, 120 mg/kg weekly, of Prolastin-C A1PI, versus the licensed dose of 60 mg/kg weekly.
- On October 13, 2010, we received approval from the FDA for Gamunex-C (Immune Globulin Injection [Human], 10% Caprylate/Chromatography Purified) for subcutaneous administration in the treatment of primary immunodeficiency (PI). Gamunex-C is the first and only immune globulin to provide both the intravenous route of administration and a new subcutaneous route of administration. The intravenous delivery mode is approved to treat PI, CIDP, and ITP. The subcutaneous mode is approved to treat only PI. A required post-marketing study will be initiated in the second half of 2011.
- In September 2010 and March 2010, we launched our next generation A1PI product, Prolastin-C, in Canada and the United States, respectively. We have completed the conversion of existing Canadian and U.S. Prolastin patients to Prolastin-C A1PI.
- On June 6, 2010, we entered into a definitive merger agreement with Grifols under which Grifols will acquire, through merger transactions, all of our common stock. On November 4, 2010, pursuant to a memorandum of understanding entered into in connection with the litigation described under "Legal Proceedings" included in our Form 10-K, the parties to the merger agreement entered into an amendment to the merger agreement, pursuant to which Grifols agreed to pay a per Talecris merger consideration of a combination of (1) $19.00 in cash and (2) subject to adjustment under limited circumstances, 0.6485 (or 0.641 for Talecris' directors and Talecris Holdings, LLC) of a share of Grifols non-voting share.
- On May 13, 2010, we received approval from Health Canada to launch Gamunex for subcutaneous administration in Canada for the PI indication. We launched subcutaneous administration for Gamunex in Canada in the fourth quarter of 2010.
- During the first quarter of 2010, we received approval to proceed with the proof of concept trial for plasma-derived Plasmin to treat acute ischemic stroke in certain countries outside of the United States.
- In March 2010, we began constructing our new fractionation facility located in Clayton, North Carolina. The new fractionation facility, which is expected to be operational in 2015, will have the capacity to fractionate 6.0 million liters of human plasma annually.
- In February 2010, we were granted orphan drug designation by the U.S. FDA for the development of an aerosol formulation of A1PI to treat congenital alpha-1 antitrypsin (AAT) deficiency. AAT deficiency is a chronic, hereditary condition that increases the risk of certain diseases, particularly emphysema. Currently, there are no approved, inhaled treatments available for the treatment of AAT. We received a similar orphan drug designation for the aerosolized form of A1PI from the European Commission in June of 2008. We have decided not to initiate an aerosol trial with plasma-derived Prolastin-C A1PI.

SUBSEQUENT EVENTS

Special Meeting of Stockholders

On February 14, 2011, we held a special meeting at which holders of a majority of our outstanding common stock approved the adoption of the Agreement and Plan of Merger, dated as of June 6, 2010, among Grifols and Talecris Biotherapeutics Inc. The completion of the transaction is subject to obtaining certain regulatory approvals and other customary conditions. Grifols agreed to provide written notice to the FTC staff at least thirty days prior to closing the transaction and, in any event, not to close the transaction until after 11:59 p.m. on March 20, 2011. There can be no assurance that Grifols will reach resolution with the FTC by March 20, 2011. Under the pending merger agreement, if this transaction is not closed by the current "outside date" of March 6, 2011, then under specified circumstances, either Grifols or we may elect to cause the "outside date" to be extended to a date not later than the expiration of Grifols financing for the transaction, or September 6, 2011, whichever is earlier.

Foreign Currency Hedging Program

In order to reduce the impact of the volatility of foreign currency exchange rates and improve predictability, we initiated a foreign currency hedging program in the first quarter of 2011 as discussed further in the section titled

"Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk," included elsewhere in this Annual Report.

HEALTHCARE REFORM

In March 2010, healthcare reform legislation was enacted in the United States. This legislation contains several provisions that impact our business. Certain of these provisions are included below. Additional information regarding U.S. healthcare reform is included in the section titled, "Business—Pharmaceutical Pricing and Reimbursement", located in our Form 10-K.

Although many provisions of the new legislation do not take effect immediately, several provisions became effective during 2010. These include (1) an increase in the minimum Medicaid rebate to states participating in the Medicaid program from 15.1% to 23.1% of the Average Manufacturer Price (AMP) on our branded prescription drugs, with a limitation of this increase on clotting factors to 17.1% of the AMP; (2) the extension of the Medicaid rebate to managed care organizations that dispense drugs to Medicaid beneficiaries; and (3) the expansion of the 340B Public Health Services (PHS) drug pricing program, which provides hospital outpatient drugs at reduced rates, to include additional hospitals, clinics, and healthcare centers. These new provisions did not have a material impact on our 2010 financial results.

Beginning in 2011, the new law requires that drug manufacturers provide a 50% discount to Medicare beneficiaries whose prescription drug costs cause them to be subject to the Medicare Part D coverage gap (commonly referred to as the donut hole). Also, beginning in 2011, we will be assessed our share of a new fee assessed on all branded prescription drug manufacturers and importers. This fee will be calculated based upon each organization's percentage share of total branded prescription drug sales to U.S. government programs (such as Medicare, Medicaid and VA and PHS discount programs) made during the previous year. The aggregated industry wide fee is expected to range from $2.5 billion to $4.1 billion annually between 2011 and 2018 and remain at $2.8 billion in 2019 and subsequent years.

Beginning in 2012, the new law may require us to issue Internal Revenue Service Forms 1099 to plasma donors whose remuneration exceeds six hundred dollars annually. The cost of implementing this requirement, as well as its potential impact on plasma donations, is unknown at this time.

Presently, uncertainty exists as many of the specific determinations will be developed as regulatory bodies interpret the law and enact new regulations. For example, determination as to how the Medicare Part D coverage gap will operate and how the annual fee on branded prescriptions will be calculated and allocated remains to be clarified. As noted above, these programs will become effective in 2011.

BASIS OF PRESENTATION

Our consolidated financial statements include the accounts of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. The effects of business acquisitions have been included in our consolidated financial statements from their respective date of acquisition.

The comparability of our financial results is impacted by significant events and transactions during the years presented as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. A detailed description of our significant accounting policies is included in the footnotes to our audited consolidated financial statements included elsewhere in this Annual Report.

We believe that certain of our accounting policies are critical because they are the most important to the preparation of our consolidated financial statements. These policies require our most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of our critical accounting policies during 2010. We periodically review our critical accounting policies and estimates with the audit committee of our board of directors. The following is a summary of accounting policies that we consider critical to our consolidated financial statements.

Revenue Recognition and Gross-to-Net Revenue Adjustments

We recognize revenue when earned, which is generally at the time of delivery to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations. The recognition of revenue is deferred if there are significant post-delivery obligations, such as customer acceptance.

Allowances against revenues for estimated discounts, rebates, administrative fees, chargebacks, shelf-stock adjustments, and other items are established by us concurrently with the recognition of revenue. The standard terms and conditions under which products are shipped to our customers generally do not allow a right of return. In the rare instances in which we grant a right of return, revenue is reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met.

We have supply agreements with our major distributors, which require them to purchase minimum quantities of our products. We regularly review the supply levels of our products on hand at major distributors, primarily by analyzing inventory reports supplied by these distributors, available data regarding the sell-through of our products, our internal data, and other available information. When we believe distributor inventory levels have increased relative to underlying demand, we evaluate the need for sales return allowances. Factors that influence the allowance include historical sales return activity, levels of inventory in the distribution network, inventory turnover, demand history, demand projections, estimated product shelf-life, pricing, and competition. Sales returns have not been material during the years presented.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

Gross product sales are subject to a variety of deductions that are generally estimated and recorded in the same period that the revenues are recognized, and primarily represent rebates to government agencies, chargebacks to wholesalers and distributors, and customer prompt pay discounts. These gross-to-net revenue adjustments are described below.

We offer rebates to some classes of trade, which we account for by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of rebates attributable to each sale. We determine our estimate of the rebates primarily based on historical experience and current contract arrangements. We consider the sales performance of products subject to rebates and the levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. Rebates accrued upon sale are settled based on actual experience. Due to the limited classes of trade that participate in rebate programs and our visibility of inventories in the channel, adjustments for actual experience have not been material.

We participate in state government-managed Medicaid programs. We account for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of the Medicaid rebate claims attributable to such sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. While these rebate payments to the states generally occur on a one to two quarter lag, any adjustments for actual experience have not been material.

As of December 31, 2010, our allowance for managed health care and Medicaid rebates and other items was $23.8 million. A hypothetical 10% change in payments made for managed health care and Medicaid rebates for the year ended December 31, 2010 would not have a material impact to our consolidated results of operations.

We enter into agreements with some customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when our products are purchased from wholesalers by these entities at the contract price which is less than the price charged by us to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of our products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence our provision for chargebacks, and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

As of December 31, 2010, our allowance for chargebacks was $3.4 million. A hypothetical 10% change in credits issued for chargebacks for year ended December 31, 2010 would not have a material impact to our consolidated results of operations.

Sales allowances are established based upon consideration of a variety of factors, including, but not limited to, our sales terms, which generally provide for up to a 2% prompt pay discount on domestic and international sales, contractual agreements with customers, estimates of the amount of product in the pipeline and prescribing patterns. We believe that our sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at our best estimate of the accruals at the time of the sale. Actual sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts. As these prompt pay discounts are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

As of December 31, 2010, our allowance for cash discounts was $1.2 million. A hypothetical 10% change in credits issued for cash discounts for the year ended December 31, 2010 would not have a material impact to our consolidated results of operations.

Shelf-stock adjustments are credits issued to customers to reflect decreases in the selling prices of products. Agreements to provide this form of price protection are customary in our industry and are intended to reduce a customer's inventory cost to better reflect current market prices. Shelf-stock adjustments are based upon the amount of product that customers have remaining in their inventories at the time of a price reduction. Decreases in our selling prices are discretionary decisions made by us to reflect market conditions. Any amounts recorded for estimated price adjustments would be based upon the specific terms with customers, estimated declines in price, and estimates of inventory held by the customer. We have not experienced material shelf-stock adjustments during the years presented as a result of the demand for plasma-derived products outpacing the supply due to our constraints in our industry. Recently, product supply and demand have become more balanced. We could experience material shelf-stock adjustments in the future in the event that the supply-demand dynamic become unbalanced and resulted in price declines.

We utilize information from external sources to estimate our significant gross-to-net revenue adjustments. Our estimates of inventory at wholesalers and distributors are based on written and oral information obtained from certain wholesalers and distributors with respect to their inventory levels and sell-through to customers. The inventory information received from wholesalers and distributors is a product of their record-keeping process. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations, including lags between the date as of which the third-party information is generated and the date on which we receive third-party information. We believe, based on our experience, that the information obtained from external sources provides a reasonable basis for our estimate.

The following table summarizes our gross-to-net revenue adjustments expressed in dollars and percentages:

	Years Ended December 31,		
	2010	2009	2008
Gross product revenue	$ 1,660,643	$ 1,593,995	$ 1,389,542
Chargebacks	(28,013)	(24,380)	(13,927)
Cash discounts	(20,186)	(18,710)	(15,147)
Rebates and other	(35,130)	(42,397)	(24,008)
SG&A reimbursements	(378)	(754)	(1,910)
Product net revenue	$ 1,576,936	$ 1,507,754	$ 1,334,550

	Years Ended December 31,		
	2010	2009	2008
Gross product revenue	100%	100%	100%
Chargebacks	(1.7%)	(1.5%)	(1.0%)
Cash discounts	(1.2%)	(1.2%)	(1.1%)
Rebates and other	(2.1%)	(2.7%)	(1.7%)
SG&A reimbursements	—	—	(0.1%)
Product net revenue	95.0%	94.6%	96.1%

The following table provides a summary of activity with respect to our allowances:

	Chargebacks	Cash Discounts	Rebates and Other	Total
Balance at December 31, 2007	$ 2,688	$ 1,074	$ 11,432	$ 15,194
Provision	13,927	15,147	24,008	53,082
Credits issued	(12,752)	(14,727)	(23,029)	(50,508)
Balance at December 31, 2008	3,863	1,494	12,411	17,768
Provision	24,380	18,710	42,397	85,487
Credits issued	(23,981)	(18,930)	(28,381)	(71,292)
Balance at December 31, 2009	4,262	1,274	26,427	31,963
Provision	28,013	20,186	35,508	83,707
Credits issued	(28,850)	(20,280)	(38,118)	(87,248)
Balance at December 31, 2010	$ 3,425	$ 1,180	$ 23,817	$ 28,422

As discussed elsewhere in this Annual Report, the recently enacted healthcare reform legislation increased the size of Medicaid rebates paid by drug manufacturers from 15.1% to 23.1% of the AMP, with a limitation of this increase on clotting factors to 17.1% of the AMP.

The increase in the provision for chargebacks during 2010 as compared to prior years was largely due to increased sales related to government contracts. Rebates and other adjustments were impacted by the reduction of channel inventories during 2010. The increase in the provision for rebates and other for the year ended December 31, 2009 as compared to the year ended December 31, 2008 was primarily due to higher GPO fees, Medicaid rebates, and the potential Canadian pricing adjustment, among others. The provision for chargebacks for the year ended December 31, 2009 as compared to the year ended December 31, 2008 was largely due to increased sales related to government contracts.

Concentrations of Credit Risk

Customer Concentrations

Our accounts receivable, net, includes amounts due from pharmaceutical wholesalers and distributors, buying groups, hospitals, physicians' offices, patients, and others. Our concentrations with customers that represented more than 10% of our accounts receivable, net, were:

- At December 31, 2010: Amerisource Bergen- 12.8%
- At December 31, 2009: FFF Enterprise, Inc.- 14.6%

The following table summarizes our concentrations with customers that represented more than 10% of our total net revenue:

	Years Ended December 31,		
	2010	2009	2008
FFF Enterprise, Inc	13.9%	14.4%	12.8%
Amerisource Bergen	13.1%	12.3%	12.0%
Canadian Blood Services	<10%	<10%	10.6%

In the event that any of these customers were to suffer an adverse downturn in their business or a downturn in their supply needs, our business could be materially adversely affected. Additional information regarding customer concentrations is included in the section titled "Risk Factors—Risks Related to our Business—A substantial portion of our revenue is derived from a small number of customers, and the loss of one or more customers could have a material adverse effect on us" in our Form 10-K.

Counterparty Risk

As discussed further in "Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk," we initiated a foreign currency hedging program in the first quarter of 2011 for the purpose of managing the economic effects of the volatility associated with short-term changes in euro/U.S. dollar exchange rates on our earnings and cash flows. These derivative financial instruments present certain market and counterparty risks. We seek to manage the counterparty risks associated with these contracts by limiting transactions to counterparties with which we have established banking relationships and limit the duration of the contracts to less than one year. We are exposed to potential losses if a counterparty fails to perform according to the terms of the agreement. We do not require collateral or other security to be furnished by counterparties to our derivative financial instruments. There can be no assurance, however, that our practice effectively mitigates counterparty risk. A number of financial institutions similar to those that serve or may serve as counterparties to our hedging arrangements were adversely affected by the global credit crisis. The failure of any of the counterparties to our hedging arrangements to fulfill their obligations to us could adversely affect our results of operations and cash flows.

Research and Development

Our R&D expenses include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of R&D equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services, and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance, and general support services. All costs associated with R&D activities are expensed as incurred.

We continue to invest in R&D to provide future sources of revenue through the development of new products, as well as through additional uses for existing products. We have a strong commitment to science and technology with a track record of accomplishments and pipeline opportunities. We focus our R&D efforts in three key areas: continued enhancement of our process technologies (including pathogen safety), life cycle management for our existing products (including new indications), and the development of new products. We expect overall R&D spending to increase in subsequent periods due to life-cycle management, new product projects, and licensure of technology or products.

The following table summarizes our significant R&D projects and expenses for the years presented:

	Years Ended December 31,		
	2010	2009	2008
Life Cycle Management:			
Gamunex CIDP	$ 50	$ 200	$ 600
Prolastin-C A1PI	$ 3,200	$ 2,200	$ 3,900
Prolastin Alpha-1 Aerosol	$ 1,900	$ 8,900	$ 6,100
Gamunex subcutaneous administration	$ 400	$ 1,400	$ 3,300
New Product Candidates:			
Plasmin and recombinant Plasmin	$ 26,500	$ 25,500	$ 18,500
Other recombinant products	$ 10,500	$ 4,700	$ 4,000

Additional information regarding the status of our life cycle management activities and new product candidates is included in "Business—Research and Development" in our Form 10-K.

Income Taxes

We calculate a provision for, or benefit from, income taxes using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A reduction in the carrying amounts of deferred tax assets by a valuation allowance is required, if, based on the available evidence, it is more likely than not that the assets will not be realized. Accordingly, we periodically assess the need to establish valuation allowances for deferred tax assets based on the more-likely-than-not realization threshold criterion. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies.

We establish reserves for uncertain income tax positions, based on the technical support for the positions, our past audit experience with similar situations, and potential interest and penalties related to the matters. Our recorded reserves represent our best estimate of the amount, if any, that we will ultimately be required to pay to settle such matters. The resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law and the willingness of the income tax authorities to settle, including the timing thereof and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future, which would be recorded within (provision) benefit for income taxes in our consolidated income statements. Interest and penalties related to unrecognized tax benefits are recognized as a component of our income tax provision.

Share-Based Compensation

We have long-term incentive plans which provide for the grant of awards in the form of incentive stock options, non-qualified stock options, share appreciation rights, restricted stock, restricted stock units (RSU's), unrestricted shares of common stock, deferred share units, and performance share units (PSU's) to eligible employees, directors, and consultants. We value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee's salary. We record income tax benefits which result from realizing a tax deduction in excess of previously recognized compensation expense as additional paid-in capital.

The fair value of our common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that we will be required to record over the vesting period. Given the absence of a trading market for our common stock on grant dates prior to October 1, 2009, our board of directors, or special dividend committee or compensation committee designated by our board of directors, estimated the fair value of our common stock contemporaneously with each grant using numerous objective and subjective factors. These factors included: (i) our stage of development, our efforts to become independent from Bayer, and revenue growth; (ii) the timing of the anticipated launch of new products and new indications; (iii) business conditions and business challenges at the time; (iv) available market data, including observable market transactions, and valuations for comparable companies; (v) the illiquid nature of our stock options and stock grants; and (vi) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions at the grant date. In making the assessment of common stock fair value on each award date, our board of directors or designated committee of our board of directors considered the guidance in American Institute of Certified Public Accountants Technical Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation." The valuations were completed utilizing the market and/or an income approach and then the enterprise value was allocated using the "Probability-Weighted Expected Return Method," which provides different probability weights of various likely scenarios (distressed; remain private; private sale; IPO), and develops valuations by determining the present value of the future expected common stock value under each of these scenarios. For option awards granted on October 1, 2009, the fair value of our common stock was determined to be the IPO price per share of $19.00. For option awards granted subsequent to our IPO, we consider the fair value of our common stock to be the closing share price as reported by The NASDAQ Global Select Market on the grant date.

We estimate the fair value of stock options at the grant date using a Black-Scholes option pricing model, which requires the use of a number of assumptions related to the risk-free interest rate, average life of options (expected term), expected volatility, and dividend yield. There was no trading market for our common stock or stock options on grant dates prior to October 1, 2009. Therefore, our application of the Black-Scholes pricing model incorporates historical volatility measures of similar public companies. A forfeiture rate based on historical attrition rates of award holders is used in estimating the granted awards not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods. Our valuation utilized a dividend yield of zero. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of our stock options on their grant dates. Estimates of the values of these grants are not intended to predict actual future events or the value ultimately realized by employees who receive such awards.

Service-based awards vest annually in equal amounts over the vesting period. Performance-based awards vest annually upon the achievement of corporate performance objectives which are established by our board of directors. We make assessments as to whether the performance conditions related to the performance-based awards will be achieved. We record compensation cost for awards with performance conditions based on the probable outcome of the performance conditions.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in our option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of the stock options could be different. In addition, if we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net income, and earnings per share amounts could have been materially different.

Additional information regarding the assumptions used in our accounting for share-based compensation awards is included in the footnotes to our audited consolidated financial statements included elsewhere in this Annual Report.

Accounts Receivable, net

Accounts receivable, net, consists of amounts owed to us by our customers on credit sales with terms generally ranging from 30 to 150 days from the date of invoice and are presented net of an allowance for doubtful accounts receivable on our consolidated balance sheets.

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. In extending credit, we assess our customers' creditworthiness by, among other factors, evaluating the customers' financial condition, credit history, and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts. We also consider, among other things, customer concentrations and changes in customer payment terms or payment patterns.

If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in determining the allowance, the allowance would be adjusted through charges or credits to SG&A in our consolidated income statement in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant. While our credit losses have historically been within our expectations and the allowance established, we may not continue to experience the same credit loss rates that we have in the past.

Inventories

Inventories consist of raw material, work-in-process, and finished goods held for sale and are stated at the lower of cost or market, which approximates actual costs determined on a first-in, first-out basis and market being determined as the lower of replacement cost or estimated net realizable value. We establish inventory reserves through inventory impairment provision charges to cost of goods sold when conditions indicate that the selling price could be less than cost. These inventory impairment provisions establish a lower cost basis for the inventory.

Our raw materials, particularly plasma, are susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable as raw material for further manufacturing. In the event that we determine that the plasma was not collected in accordance with our standard operating procedures (SOP) or in a current Good Manufacturing Practices (cGMP) compliant fashion or that the collection center is unable to obtain FDA licensure, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods sold during the period the plasma is determined to be unrealizable. From time to time, we have experienced significant impairment charges to cost of goods sold related to raw plasma that was collected or stored in a manner not consistent with our SOP or cGMP, such as the $23.3 million charge we recorded during the first half of 2008 as discussed further in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Plasma Center cGMP issue."

The manufacture of our plasma-derived products is an extremely complex process of fractionation, purification, filling, and finishing. Although we attempt to maintain high standards for product testing, manufacturing, process controls, and quality assurance, our products can become non-releasable, or otherwise fail to meet our stringent specifications through a failure of one or more of these processes. Extensive testing is performed throughout the manufacturing process to ensure the safety and effectiveness of our products. We may, however, detect instances in which an unreleased product was produced without adherence to our SOP or cGMP. Such an event of noncompliance would likely result in our determination that the product should not be released and therefore would be destroyed, resulting in a charge to cost of goods sold. While we expect to write off small amounts of work-in-process inventory in the ordinary course of business, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. Such write-offs and other costs could cause material fluctuations in our profitability.

Once we have manufactured our plasma-derived products, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship, or distribute our products, to properly care for our products may require those products be destroyed, resulting in a charge to cost of goods sold. Our finished goods are also subject to physical deterioration, obsolescence, reductions in estimated future demand, and reductions in selling prices. We generally record an inventory impairment provision for finished goods inventory six months prior to its expiry date when we do not reasonably expect to sell the product prior to expiration.

We capitalize the cost of unlicensed plasma when, based on our judgment, future economic benefit is probable. While unlicensed plasma cannot be sold to third parties or used in our manufacturing processes to make finished product until all regulatory approvals have been obtained, we have determined that it is probable that our plasma inventories are realizable. As part of the FDA licensing process for plasma collection centers, we are initially permitted to collect plasma utilizing the procedures and Quality Systems implemented and approved under our existing Biologics License Application (BLA) until such time as the FDA inspectors have conducted a pre-license inspection of the site and approved the site for inclusion in the BLA. At the conclusion of this process, we are permitted to sell or utilize previously collected plasma in the manufacturing of final product. We believe that our cumulative knowledge of the industry, standard industry practices, experience working with the FDA, established Quality Systems, and consistency with achieving licensure support our capitalization of unlicensed plasma. Total unlicensed plasma and related testing costs included in our raw material inventories was $2.6 million at December 31, 2010.

Impairment Reviews

We evaluate the recoverability of recorded goodwill and other indefinite-lived intangible asset amounts annually as of December 31 or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value-based test. This test requires us to make estimates of factors that include, but are not limited to, projected future operating results and business plans, economic projections, anticipated future cash flows, comparable marketplace data from a consistent industry group and the cost of capital. Any applicable impairment loss is the amount, if any, by which the implied fair value is less than the carrying value.

We review the carrying amounts of other long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We periodically evaluate whether events or changes in circumstances have occurred that may warrant revision of the estimated useful lives of our long-lived assets or whether the remaining carrying amount of long-lived assets should be evaluated for possible impairment. An example of such a change in circumstances includes a significant adverse change in the extent or manner in which an asset is being used.

Recent Accounting Pronouncements Applicable to Our Company

In April 2010, the Financial Accounting Standards Board (FASB) issued new accounting guidance which clarifies questions surrounding the accounting implications of the different signing dates of the Health Care and Education Reconciliation Act (signed March 30, 2010) and the Patient Protection and Affordable Care Act (signed March 23, 2010). The new guidance states that the FASB and the Office of the Chief Accountant at the SEC would not be opposed to viewing the two Acts together for accounting purposes. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued new accounting guidance regarding disclosures related to subsequent events. An entity that is a U.S. Securities and Exchange Commission (SEC) filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between the Accounting Standards Codification (ASC) and the SEC's requirement. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued guidance that requires new disclosures for fair value measurements and provides clarity for existing disclosures. This update requires new disclosures for (1) transfers in and out of levels 1 and 2, and (2) activity in level 3, by requiring the reconciliation to present separate information about purchases, sales, issuance, and settlements. Also, this update clarifies the disclosures related to the fair value of each class of assets and liabilities and the input and valuation techniques for both recurring and nonrecurring fair value measurements in levels 2 and 3. The effective date for the disclosures and clarifications is for the interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements, which is effective for fiscal years beginning after December 15, 2010. This update is not expected to have a material impact on our consolidated financial statements or related disclosures.

In October 2009, the FASB issued new accounting guidance regarding multiple-deliverable revenue arrangements. The new guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. The guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. A company may elect, but will not be required, to adopt the guidance retrospectively for all prior periods. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements or related disclosures.

In August 2009, the FASB released new accounting guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance; however, earlier application is permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements or related disclosures.

On January 30, 2009, the SEC released the final rules requiring all registered companies to use eXtensible Business Reporting Language (XBRL) when submitting financial statements to the SEC. The new rules initially will require interactive data reporting only by domestic and foreign large accelerated filers that prepare their financial statements in accordance with U.S. GAAP and have a worldwide public common equity float above $5.0 billion for their first quarterly period ending after June 15, 2009 and all reporting periods thereafter. We will be required to file using XBRL beginning with our quarterly reporting period ending March 31, 2011.

MATTERS AFFECTING COMPARABILITY

We believe that the comparability of our financial results between the years presented is significantly impacted by the following items:

Plasma Center of America (PCA) Judgment

On December 13, 2010, a jury in the General Court of Justice, Superior Court Division, Wake County, North Carolina, rendered a verdict in the amount of $37.0 million in favor of PCA against TPR in a breach of contract claim, which was confirmed by the court in post trial motions. We intend to appeal. The jury verdict, if sustained, will bear simple interest at 8% per statute from the date of breach, which totals approximately $6.7 million at December 31, 2010. We have included a charge of $43.7 million (approximately $26.6 million after tax) in our consolidated income statement for the year ended December 31, 2010 related to this judgment.

Definitive Merger Agreement with Grifols

We have entered into agreements with investment bankers related to our definitive merger agreement with Grifols. We incurred fees totaling $2.5 million under these agreements during 2010. During 2010, we also incurred legal, accounting, and other fees of $18.3 million associated with the merger.

Under our agreements with investment bankers, we are obligated to pay additional fees totalling $21.3 million upon successful closing of the transaction.

Under the terms of the merger agreement with Grifols, we are permitted to offer retention amounts up to a total of $15.0 million to employees. As of December 31, 2010, we have offered retention amounts totaling approximately $10.2 million to employees, of which $2.9 million was paid during 2010 and the remaining amounts are expected to be paid in 2011, subject to the terms of the retention agreements. We incurred retention expenses, including fringe benefits, of $6.9 million during the year ended December 31, 2010. The remaining retention amounts will likely be recognized ratably through the second quarter of 2011, but we may offer additional retention packages.

Financial Impact of IPO and Refinancing Transactions

The following table summarizes the changes to our indebtedness during 2009, including the impact from the application of the net proceeds to us of $519.7 million from our IPO and the net proceeds to us of $583.9 million from our refinancing transactions:

	December 31, 2008	2009 Net Repayments	October 6, 2009 IPO	October 21, 2009 Refinancing	Accretion	December 31, 2009
Revolving credit facility	$ 179,941	$ (124,348)	$ —	$ (55,593)	$ —	$ —
First Lien Term Loan	686,000	(5,250)	(389,812)	(290,938)	—	—
Second Lien Term Loan	330,000	—	(129,937)	(200,063)	—	—
7.75% Notes	—	—	—	600,000	—	600,000
Discount on 7.75% Notes	—	—	—	(4,074)	120	(3,954)
Total indebtedness	$ 1,195,941	$ (129,598)	$ (519,749)	$ 49,332	$ 120	$ 596,046

In addition to the debt principal repayments in the preceding table, we used $28.7 million of the net proceeds to us from the issuance of the 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million and $8.6 million to pay accrued interest associated with our then outstanding First and Second Lien Term Loans. In addition to the $4.1 million of discounts on the 7.75% Notes disclosed in the table above, approximately $12.0 million of commissions were deducted from the gross issuance proceeds. Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million. We incurred other costs related to our IPO of $3.9 million, of which $1.3 million is included within SG&A in our consolidated income statement for the year ended December 31, 2009 and $2.6 million is included as a reduction of additional paid-in capital on our December 31, 2009 consolidated balance sheet.

As a result of the IPO and refinancing transactions, we recognized a charge during the fourth quarter of 2009 of $12.1 million to write-off previously deferred debt issuance costs related to our First and Second Lien Term Loans and $30.9 million related to costs associated with the settlement and termination of our interest rate swap contracts. These charges, which totaled $43.0 million, are recorded within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009. We capitalized $14.9 million of debt issuance costs associated with the issuance of the 7.75% Notes and the revolving credit facility amendment during 2009.

The following table summarizes changes in deferred debt issuance costs during the year ended December 31, 2009:

	December 31, 2008	Charges	Newly Capitalized Debt Issuance Costs	Amortization	December 31, 2009
Revolving credit facility	$ 3,014	$ —	$ 1,545	$ (1,041)	$ 3,518
First Lien Term Loan	9,629	(8,054)	—	(1,575)	—
Second Lien Term Loan	4,744	(4,087)	—	(657)	—
7.75% Notes	—	—	13,334	(392)	12,942
Total deferred debt issuance costs	$ 17,387	$ (12,141)	$ 14,879	$ (3,665)	$ 16,460

Comparability of Outstanding Common Shares and Pro Forma Diluted Earnings Per Common Share

As discussed elsewhere in this Annual Report, we completed our IPO and refinancing transactions during the fourth quarter of 2009. Our IPO consisted of 56,000,000 shares of our common stock of which 28,947,368 were newly issued and sold by us and 27,052,632 shares were sold by the selling stockholder, Talecris Holdings, LLC. We used the net primary proceeds to us of $519.7 million to repay amounts outstanding under our then existing First and Second Lien Term Loans. In connection with our IPO, we also converted our Series A and B preferred stock into 85,846,320 shares of our common stock and issued 2,381,548 shares of our common stock to settle $45.3 million of accrued dividends upon the conversion of our Series A and B preferred stock. The issuance of new common shares has resulted in a significant increase in the number of common shares used in our computation of diluted earnings per common share. The application of the net primary proceeds to us from our IPO to repay our then existing indebtedness has resulted in a significant reduction in interest expense in periods subsequent to our IPO.

We believe that the comparability of our financial results for the years presented is enhanced by the following pro forma presentation of our diluted earnings per common share. In the table below, the pro forma diluted earnings per common share computation for the year ended December 31, 2009 reflects an adjustment to net income for reduced interest expense as if the net primary proceeds to us from our IPO of $519.7 million had been applied to repay our debt at the beginning of 2009, net of interest rate differences from our 7.75% Notes issuance. The pro forma adjustments to the denominator reflects the impacts for the issuance of common shares to convert preferred stock, settle accrued dividends on the preferred stock and complete the IPO as if these events occurred at the beginning of 2009.

	Years Ended December 31,			
	2010 Actual	**2009 Actual**	**2009 Pro forma**	**2008 Actual**
Net income	$ 166,068	$ 153,889	$ 153,889	$ 65,797
Interest expense reduction due to debt repayment			5,555	—
Less accretion of common stock put option	—	—	—	(308)
Net income available to common stockholders	$ 166,068	$ 153,889	$ 159,444	$ 65,489
Weighted average common shares outstanding	123,323,722	31,166,613	31,166,613	1,310,448
Plus incremental shares from assumed conversions:				
Stock options and restricted stock	5,603,331	7,374,601	7,374,601	5,605,032
Series A preferred stock	—	53,654,795	53,654,795	72,000,000
Series B preferred stock	—	10,318,354	10,318,354	13,846,320
Shares issued for preferred stock dividend	—	—	1,774,743	—
Newly issued shares for IPO	—	—	22,047,585	—
Dilutive potential common shares	128,927,053	102,514,363	126,336,691	92,761,800
Diluted net income per common share	$ 1.29	$ 1.50	$ 1.26	$ 0.71

Definitive Merger Agreement with CSL Limited (CSL)

On August 12, 2008, we entered into a definitive merger agreement with CSL, the closing of which was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission filed an administrative complaint challenging the merger and a complaint in federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the merger parties agreed to terminate the definitive merger agreement. CSL paid Talecris a merger termination fee of $75.0 million (after tax amount of $48.8 million) during the 2009 second quarter, which is included as other non-operating income in our consolidated income statement for the year ended December 31, 2009. The U.S. Federal Trade Commission's complaints were subsequently dismissed.

We recorded retention expense, including fringe benefits, of $9.2 million and $5.6 million for the years ended December 31, 2009 and 2008, respectively. We classified the cost of this retention program consistent with each recipient's salary. We made payments of approximately $13.3 million under this retention program during 2009. All retention amounts were paid during 2009.

We incurred legal and other costs associated with the regulatory review process of $6.0 million and $8.3 million during the years ended December 31, 2009 and 2008, respectively, which are included in SG&A in our consolidated income statements.

Foreign Corrupt Practices Act (FCPA)

We are conducting an internal investigation into potential violations of the FCPA that we became aware of during the conduct of an unrelated review. The FCPA investigation is being conducted by outside counsel under the direction of a special committee of our board of directors. During the years ended December 31, 2010 and 2009, we incurred $5.0 million and $8.0 million, respectively, of legal costs associated with our internal investigation into this matter, which are recorded in SG&A in our consolidated income statement. We expect to complete our internal FCPA investigation and present our findings to the Department of Justice (DOJ) in 2011. The preliminary findings of our investigation indicate that it is probable that there were FCPA violations by persons associated with us that the DOJ or other regulators may assert are attributable to us. Even though we self-disclosed this matter to the DOJ, it or other federal agencies may seek to impose sanctions on us that may include, among other things, debarment, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of a new control staff or enhancements of existing compliance and training programs. Any such sanctions or related loss of business could have a material adverse effect on us or our results of operations. It is possible, however, that any sanctions that DOJ or other federal agencies might otherwise consider imposing would be reduced, if not eliminated, in light of the comprehensive compliance measures that we have implemented. Given the preliminary nature of our findings, our continuing investigation and the uncertainties regarding this matter, we are unable to estimate the financial outcome. Additional information regarding our investigation into potential violations of the FCPA is included in the footnotes to our consolidated financial statements and in the section of our Form 10-K entitled, "Risk Factors—Risks Related to Our Business—We are investigating potential Foreign Corrupt Practices Act violations."

Unabsorbed TPR Infrastructure and Start-Up Costs

Our cost of goods sold includes $6.6 million, $44.0 million, and $98.5 million for the years ended December 31, 2010, 2009, and 2008, respectively, related to unabsorbed TPR infrastructure and start-up costs associated with the development of our plasma collection center platform. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold. The reduction in unabsorbed TPR infrastructure and start-up costs resulted primarily from the maturation of our plasma collection center platform. We believe we have substantially eliminated unabsorbed TPR infrastructure and start-up costs.

Plasma Center cGMP Issue

During the first and second quarters of 2008, we incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from our SOP and cGMP at one of our plasma collection centers. Our preliminary investigations concluded that the deviations from our SOP and cGMP resulted in impairments to the related raw material and work-in-process inventories as we concluded there was no probable future economic benefit related to the impacted inventories. Subsequently, due to further investigations and new facts and circumstances, we determined that certain impacted inventories were saleable. We record recoveries directly to cost of goods sold after the impacted material is converted into final products and sold to third parties. During the years ended December 31, 2009 and 2008, we recorded recoveries of $1.9 million and $17.5 million, respectively. For the year ended December 31, 2008, recoveries totaled $17.5 million, resulting in a net provision of $5.8 million for 2008. No material recoveries were recorded during the year ended December 31, 2010.

Share-Based Compensation Awards

We have long-term incentive plans, which provide for the grant of awards in the form of incentive stock options, non-qualified stock options, share appreciation rights, restricted stock, restricted stock units (RSU's), unrestricted shares of common stock, deferred share units, and performance share units, to eligible employees, directors, and consultants.

The following table summarizes our share-based compensation expense:

	Years Ended December 31,		
	2010	2009	2008
SG&A	$ 12,606	$ 40,968	$ 33,780
R&D	1,024	2,303	2,361
Total operating expenses	13,630	43,271	36,141
Cost of goods sold	3,336	4,275	2,566
Total expense	$ 16,966	$ 47,546	$ 38,707
Capitalized in inventory	$ 2,265	$ 3,574	$ 3,233

In addition to incremental share-based compensation expense associated with share-based compensation awards granted during the years presented, the following items have impacted the comparability of our share-based compensation expense:

- The decrease in share-based compensation expense during 2010 was primarily driven by the final vesting of awards under our 2005 Stock Option and Incentive Plan on April 1, 2010 and the majority of the awards under our 2006 Restricted Stock Plan on March 31, 2010. In addition, a combination of estimate-to-actual true ups as these plans culminated during 2010 and the acceleration of certain options to our Chairman and Chief Executive Officer in 2009 (discussed further below) further impacted the comparability of share-based compensation expense between the years presented.
- During the third quarter of 2009, we entered into an amended and restated employment agreement with our Chairman and Chief Executive Officer which included accelerating the vesting of options to purchase 1,008,000 shares of our common stock at an exercise price of $21.25 per common share to August 19, 2009. The acceleration of these options resulted in the recognition of a non-cash charge of $11.8 million of compensation expense during 2009. Options to purchase these shares were previously scheduled to vest in April of 2010 (504,000 options) and April of 2011 (504,000 options).
- During the second quarter of 2008, the compensation committee of our board of directors amended the exercise price of 570,400 stock options outstanding to certain employees from $21.25 per share to $11.00 per share and also amended the exercise price of 17,152 stock options outstanding to certain members of our board of directors from $21.25 per share to $11.00 per share. The stock options that were re-priced were granted during 2007.

The following table summarizes the remaining unrecognized compensation cost related to our share-based compensation awards as of December 31, 2010 and the weighted average period over which non-cash compensation cost is expected to be recognized:

	Unrecognized Compensation Cost	Weighted Average Period (Years)
Stock options	$ 3,965	2.10
Restricted share awards	721	0.25
RSU's	6,589	2.10
PSU's	1,138	1.25
Total	$ 12,413	

In addition to the unrecognized compensation cost included in the table above, at December 31, 2010, $1.7 million of compensation cost was included in inventory on our consolidated balance sheet, which we expect to be recognized as non-cash compensation expense in our consolidated income statement primarily within the next twelve months. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based awards, differences between our anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance award vesting, and other actions by our board of directors or its compensation committee. Additional information regarding our share-based compensation awards is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-Based Compensation" and in the footnotes to our audited consolidated financial statements included elsewhere in this Annual Report.

RESULTS OF OPERATIONS

We have included information regarding our results of operations in the following table. The subsequent discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations. You are encouraged to read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related footnotes included elsewhere in this Annual Report. Additional information regarding significant matters affecting comparability of our results of operations is included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

	Years Ended December 31,		
	2010	2009	2008
Net revenue:			
Product	$ 1,576,936	$ 1,507,754	$ 1,334,550
Other	24,683	25,455	39,742
Total	1,601,619	1,533,209	1,374,292
Cost of goods sold	911,976	901,077	882,157
Gross profit	689,643	632,132	492,135
Operating expenses:			
SG&A	287,011	289,929	227,524
R&D	69,649	71,223	66,006
Total	356,660	361,152	293,530
Income from operations	332,983	270,980	198,605
Other non-operating (expense) income:			
Interest expense, net	(45,837)	(74,491)	(96,640)
PCA judgment	(43,690)	—	—
CSL merger termination fee	—	75,000	—
Loss on extinguishment of debt	—	(43,033)	—
Equity in earnings of affiliate	991	441	426
Total	(88,536)	(42,083)	(96,214)
Income before income taxes	244,447	228,897	102,391
Provision for income taxes	(78,379)	(75,008)	(36,594)
Net income	$ 166,068	$ 153,889	$ 65,797
Earnings per common share:			
Basic	$ 1.35	$ 4.56	$ 39.01
Diluted	$ 1.29	$ 1.50	$ 0.71
Financial measures:			
Gross margin	43.1%	41.2%	35.8%
Operating margin	20.8%	17.7%	14.5%
Effective income tax rate	32.1%	32.8%	35.7%

Primary Revenue and Expense Components

The following is a description of the primary components of our revenue and expenses:

- **Product net revenue**—Our product net revenue is presented net of allowances for estimated discounts, rebates, administrative fees, chargebacks, and sales allowances. Our product net revenue is also presented net of SG&A reimbursements to certain international distributors.
- **Other net revenue**—Our other net revenue primarily consists of royalties under our collaborative agreements, licensing fees, milestone revenues, and revenue related to contracted services performed for third parties at our Melville, New York facility.
- **Cost of goods sold**—Our cost of goods sold includes material costs for the products we sell, which primarily consists of plasma and other costs associated with the manufacturing process, such as personnel costs, utilities, consumables, and overhead. In addition, our cost of goods sold includes packaging costs and distribution costs. The most significant component of our cost of goods sold is plasma, which is the common raw material for our primary products. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days for some specialty plasma, in addition to a required 60 day pre-production holding period for plasma, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.
- **Gross profit**—Our gross profit is impacted by the volume and pricing of our finished products, our raw material costs, production mix, yield, and cycle times, as well as our production capacities and normal production shut-downs, and the timing and amount of release of finished product. Our profitability is significantly impacted by the efficiency of our utilization of plasma, including, but not limited to, the production yields we obtain, the product reject rates that we experience, and the product through-put that we achieve.
- **SG&A**—Our SG&A consists primarily of salaries and related employee benefit costs for personnel in executive, sales and marketing, finance, information technology, human resources, and other administrative functions, as well as fees for professional services, facilities costs, and other general and administrative costs.
- **R&D**—Our R&D includes the costs directly attributable to the conduct of research and development programs for new products and life cycle management. Such costs include salaries and related employee benefit costs; materials (including the material required for clinical trials); supplies; depreciation on and maintenance of R&D equipment; various services provided by outside contractors related to clinical development, trials and regulatory services; and the allocable portion of facility costs such as rent, depreciation, utilities, insurance and general support services. R&D expenses are influenced by the number and timing of in-process projects and the nature of expenses associated with these projects.
- **Interest expense, net**—Our interest expense, net, consists of interest expense incurred on outstanding debt, capital lease obligations, derivative financial instruments, and amortization of debt issuance costs and debt discount, offset by interest income and capitalized interest associated with the construction of plant and equipment.
- **Income tax provision**—Our income tax provision includes United States Federal, state, local, and foreign income taxes, and is based on reported pre-tax income.

Year Ended December 31, 2010 as Compared to Year Ended December 31, 2009

The following table contains information regarding our results of operations for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

	Years Ended December 31,		Change	
	2010	2009	$	%
Net revenue:				
Product	$ 1,576,936	$ 1,507,754	$ 69,182	4.6%
Other	24,683	25,455	(772)	(3.0%)
Total	1,601,619	1,533,209	68,410	4.5%
Cost of goods sold	911,976	901,077	(10,899)	(1.2%)
Gross profit	689,643	632,132	57,511	9.1%
Operating expenses:				
SG&A	287,011	289,929	2,918	1.0%
R&D	69,649	71,223	1,574	2.2%
Total	356,660	361,152	4,492	1.2%
Income from operations	332,983	270,980	62,003	22.9%
Other non-operating (expense) income:				
Interest expense, net	(45,837)	(74,491)	28,654	38.5%
PCA judgment	(43,690)	—	(43,690)	nm
CSL merger termination fee	—	75,000	(75,000)	nm
Loss on extinguishment of debt	—	(43,033)	43,033	nm
Equity in earnings of affiliate	991	441	550	124.7%
Total	(88,536)	(42,083)	(46,453)	(110.4%)
Income before income taxes	244,447	228,897	15,550	6.8%
Provision for income taxes	(78,379)	(75,008)	(3,371)	(4.5%)
Net income	$ 166,068	$ 153,889	$ 12,179	7.9%
Earnings per common share:				
Basic	$ 1.35	$ 4.56	$ (3.21)	(70.4%)
Diluted	$ 1.29	$ 1.50	$ (0.21)	(14.0%)
Financial measures:				
Gross profit margin	43.1%	41.2%		
Operating margin	20.8%	17.7%		
Effective income tax rate	32.1%	32.8%		

nm - not meaningful

Net Revenue

The following table contains information regarding our net revenue:

	Years Ended December 31,		Change	
	2010	2009	$	%
Product net revenue:				
Gamunex-C/Gamunex IGIV	$ 871,625	$ 826,376	$ 45,249	5.5%
Prolastin A1PI/Prolastin-C A1PI	351,499	319,080	32,419	10.2%
Fraction V (Albumin and Plasmanate)	78,400	84,770	(6,370)	(7.5%)
Fraction VIII (Koāte DVI)	57,040	46,453	10,587	22.8%
Hyperimmunes	69,800	74,203	(4,403)	(5.9%)
Other	148,572	156,872	(8,300)	(5.3%)
Total product net revenue	1,576,936	1,507,754	69,182	4.6%
Other net revenue	24,683	25,455	(772)	(3.0%)
Total net revenue	$ 1,601,619	$ 1,533,209	$ 68,410	4.5%
U.S. product net revenue:				
Gamunex-C/Gamunex IGIV	$ 659,962	$ 599,758	$ 60,204	10.0%
Prolastin A1PI/Prolastin-C A1PI	231,712	206,099	25,613	12.4%
Fraction V (Albumin and Plasmanate)	46,678	44,768	1,910	4.3%
Fraction VIII (Koāte DVI)	17,564	13,601	3,963	29.1%
Hyperimmunes	53,259	59,500	(6,241)	(10.5%)
Other	67,067	64,404	2,663	4.1%
Total U.S. product net revenue	$ 1,076,242	$ 988,130	$ 88,112	8.9%
International product net revenue:				
Gamunex-C/Gamunex IGIV	$ 211,663	$ 226,618	$ (14,955)	(6.6%)
Prolastin A1PI/Prolastin-C A1PI	119,787	112,981	6,806	6.0%
Fraction V (Albumin and Plasmanate)	31,722	40,002	(8,280)	(20.7%)
Fraction VIII (Koāte DVI)	39,476	32,852	6,624	20.2%
Hyperimmunes	16,541	14,703	1,838	12.5%
Other	81,505	92,468	(10,963)	(11.9%)
Total international product net revenue	$ 500,694	$ 519,624	$ (18,930)	(3.6%)

Our product net revenue was $1,576.9 million and $1,507.8 million for the years ended December 31, 2010 and 2009, respectively, representing an increase of $69.2 million, or 4.6%. The increase consisted of higher volumes of $57.6 million and higher pricing of $11.6 million, including the effects of unfavorable foreign exchange of $6.9 million.

The $45.2 million increase in Gamunex-C/Gamunex IGIV net revenue was driven by higher volumes. We experienced higher Gamunex-C/Gamunex IGIV volumes of $74.9 million in the U.S. and Europe, which were partially offset by lower Gamunex-C/Gamunex IGIV volumes of $29.7 million in Canada and other international regions. Our 2010 Canadian Gamunex-C volumes were negatively impacted by lower commercial sales to CBS as discussed below. Our 2009 volumes in other international regions include opportunistic sales that did not recur during 2010. U.S. and Canadian pricing was $8.6 million higher during 2010 as compared to the prior year. The benefit of the higher pricing in the U.S. and Canada was offset by lower pricing of $8.6 million in Europe and other international regions as a result of country mix, competitive pressures, and the effects of unfavorable foreign exchange of $1.9 million. As indicated elsewhere in this Annual Report, the recently enacted healthcare reform legislation increased the size of the Medicaid rebates paid by drug manufacturers from 15.1% to 23.1% of the AMP, excluding clotting factors. We have also experienced higher Medicaid utilization and GPO administrative fees during 2010. We expect product pricing to be relatively flat given the current balance of supply and demand.

The $32.4 million increase in our Prolastin A1PI/ Prolastin-C A1PI net revenue consisted of higher volumes of $19.8 million and higher pricing of $12.6 million, including the effects of unfavorable foreign exchange of $5.0 million. The increase in volumes was driven by higher volumes of $18.8 million in the U.S. and Europe, where we experienced net patient gains during 2010. Prolastin volumes are largely a function of our ability to identify and enroll new patients as compared to the number of patients lost due to attrition and competition. Our ability to grow our European volumes will also depend on our ability to obtain appropriate reimbursement on a country by country basis. The increase in pricing was driven by higher pricing of $14.7 million in the U.S. as a result of a price increase implemented during the 2010 third quarter, as well as higher pricing of $2.9 million in Canada. The benefit of the higher pricing in the U.S. and Canada was partially offset by lower pricing in Europe, driven by unfavorable foreign exchange of $5.6 million.

Effective August 1, 2010, legislation was enacted in Germany to increase rebates paid by drug manufacturers from 6% to 16% in retail pharmacies, which impacts our Gamunex business. In addition, effective August 1, 2010, a price freeze on the basis of August 2009 prices became effective through 2013 for all products we sell in Germany.

Our Fraction V product category consists of albumin and Plasmanate, with albumin representing the majority of sales in the category. The $6.4 million decrease in our Fraction V net revenue resulted from lower volumes of $3.7 million and lower pricing of $2.7 million. We experienced lower Fraction V volumes of $11.0 million in other international regions due to opportunistic sales during 2009, which did not recur during 2010, partially offset by higher volumes of $7.3 million in the U.S., Canada, and Europe as a result of supply availability. We experienced declining albumin pricing, which has stabilized.

The $10.6 million increase in Factor VIII (Koāte DVI) net revenue was primarily driven by higher volumes of $13.7 million in some international regions due to supply availability and opportunistic sales, as well as higher volumes of $2.1 million and higher pricing of $1.9 million in the U.S. These increases were partially offset by lower pricing of $7.1 million in other international regions. Pricing pressure for plasma-derived Factor VIII in international markets as we compete for tenders may continue.

The $4.4 million decrease in hyperimmune net revenue was driven by lower sales of $6.2 million in the U.S. primarily due to a customer systems issue, partially offset by higher sales of $1.5 million in Canada. We believe that the customer system issue is resolved and expect hyperimmune sales to recover to historical levels.

Our other product net revenue relates primarily to our contract manufacturing agreements for IGIV and Fraction V with the two Canadian blood system operators, CBS and Hema Quebec, intermediate products, Thrombate III (human), and contracted PPF powder. The $8.3 million decrease in other product revenue was driven by lower net revenue related to contract manufacturing of IGIV and Fraction V of $7.4 million due to CBS' multi-source strategy as well as lower intermediate product sales of $3.0 million and lower PPF powder sales of $4.1 million, partially offset by higher Thrombate III revenues of $6.0 million.

We believe U.S. IGIV distribution increased between 6% and 8% during the year ended December 31, 2010. Despite solid demand growth for IGIV, there has been increased scrutiny and price sensitivity in the hospital segment. In addition, the increase in the number of hospitals qualifying for the 340B discounts has effectively reduced demand from GPO's who are not permitted to service this discounted channel. This, among other factors, has led us to accept reduced volume tiers under certain of our GPO contracts. We have seen solid demand growth for Gamunex-C/Gamunex IGIV with most customer segments. We believe that U.S. and international IGIV demand will grow approximately 5% to 8% over the long-term, which is consistent with demand growth during the year ended December 31, 2010. However, IGIV demand can vary significantly on a quarter-to-quarter basis.

Our ability to expand our international business has been hampered by the effects of our internal FCPA investigation, our reliance on the tender process for generating business and increased price sensitivities of our customers. We expect to complete our internal FCPA investigation and present our findings to the Department of Justice (DOJ) in 2011. The preliminary findings of our investigation indicate that it is probable that there were FCPA violations by persons associated with us that the DOJ or other regulators may assert are attributable to us. Even though we self-disclosed this matter to the DOJ, it or other federal agencies may seek to impose sanctions on us that may include, among other things, disbarment, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of a new control staff or enhancements of existing compliance and training programs. Any such sanctions or related loss of business could have a material adverse effect on us or our results of operations. It is possible, however, that any sanctions that DOJ or other federal agencies might otherwise consider imposing would be reduced, if not eliminated, in light of the comprehensive compliance measures that we have implemented. Given the preliminary nature of our findings, our continuing investigation and the uncertainties regarding this matter, we are unable to estimate the financial outcome. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Foreign Corrupt Practices Act (FCPA)" and in our Form 10-K section "Risk Factors—Risks Related to Our Business—We are investigating potential Foreign Corrupt Practices Act violations" for further discussion. Our business with a distributor in Iran, one of our major international customers, has been in decline, which is likely to continue. Our profitability has been, and may continue to be, negatively impacted by unfavorable euro/U.S. dollar exchange rates.

We are the primary supplier of Canadian IGIV under our five year contracts with CBS and Hema Quebec, which became effective April 1, 2008. These five year contracts provide for escalated pricing, based on inflation, for contract fractionation services and our commercial products, including Gamunex-C, Plasbumin, and certain hyperimmune products, effective April 1 of each year throughout the term of the agreements. We have experienced, and expect to continue to experience, annual volume declines in Canada due to CBS' objective to have multiple sources of supply, which has impacted and will continue to impact our overall IGIV growth. CBS may further reduce volumes to contract minimums and Hema Quebec may adopt a similar strategy. The combination of these factors, among others, may reduce our near term global IGIV growth, relative to our prior expectations.

We expect to operate at or near our fractionation capacity over the next few years depending upon the demand for our products, the availability of source plasma, the impact of variability in yield, the potential impact of inventory impairments, and normal production shut-downs, among other factors. We plan to utilize most of our available fractionation capacity in the near term, which may result in increased inventory levels in order to attempt to maintain pace with projected future growth in product demand, although we have not been successful in building excess finished goods inventories to date as a result of the factors previously mentioned. Consequently, any disruption in meeting our fractionation and purification plans would most likely result in lower revenue, gross profit, net income, and operating cash flows as well as lower than planned growth given our fractionation and purification constraints. Our fractionation constraints would likely preclude us from participating in greater than estimated overall market demand or higher demand for Gamunex-C/Gamunex IGIV.

Cost of Goods Sold and Gross Profit

Our gross profit was $689.6 million and $632.1 million for the years ended December 31, 2010 and 2009, respectively, representing gross margins of 43.1% and 41.2%, respectively. In general, our gross margin and cost of goods sold are impacted by the volume and pricing of our finished products, our raw material costs, production mix, yield, inventory impairment provisions, and cycle times, as well as our production capacities and normal production shut-downs, and the timing and amount of release of finished product.

Our cost of goods sold was $912.0 million, or 56.9% of net revenue, for the year ended December 31, 2010, as compared to $901.1 million, or 58.8%, of net revenue for the year ended December 31, 2009. Our cost of goods sold benefited from lower TPR unabsorbed infrastructure and start-up costs of $37.4 million during the year ended December 31, 2010 as compared to the year ended December 31, 2009. Our costs of goods sold also benefited from lower costs of production of $16.9 million during 2010 primarily driven by production mix associated with the conversion to our next generation A1PI product, Prolastin-C A1PI, as well as source mix. Inventory impairment provisions, net of recoveries, were $60.6 million during the year ended December 31, 2010 as compared to $31.1 million during the year ended December 31, 2009, an increase of $29.5 million, primarily driven by higher provisions for raw material and work in process inventories mainly related to a Gamunex-C/Gamunex IGIV production issue. We believe that we have identified the cause of the issue and have implemented appropriate remediation steps. Non-capitalizable project spending during the year ended December 31, 2010 was $39.9 million as compared to $36.9 million during the prior year, driven by spending related to our new fractionation facility, Koāte reengineering, and Thrombate III projects. We experienced higher costs of $32.6 million associated with increased volumes during the year ended December 31, 2010 as compared to the prior year.

The largest component of our cost of goods sold is the cost of source plasma, which represented greater than 50% of our cost of goods sold for each of the years presented. The overall cost of source plasma is impacted by the collection cost per liter, including donor fees, labor, soft goods, facility costs, testing, unabsorbed TPR infrastructure and start-up costs, the cost of plasma purchased from third parties and variability in protein yields, among other factors. Our internal cost per liter of plasma, including unabsorbed TPR infrastructure and start-up costs, decreased 5.9% for the year ended December 31, 2010, as compared to the prior year, primarily driven by lower unabsorbed TPR infrastructure and start-up costs and higher TPR plasma collections. Our acquisition cost per liter of third party plasma decreased 0.1% during the year ended December 31, 2010 as compared to the prior year. Our licensed centers collected approximately 69% of our plasma during 2010. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

We believe we have substantially eliminated unabsorbed TPR infrastructure and start-up costs. Consequently, future margin improvements will need to be derived from increases in product pricing and volumes, product mix, improvements in the cost per liter of plasma, manufacturing efficiencies, yield improvements or some combination thereof. We believe that we have limited opportunities to increase price and product mix. We have recently experienced and expect to continue to experience higher costs of goods sold due to yield variability, inventory impairment provisions, less efficient utilization of each incremental liter of plasma fractionated as we increase Gamunex-C/Gamunex IGIV production, and higher non-capitalizable costs associated with our capital projects, particularly the construction of our new fractionation facility.

The combination of the factors mentioned above, particularly competitive pressures, slower than planned reductions in our cost per liter of plasma, the potential impact of inventory impairment provisions, and yield variability as well as inefficient plasma utilization, among other factors, will most likely result in lower gross margins in future periods.

Operating Expenses

Our SG&A was $287.0 million and $289.9 million for the years ended December 31, 2010 and 2009, respectively. The lower SG&A was driven by lower share-based compensation expense of $28.4 million, the absence of retention expenses (excluding fringe benefit) and legal fees related to our terminated merger agreement with CSL of $11.0 million, lower donations of $9.0 million, lower legal fees of $3.0 million related to our internal FCPA investigation, and the absence of $5.7 million of management fees to Talecris Holdings LLC as a result of the termination of the management agreement at the time of our initial public offering. The benefit of the aforementioned items was partially offset by $25.9 million in Grifols merger-related expenses and higher sales and marketing expenses of $23.3 million during 2010 as a result of our sales force expansion, marketing of our CIDP indication, Prolastin patient identification efforts, launch of Prolastin-C A1PI, as well as support for other products. In addition, our SG&A for the year ended December 31, 2010 included $4.7 million of unfavorable foreign exchange transactions as compared to $1.9 million of favorable foreign exchange transactions in the prior year.

We are in the process of expanding our sales forces to increase support for a number of our products both in the U.S. and internationally. We estimate that this sales force expansion and related sales and marketing expenses will increase SG&A by approximately $10 million in 2011.

SG&A in future periods will be impacted by additional Grifols merger-related transaction expenses such as legal and accounting costs as well as retention expenses as discussed further in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Definitive Merger Agreement with Grifols," included elsewhere in this Annual Report.

Our R&D was $69.6 million and $71.2 million for the years ended December 31, 2010 and 2009, respectively. As a percentage of net revenue, R&D was 4.3% and 4.6% for the years ended December 31, 2010 and 2009, respectively. R&D expenses are influenced by the timing of in-process projects and the nature and extent of expenses associated with these projects. Additional information regarding our R&D projects is included in "Business—Research and Development," in our Form 10-K. The decrease in R&D year over year was primarily driven by the timing of our Prolastin Alpha-1 aerosol trial and program, partially offset by increased Plasmin clinical trials expense related to aPAO and ischemic stroke. We anticipate that R&D will increase in subsequent periods primarily as a result of clinical trial activities related to Plasmin aPAO and ischemic stroke, and research related to recombinant product development. Additional information regarding R&D expenses by significant project is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Research and Development," included elsewhere in this Annual Report. Our focus on plasma-derived plasmin trials for aPAO and ischemic stroke, recombinant product develop and the assessment of new development candidates will likely increase R&D in the range of $10 million to $15 million in 2011.

Our operating margin improved 310 basis points to 20.8% for the year ended December 31, 2010 as compared to 17.7% for the year ended December 31, 2009, for the reasons described above.

Total Other Non-Operating Expenses, net

The primary recurring component of our other non-operating expense, net, is interest expense, which amounted to $47.3 million and $56.9 million for the years ended December 31, 2010 and 2009, respectively. The reduction in interest expense was driven by lower weighted average debt levels during 2010. Our weighted average annualized interest rates on our outstanding debt, excluding amortization of deferred debt issuance costs and debt discount, were 7.75% and 3.40% for the years ended December 31, 2010 and 2009, respectively.

Our total other non-operating expense, net, for the year ended December 31, 2010 also includes a $43.7 million charge, including accrued interest, related to a judgment in favor of PCA against TPR in a breach of contract claim. The judgment related to the PCA litigation is discussed further in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Plasma Centers of America (PCA) Judgment."

As a result of our IPO and refinancing transactions, we recognized a charge during 2009 of $12.1 million to write-off previously deferred debt issuance costs related to our First and Second Lien Term Loans and $30.9 million related to costs associated with the settlement and termination of our interest rate swap contracts. Additional information regarding our IPO and refinancing transactions is included in the section entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Financial Impact of IPO and Refinancing Transactions."

Our total other non-operating expense, net, for the year ended December 31, 2009 also includes $75.0 million of non-operating income related to the CSL merger termination fee as discussed in the section entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Definitive Merger Agreement with CSL Limited (CSL)."

Provision for Income Taxes

Our income tax provisions were $78.4 million and $75.0 million for the years ended December 31, 2010 and 2009, respectively, resulting in effective income tax rates of 32.1% and 32.8%, respectively.

For the year ended December 31, 2010, our effective income tax rate was lower than the U.S. statutory Federal income tax rate of 35% primarily due to credits for Federal Research and Experimentation, orphan drug clinical testing expenditures and qualified production activities. Our tax rates were increased due to state income taxes and non-deductable transaction costs.

For the year ended December 31, 2009, our effective income tax rate was lower than the U.S. statutory Federal income tax rate primarily due to credits for Federal Research and Experimentation and orphan drug clinical testing expenditures and the deduction of previously capitalized transaction costs related to our terminated merger transaction with CSL, offset by state income taxes.

We have not provided for U.S. Federal income and foreign withholding taxes on our non-U.S. subsidiaries' cumulative undistributed earnings of approximately $13.2 million as of December 31, 2010 as such earnings are intended to be reinvested outside of the U.S. indefinitely. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

At December 31, 2010, we had state tax credit carryforwards of $5.1 million that will start expiring in 2015. Our ability to offset future taxable income with tax credit carryforwards may be limited in certain circumstances, including changes in ownership.

As of December 31, 2010, our total gross unrecognized tax benefits were approximately $8.8 million, of which approximately $5.8 million would reduce our effective income tax rate if recognized. The IRS exam of the 2005, 2006, and 2007 tax years are effectively settled as the Joint Committee on Taxation has completed its review of our position and has agreed not to take exception to the refund approved by the Internal Revenue Service in its report dated June 2009. The favorable resolution of this matter resulted in a release of $4.7 million gross unrecognized tax benefits and a decrease in 2010 income tax expense of $4.9 million.

Net Income

Our net income was $166.1 million and $153.9 million for the years ended December 31, 2010 and 2009, respectively. The significant factors and events contributing to the increase in our net income are discussed above.

Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008

The following table contains information regarding our results of operations for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

	Years Ended December 31,		Change	
	2009	2008	$	%
Net revenue:				
Product	$ 1,507,754	$ 1,334,550	$ 173,204	13.0%
Other	25,455	39,742	(14,287)	(35.9%)
Total	1,533,209	1,374,292	158,917	11.6%
Cost of goods sold	901,077	882,157	(18,920)	(2.1%)
Gross profit	632,132	492,135	139,997	28.4%
Operating expenses:				
SG&A	289,929	227,524	(62,405)	(27.4%)
R&D	71,223	66,006	(5,217)	(7.9%)
Total	361,152	293,530	(67,622)	(23.0%)
Income from operations	270,980	198,605	72,375	36.4%
Other non-operating (expense) income:				
Interest expense, net	(74,491)	(96,640)	22,149	22.9%
CSL merger termination fee	75,000	—	75,000	nm
Loss on extinguishment of debt	(43,033)	—	(43,033)	nm
Equity in earnings of affiliate	441	426	15	3.5%
Total	(42,083)	(96,214)	54,131	56.3%
Income before income taxes	228,897	102,391	126,506	123.6%
Provision for income taxes	(75,008)	(36,594)	(38,414)	(105.0%)
Net income	$ 153,889	$ 65,797	$ 88,092	133.9%
Earnings per common share:				
Basic	$ 4.56	$ 39.01	$ (34.45)	(88.3%)
Diluted	$ 1.50	$ 0.71	$ 0.79	111.3%
Financial measures:				
Gross profit margin	41.2%	35.8%		
Operating margin	17.7%	14.5%		
Effective income tax rate	32.8%	35.7%		

nm - not meaningful

Net Revenue

The following table contains information regarding our net revenue:

	Years Ended December 31,		Change	
	2009	2008	$	%
Product net revenue:				
Gamunex	$ 826,376	$ 677,737	$ 148,639	21.9%
Prolastin A1PI	319,080	316,495	2,585	0.8%
Fraction V (Albumin and Plasmanate)	84,770	61,075	23,695	38.8%
Fraction VIII (Koāte DVI)	46,453	40,247	6,206	15.4%
Hyperimmunes	74,203	78,178	(3,975)	(5.1%)
Other	156,872	160,818	(3,946)	(2.5%)
Total product net revenue	1,507,754	1,334,550	173,204	13.0%
Other net revenue	25,455	39,742	(14,287)	(35.9%)
Total net revenue	$ 1,533,209	$ 1,374,292	$ 158,917	11.6%
U.S. product net revenue:				
Gamunex	$ 599,758	$ 479,895	$ 119,863	25.0%
Prolastin A1PI	206,099	202,678	3,421	1.7%
Fraction V (Albumin and Plasmanate)	44,768	38,701	6,067	15.7%
Fraction VIII (Koāte DVI)	13,601	8,574	5,027	58.6%
Hyperimmunes	59,500	60,707	(1,207)	(2.0%)
Other	64,404	77,378	(12,974)	(16.8%)
Total U.S. product net revenue	$ 988,130	$ 867,933	$ 120,197	13.8%
International product net revenue:				
Gamunex	$ 226,618	$ 197,842	$ 28,776	14.5%
Prolastin A1PI	112,981	113,817	(836)	(0.7%)
Fraction V (Albumin and Plasmanate)	40,002	22,374	17,628	78.8%
Fraction VIII (Koāte DVI)	32,852	31,673	1,179	3.7%
Hyperimmunes	14,703	17,471	(2,768)	(15.8%)
Other	92,468	83,440	9,028	10.8%
Total international product net revenue	$ 519,624	$ 466,617	$ 53,007	11.4%

Our product net revenue was $1,507.8 million and $1,334.6 million for the years ended December 31, 2009 and 2008, respectively, representing an increase of $173.2 million, or 13.0%. The increase consisted of higher volumes of $126.8 million and improved pricing of $46.4 million, net of the effects of unfavorable foreign exchange of $8.0 million.

Our other net revenue, which consists of royalties and licensing fees, milestones, and revenues related to contracted services performed for third parties at our Melville facility, decreased $14.3 million. Our other net revenue for the year ended December 31, 2008 included the recognition of $1.9 million of previously deferred revenue as a result of the termination of a licensed technology agreement with an unaffiliated third party and $2.6 million of a previously deferred upfront licensing fee as a result of the completion of a portion of our performance obligations under a licensed technology agreement with an unaffiliated third party. Our other net revenue for the year ended December 31, 2009 was negatively impacted by lower royalties and licensing fees of $0.7 million and lower Melville contracted services revenue of $7.3 million, as compared to 2008.

The $148.6 million increase in our Gamunex product net revenue consisted of higher volumes of $117.0 million and improved pricing of $31.6 million, net of the effects of unfavorable foreign exchange of $1.7 million. We experienced higher Gamunex volumes of $121.4 million in the United States, Europe, and other international regions, which were partially offset by lower volumes of $4.4 million in Canada. We experienced improved Gamunex pricing of $37.5 million in the United States and Canada, which was partially offset by lower pricing of $5.9 million in Europe and other international regions, including $1.7 million of unfavorable foreign exchange transactions.

In 2009, we experienced a significant increase in demand for Gamunex, driven primarily by supply availability, growth in our GPO and Specialty Pharmacy/Homecare business in the United States, and geographic expansion. As a result of the success of our plasma collection platform, as well as our plasma supply contract with CSL, we began to alleviate our plasma supply constraints in the second half of 2008, bringing significant additional IGIV volumes to the market, to meet the pent-up demand for Gamunex. We believe that this pent-up demand has largely been satisfied, and consequently, we would not expect to experience the same high level of accelerated IGIV volume growth that we experienced in the second half of 2008 and the full year 2009, which will affect our comparative growth in sales and margins in future periods. We expect that our volume growth rate will moderate substantially and effectively grow with the market (excluding Canada). The supply of IGIV inventory increased throughout the distribution channel as supply became available from the previous low levels.

The $2.6 million increase in our Prolastin product net revenue consisted of higher volumes of $3.7 million, partially offset by lower pricing of $1.1 million. Our Prolastin net revenue for the year ended December 31, 2009 was negatively impacted by unfavorable foreign exchange of $6.1 million which offset price increases of $5.5 million in Europe. In 2009, we also experienced pricing adjustments of $3.4 million in Canada related to a pricing dispute. Prolastin volumes are largely a function of our ability to identify and enroll new patients as compared to the number of patients lost due to attrition and competition. Our ability to grow our European volumes will also depend upon our ability to obtain appropriate reimbursement on a country by country basis. We anticipate the launch of our next generation A1PI product, Prolastin-C, in the U.S. and Canada in the first half of 2010. We received FDA approval for our next generation A1PI product, Prolastin-C, in October 2009 and received Health Canada approval in February 2010. Additional clinical trials are being required by the European authorities as a precursor to Prolastin-C A1PI approval in Europe.

Our Fraction V product category consists of albumin and Plasmanate, with albumin representing the majority of sales in the category. The $23.7 million increase in our Fraction V product net revenue consisted of higher volumes of $19.5 million and improved pricing of $4.2 million. The increase in Fraction V volume was primarily driven by sales in the U.S. and other international regions (excluding Canada and Europe). The increase in Fraction V pricing was primarily driven by favorable pricing in other international regions (excluding Canada and Europe). Fraction V volumes during the year ended December 31, 2008 were negatively impacted by a change in production mix to contracted PPF powder from Fraction V as a result of the settlement of a customer dispute, which occurred during 2007. This change in production mix resulted in lower quantities of Fraction V available for sale during the year ended December 31, 2008.

Our other product net revenue consists primarily of revenue related to the Canadian blood system, where in addition to commercial sales of Gamunex, we have contract manufacturing contracts with the two national Canadian blood system operators, CBS and Hema Quebec, as well as sales of Koāte DVI Factor VIII (human), hyperimmunes, intermediate products, Thrombate III (human) and contracted PPF powder.

Our other product net revenue was favorably impacted by improved sales of $8.6 million related to intermediate products, such as cryoprecipitate, and increased sales of Koāte DVI Factor VIII (human) of $6.2 million as a result of higher volumes in the U.S. and improved pricing in the U.S. and other international regions (excluding Canada and Europe). Our other product net revenue was negatively impacted by lower contracted PPF powder sales of $14.3 million during the year ended December 31, 2009 as compared to the prior year. During 2008, we experienced higher contracted PPF powder sales as a result of the settlement of a customer dispute as previously discussed. During the year ended December 31, 2009, we recorded a sales adjustment of $3.2 million related to our terminated Bayer European distribution agreement, which we recorded as a reduction of other net product revenue.

We increased prices for several of our products in most of our geographic regions during 2009 as a result of higher costs and generally increasing demand. Our product net revenue was negatively impacted by $8.0 million, or 0.6%, as a result of unfavorable foreign exchange rate fluctuations in relation to the U.S. dollar during the year ended December 31, 2009 as compared to the prior year.

As a result of our internal investigation related to potential FCPA violations, we suspended shipments to affected countries while we put additional safeguards in place. We also terminated several consultants and suspended relations with or terminated some distributors in countries under investigation as circumstances warranted. These actions resulted in a decline in revenue from these countries during 2009. We resumed shipments to several countries during the fourth quarter of 2009.

Cost of Goods Sold

Our gross profit was $632.1 million and $492.1 million for the years ended December 31, 2009 and December 31, 2008, respectively, representing gross margin of 41.2% and 35.8%, respectively. In general, our gross margin and cost of goods sold are impacted by the volume and pricing of our finished products, our raw material costs, production mix, yield, and cycle times, as well as our production capacities and normal production shut-downs, and the timing and amount of release of finished product. The net impact of these items resulted in higher gross margin during the year ended December 31, 2009 as compared to the prior year.

Our cost of goods sold was $901.1 million, or 58.8% of net revenue, for the year ended December 31, 2009, as compared to $882.2 million, or 64.2% of net revenue, for the year ended December 31, 2008. The decrease in our cost of goods sold as a percentage of net revenue during 2009 was primarily attributable to lower TPR unabsorbed infrastructure and start-up costs of $54.5 million and lower inventory impairment provisions of $5.0 million. The beneficial effects of the foregoing were offset by higher costs of production and costs associated with an increase in production volumes, which aggregated $78.4 million. Due to the relatively fixed nature of our factory overhead and certain other production costs, we experienced operating leverage as production increased during 2009.

Our cost of goods sold for the year ended December 31, 2009 includes higher costs of production of $14.7 million, including foreign exchange, and higher costs associated with an increase in volumes of $52.8 million. The impact of foreign exchange in our cost of production for the year ended December 31, 2009 is not material. During 2009, we incurred non-capitalizable project and start-up costs of $36.9 million, an increase of $10.9 million, as compared to the prior year, related to capital projects. The largest component of our cost of goods sold is the cost of source plasma, which represented greater than 50% of our cost of goods sold in both 2009 and 2008. The overall cost of source plasma is impacted by the fully-loaded collection cost per liter, including donor fees, labor, soft goods, facility costs, testing and unabsorbed TPR infrastructure and start-up costs, the cost of plasma purchased from third-parties and variability in protein yields, among other factors. Our internal cost per liter of plasma, including unabsorbed TPR infrastructure and start-up costs, declined by 21.4% during the year ended December 31, 2009, primarily driven by lower unabsorbed infrastructure and start-up costs. Our acquisition cost of plasma per liter of third party plasma increased slightly by 0.30% during the year ended December 31, 2009 as compared to the year ended December 31, 2008. We fractionated approximately 3.6 million liters of plasma during 2009, of which approximately 62% came from plasma collection centers we own and approximately 38% came from third-party plasma supply contracts. Due to our long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

Unabsorbed TPR infrastructure and start-up costs amounted to $44.0 million and $98.5 million for the years ended December 31, 2009 and 2008, respectively, representing approximately 2.9% and 7.2%, respectively, of our net revenue. Our cost of goods sold during 2009 benefited from lower unabsorbed TPR infrastructure and start-up costs, which resulted from higher plasma volumes collected at our plasma collection centers and improved labor efficiencies as well as lower consulting and management support costs. Unabsorbed TPR infrastructure and start-up costs during the year ended December 31, 2008 were negatively impacted by costs associated with remediation efforts at certain plasma collection centers.

Our inventory impairment provisions, net of recoveries, decreased $5.0 million during the year ended December

31, 2009 as compared to the prior year. During the year ended December 31, 2008, we recorded a net provision of $5.8 million due to the plasma center cGMP issue described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Plasma Center cGMP issue." During the year ended December 31, 2009, we recorded recoveries of $1.9 million related to this issue. During the years ended December 31, 2009 and 2008, we recorded net recoveries of $0.8 million and $7.1 million related to a 2007 customer settlement. During the year ended December 31, 2008, we recorded an impairment charge of $3.6 million primarily within cost of goods sold related to capital lease assets and leasehold improvements at certain of our plasma collection centers which were closed or were under development and we no longer plan to open. During the year ended December 31, 2008, we also recorded a loss of $3.4 million within cost of goods sold related to two lease commitments associated with properties that we no longer plan to operate as plasma collection centers. During the year ended December 31, 2009, we experienced an incident in the restart of our manufacturing facility located in Melville, New York, following a scheduled maintenance shut-down, which resulted in an inventory impairment provision of $3.4 million. In addition, during 2009, we recorded provisions of $4.2 million related to short-dated finished goods inventories. During the year ended December 31, 2009, we experienced lower work-in-process inventory impairment provisions of $6.9 million as compared to the prior year.

We expect unabsorbed TPR infrastructure and start-up costs to decrease substantially in 2010, primarily due to increased collections as well as cost reductions. This benefit will be partially offset by increased cost of goods sold due to yield variability, less efficient utilization of each incremental liter of plasma fractionated as we increase Gamunex production, and uncapitalizable costs associated with our capital projects, particularly the construction of our new fractionation facility.

Operating Expenses

Our SG&A was $289.9 million and $227.5 million for the years ended December 31, 2009 and 2008, respectively, representing an increase of $62.4 million, or 27.4%. As a percentage of net revenue, SG&A was 18.9% and 16.6% for the years ended December 31, 2009 and 2008, respectively. Our share-based compensation expense recorded in SG&A increased $7.2 million during 2009 as compared to the prior year, driven primarily by the acceleration of the vesting of certain of our Chairman and Chief Executive Officer's stock options. Our SG&A included legal expenses of $6.0 million and $8.3 million and retention expenses, excluding fringe benefits, of $5.0 million and $3.0 million related to our terminated merger agreement with CSL for the years ended December 31, 2009 and 2008 respectively. Our SG&A for the year ended December 31, 2009 was negatively impacted by $8.0 million of legal costs associated with our internal investigation into potential violations of the FCPA. We experienced higher sales and marketing expenses during 2009 as a result of costs associated with our Gamunex CIDP indication, Prolastin patient identification, as well as support for other products. We also experienced higher charitable donations of $14.9 million during the year ended December 31, 2009 as compared to the prior year. Our provision for uncollectible receivables and advances was $2.1 million higher during 2008 as compared to 2009 as a result of non-cash charges related to outstanding notes receivable and other advances made to one of our plasma suppliers due to uncertainty regarding collection. In order to grow revenues through leveraging our Gamunex brand and our CIDP indication, as well as our focus on A1PI patient identification, we began a significant expansion in the size of our U.S. sales force in the third quarter of 2009. We are also increasing our sales and marketing organization in Europe as well as in other international regions. We expect the sales force expansion to result in an annual increase in SG&A of approximately $10.0 million. Additionally, we expect that our share-based compensation expense will decline subsequent to the first quarter of 2010 when substantially all grants and awards under our 2005 Stock Option and Incentive Plan, our 2006 Restricted Stock Plan and our Special Recognition Bonus Plan are fully vested. Additional information regarding certain items impacting the comparability of our results of operations is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

Our R&D was $71.2 million and $66.0 million for the years ended December 31, 2009 and 2008, respectively, representing an increase of $5.2 million, or 7.9%. As a percentage of net revenue, R&D was 4.6% and 4.8% for the years ended December 31, 2009 and 2008, respectively. R&D expenses are influenced by the timing of in-process projects and the nature and extent of expenses associated with these projects. The increase in R&D year over year is primarily attributable to increased spending during 2009 related to our Plasmin and recombinant Plasmin new product candidates, partially offset by lower spending attributable to our Prolastin-C A1PI and Gamunex subcutaneous administration life cycle management projects. Additional information regarding our R&D projects is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Research and Development" and in our Form 10-K in the section titled, "Business—Research and Development." We anticipate that R&D will increase in subsequent periods primarily as a result of increased Plasmin clinical trials related to aPAO and ischemic stroke as well as increased spending related to our development of recombinant A1PI and Factor VIII.

Total Other Non-Operating Expense, net

Our other non-operating expense, net, includes interest expense related to our indebtedness, which amounted to $56.9 million and $85.7 million for the years ended December 31, 2009 and 2008, respectively. The weighted average annualized interest rates on our outstanding indebtedness, excluding amortization of deferred debt issuance costs and debt discount, were 3.4% and 7.2% for the years ended December 31, 2009 and 2008, respectively. The benefit of the lower cost of borrowings during 2009 was partially mitigated by higher interest expense of $3.9 million related to our interest rate swaps as compared to 2008, as a result of falling three-month LIBOR as compared to our fixed interest rate swaps. The interest rate swap contracts were settled and terminated as discussed below.

As a result of our IPO and refinancing transactions, we recognized a charge during 2009 of $12.1 million to write-off previously deferred debt issuance costs related to our First and Second Lien Term Loans and $30.9 million related to costs associated with the settlement and termination of our interest rate swap contracts. Additional information regarding our IPO and refinancing transactions is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Financial Impact of IPO and Refinancing Transactions."

Our total other non-operating expense, net, for the year ended December 31, 2009 also includes $75.0 million of non-operating income related to the merger termination fee as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Definitive Merger Agreement with CSL Limited (CSL)."

Provision for Income Taxes

Our income tax provision was $75.0 million and $36.6 million for the years ended December 31, 2009 and 2008, respectively, resulting in effective income tax rates of 32.8% and 35.7%, respectively. Our effective income tax rates differed from the U.S. statutory Federal income tax rate of 35% during each year due to the items discussed in the following paragraphs.

For the year ended December 31, 2009, our effective income tax rate is lower than the U.S. statutory Federal income tax rate primarily due to credits for Federal Research and Experimentation and Orphan Drug clinical testing expenditures and the deduction of previously capitalized transaction costs related to the terminated merger agreement with CSL.

For the year ended December 31, 2008, our effective income tax rate is higher than the U.S. statutory Federal income tax rate primarily because the benefit of the credits for Federal Research and Experimentation and Orphan Drug clinical testing expenditures aggregating $4.1 million offset by the effect of capitalizing transaction costs related to the CSL merger agreement, which was terminated in 2009.

At December 31, 2009, our gross unrecognized tax benefits were approximately $12.2 million, of which approximately $8.8 million would reduce our effective income tax rate if recognized.

We have not provided for U.S. Federal income and foreign withholding taxes on our non-U.S. subsidiaries' cumulative undistributed earnings of approximately $9.7 million as of December 31, 2009 as such earnings are intended to be reinvested outside of the U.S. indefinitely. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

Net Income

Our net income was $153.9 million and $65.8 million for the years ended December 31, 2009 and 2008, respectively. Our net income for the year ended December 31, 2009 reflects the impact of the CSL merger termination fee of $48.8 million, net of $26.2 million income tax effect, as well as the refinancing charges of $26.3 million, net of $16.7 million income tax effect. The significant factors and events contributing to the change in our net income are discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Analysis

The following table and subsequent discussion and analysis contain information regarding our cash flows:

	Years Ended December 31,		
	2010	2009	2008
Operating activities:			
Net income	$ 166,068	$ 153,889	$ 65,797
Non-cash items	61,888	92,375	67,272
Changes in operating assets and liabilities, excluding the effects of business acquisitions	27,526	(12,109)	(100,055)
Net cash provided by operating activities	$ 255,482	$ 234,155	$ 33,014
Investing activities:			
Purchases of property, plant, and equipment	$ (152,849)	$ (75,163)	$ (86,212)
Financing arrangements with third party suppliers, net of repayments	—	—	(16,335)
Business acquisitions, net of cash acquired	—	(30,431)	(10,272)
Other	765	976	880
Net cash used in investing activities	$ (152,084)	$ (104,618)	$ (111,939)
Financing activities:			
(Repayments) borrowings under revolving credit facility, net	$ —	$ (179,941)	$ 66,904
Repayments of borrowings under term loans	—	(1,016,000)	(7,000)
Repayments of capital lease obligations	(751)	(574)	(1,192)
Proceeds from issuance of 7.75% Notes	—	600,000	—
Discount on 7.75% Notes	—	(4,074)	—
Financing transaction costs	(394)	(14,879)	—
Proceeds from initial public offering, net of issuance costs	—	519,749	—
Costs related to initial public offering	—	(2,557)	—
Repurchases of common stock	(4,917)	(4,183)	(36,118)
Proceeds from exercises of stock options	22,333	7,581	—
Excess tax benefits from share-based payment arrangements	13,481	13,406	—
Net cash provided by (used in) financing activities	$ 29,752	$ (81,472)	$ 22,594
Cash and cash equivalents (at end of year)	$ 197,876	$ 65,239	$ 16,979

We use our available cash balances to repay amounts outstanding under our revolving credit facility. We deposit any excess cash amounts into an overnight investment account. At December 31, 2010, we had $322.6 million of unused available borrowing capacity under our revolving credit facility.

We have financed our operations through a combination of equity funding and debt financing, and through internally generated funds. We expect our cash flows from operations combined with our cash balances and availability of our revolving credit facility to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months.

Cash Flows from Operating Activities

During the years ended December 31, 2010, 2009, and 2008, our net income was $166.1 million, $153.9 million, and $65.8 million, respectively. Our net income for the year ended December 31, 2010 includes a non-cash charge of $43.7 million (approximately $26.6 million after tax) related to the PCA judgment. Our net income for the year ended December 31, 2009 benefited from the $75.0 million (approximately $48.8 million after tax) payment we received from CSL as a result of the termination of the definitive merger agreement. The benefit of the CSL merger termination fee was partially offset by charges totaling $43.0 million (approximately $26.3 million after tax) as a result of the settlement and termination of our interest rate swap contracts and the write-off of deferred debt issuance costs associated with our First and Second Lien Term Loans. Additional information regarding our net income for the years presented is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

Our non-cash operating items were $61.9 million, $92.4 million, and $67.3 million for the years ended December 31, 2010, 2009, and 2008, respectively. The following significant non-cash items impacted the comparability of the net cash provided by our operating activities during the years presented.

- Our depreciation and amortization expense for the years ended December 31, 2010, 2009, and 2008 was $36.0 million, $28.9 million, and $20.3 million, respectively. The increase in depreciation and amortization expense during the years presented reflects our cumulative capital investments primarily related to our manufacturing facilities and TPR.
- Our share-based compensation expense for the years ended December 31, 2010, 2009, and 2008 was $17.0 million, $47.5 million, and $38.7 million, respectively. The decrease in share-based compensation during 2010 was primarily driven by the final vesting of awards under the 2005 Stock Option and Incentive Plan on April 1, 2010 and the majority of the awards under the 2006 Restricted Stock Plan on March 31, 2010. In addition, a combination of estimate-to-actual true ups as these plans culminated during 2010 and the acceleration of certain options to our Chairman and Chief Executive Officer in 2009 further impacted the comparability of our share-based compensation expense between the years presented. The increase in share-based compensation during 2009 also resulted from the incremental expense associated with RSU and stock option awards granted in connection with our initial public offering on October 1, 2009.
- During the year ended December 31, 2009, we recognized a non-cash charge of $12.1 million related to the write-off of unamortized debt issuance costs associated with our First and Second Lien Term Loans as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability—Financial Impact of IPO and Refinancing Transactions."
- During the year ended December 31, 2008, we recognized previously deferred revenue of $4.8 million as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations." No significant amounts were recognized during the years ended December 31, 2010 and 2009.
- During the year ended December 31, 2010, our deferred tax assets decreased $12.3 million, driven primarily by the effects of stock option exercises. During the year ended December 31, 2009, our deferred tax assets decreased $15.4 million, of which $1.2 million is included in operating activities and $14.2 million is included in non-cash financing activities related to the reclassification of the unrealized losses associated with our interest rate swap contracts to earnings upon their settlement and termination. During the year ended December 31, 2008, our deferred tax assets increased $5.5 million. Additional information regarding our net deferred tax assets is included in the footnotes to our audited consolidated financial statements included elsewhere in this Annual Report.
- Amortization of deferred compensation related to special recognition bonus awards was $2.0 million, $5.7 million, and $5.9 million for the years ended December 31, 2010, 2009, and 2008, respectively. We made the final special recognition bonus award payments during March 2010.
- During the years ended December 31, 2010 and 2009, we recognized excess tax benefits related to share-based compensation of $13.5 million and $13.4 million, respectively.

Our operating assets (excluding the effects of business acquisitions), net, decreased (increased) $27.5 million, $(12.1) million, and $(100.1) million for the years ended December 31, 2010, 2009, and 2008, respectively, and were driven by the following items.

- Our accounts receivable, net, (increased) decreased $(1.4) million, $8.6 million, and $(26.9) million for the years ended December 31, 2010, 2009, and 2008, respectively. Accounts receivable, net, balances are influenced by the timing of net revenue and customer collections. Our days sales outstanding (DSO) were 30 days, 32 days, and 34 days for the years ended December 31, 2010, 2009, and 2008, respectively. Our international sales terms generally range from 30 to 150 days due to industry and national practices outside of the U.S., which can impact our DSO results. We calculate DSO as our period end accounts receivable, net, divided by our prior three months' net sales, multiplied by 90 days. Our calculation of DSO may not be consistent with similar calculations performed by other companies.

- Our inventories increased $52.0 million, $57.5 million, and $92.9 million for the years ended December 31, 2010, 2009, and 2008, respectively. Our inventories fluctuate based upon our plasma collections, production mix and cycle times, production capacities, normal production shut-downs, finished product releases, targeted safety stock levels, and demand for our products. Our biological manufacturing processes result in relatively long inventory cycle times ranging from 100 days to in excess of 400 days in addition to a required 60 day pre-production holding period for plasma. Specialty plasma, due to its nature, can often have cycle times in excess of one year. Consequently, we have significant investment in raw material and work-in-process inventories for extended periods. The increase in our inventories during 2010 was primarily driven by increased plasma collections as well as higher work in progress and finished goods inventories. Work in progress and finished goods inventories at December 31, 2009 were lower than at December 31, 2010 as a result of our Clayton turn around during 2009. The increase in our inventories during 2009 was primarily driven by Thrombate III inventory build in preparation of manufacturing transfer from Bayer, increased plasma collections as compared to the prior year, and higher hyperimmune inventory levels. During 2008, we repurchased inventories with a value of approximately $28.6 million from a Bayer affiliate in Germany, where we terminated our distribution agreement.

- Our prepaid expenses and other assets decreased (increased) $0.7 million, $8.0 million, and $(15.8) million for the years ended December 31, 2010, 2009, and 2008, respectively. The decrease in our prepaid expenses and other assets during 2009 was primarily driven by a reclassification of $10.1 million of prepaid plasma to raw material inventories as a result of plasma deliveries from IBR upon center licensures, for which we subsequently acquired the centers. This was partially offset by higher corporate prepaid amounts, including insurance and various service contracts. The increase in our prepaid expenses and other assets during 2008 was primarily driven by a $9.7 million increase in prepaid plasma and a $7.8 million increase in prepaid income taxes, partially offset by lower corporate prepaid amounts. Under the terms of our 2007 Supply Agreement with IBR, we were required to prepay 90% for unlicensed plasma. Upon center licensure, we were required to remit the remaining 10% to IBR, resulting in a reclassification of the prepaid amounts to raw material inventories.

- Our operating liabilities increased $80.3 million, $28.8 million, and $35.5 million for the years ended December 31, 2010, 2009, and 2008, respectively. Our liabilities fluctuate as a result of the varying due dates of accounts payable, accrued expenses, and other obligations. The increase in our liabilities in 2010 was primarily driven by accrued charges of $43.7 million related to the PCA judgment discussed previously, higher accrued goods and services of $35.7 million, and higher accrued payroll, bonuses and employee benefits of $6.3 million, partially offset by lower interest payable of $3.1 million and lower accounts payable obligations of $11.1 million. The increase in our liabilities in 2009 was primarily driven by higher accounts payable obligations of $16.1 million and higher Medicaid, commercial rebates, and chargebacks of $14.2 million, partially offset by lower interest payable and accrued goods and services. The increase in our liabilities in 2008 was primarily driven by higher accounts payable obligations of $16.6 million, higher accrued payroll, bonuses, and benefits of $13.7 million, higher Medicaid, commercial rebates, and chargebacks of $2.2 million, and generally higher liabilities for accrued goods, services, and other items, partially offset by lower taxes payable of $10.6 million.

Cash Flows from Investing Activities

Our capital expenditures were $152.8 million, $75.2 million, and $86.2 million for the years ended December 31, 2010, 2009, and 2008, respectively. Our capital expenditures reflect investments in our facilities to support a platform for future growth and efficiency improvements, including compliance enhancements, general infrastructure upgrades, capacity expansions, and new facilities. Our capital expenditures also reflect investments in our TPR infrastructure to support our plasma collection efforts.

Our capital expenditures for the years ended December 31, 2010 and 2009 reflect significantly lower spending related to our TPR infrastructure as compared to 2008 as a result of the maturation of our plasma collection platform, as well as the completion of several projects. Our 2010 and 2009 capital expenditures reflect higher spending related to reliability/compliance initiatives, as well as the initial investments in our new fractionation strategic program. In addition, significant investment in 2008 continued into 2009 for the new Thrombate III purification facility, which was mechanically complete in 2009. Two earlier investments, our Prolastin-C A1PI facility and our Koāte purification expansion Phase I project, were approved by the FDA during 2009. Additional information regarding our currently planned capital programs is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Credit, Access to Capital and Cash Requirements, and Credit Ratings."

Our cash flows used in investing activities in 2009 and 2008 also include various cash outflows for the development of our plasma collection center platform, including the purchase price of plasma collection centers acquired from IBR and loans and advances made to third-party plasma suppliers, net of repayments, for the development of plasma collection centers for which we had the option to purchase under certain conditions. We completed the acquisition of twelve plasma centers during 2009 as compared to three centers in 2008. The IBR center acquisition program was completed as of December 31, 2009.

Cash Flows from Financing Activities

We completed our IPO on October 6, 2009, which resulted in net proceeds to us of $519.7 million after deducting underwriters' discounts and commissions. We used the net proceeds to us from the IPO to repay $389.8 million and $129.9 million of principal under our First and Second Lien Term Loans, respectively. We incurred legal and other costs related to our IPO of approximately $3.9 million, of which $2.6 million is included as a reduction of additional paid-in capital. On October 21, 2009, we completed a $600.0 million private placement of our 7.75% Notes at an issue price of 99.321% of par, which resulted in net proceeds to us of $583.9 million after deducting underwriters' commissions and the discount. We used a portion of the net proceeds to us from the issuance of the 7.75% Notes to repay $290.9 million and $200.1 million under our First and Second Lien Term Loans, respectively, and $55.6 million of principal under our revolving credit facility. We incurred total debt issuance costs related to the issuance of the 7.75% Notes and the revolving credit facility amendment of $14.9 million. In addition to the term loan principal payments resulting from the application of net proceeds from our IPO and the 7.75% Notes issuance, we made contractual principal payments under our First Lien Term Loan during 2009 and 2008 as indicated in the table above. Outstanding amounts under our revolving credit facility fluctuate based upon our business needs.

During the year ended December 31, 2010, we received proceeds of $22.3 million from the exercise of 3,650,579 stock options. In addition, we withheld 246,823 shares of our common stock from employees for $4.9 million to settle their withholding tax obligations. During the year ended December 31, 2010, we recognized excess tax benefits related to share-based compensation of $13.5 million. During the year ended December 31, 2009, we received proceeds of $7.6 million from the exercise of 2,394,762 stock options. In addition, we withheld 251,108 shares of our common stock from employees for $4.2 million to settle their withholding tax obligations. During the year ended December 31, 2009, we recognized excess tax benefits related to share-based compensation of $13.4 million. During the year ended December 31, 2008, we repurchased 2,146,232 shares of our common stock from IBR for $33.5 million, plus accrued interest of $1.9 million, and 69,648 shares of our common stock from employees for $0.7 million to settle their withholding tax obligations.

Sources of Credit, Access to Capital and Cash Requirements, and Credit Ratings

Sources of Credit

Our sources of credit as of December 31, 2010 are summarized in the following table:

Debt Instrument	Maximum Amounts Available	Reductions in Available Credit Facility for Other Financial Instruments[1]	Amounts Outstanding	Amounts Available
7.75% Notes	$ 600,000	$ —	$ 600,000	$ —
Revolving credit facility	325,000	2,431	—	322,569
Total sources of credit	$ 925,000	$ 2,431	$ 600,000	$ 322,569

[1] *Amounts represent letters of credit used as security for utilities, insurance, and third party warehousing.*

7.75% Unsecured Senior Notes, due November 15, 2016

On October 21, 2009, we completed the issuance of $600.0 million, 7.75% Senior Unsecured Notes, due November 15, 2016, at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The 7.75% Notes yield 7.875% to maturity and pay interest semi-annually on May 15 and November 15 to holders of record on the immediately preceding May 1 and November 1, respectively. The 7.75% Notes are guaranteed on a senior unsecured basis by our existing and future domestic subsidiaries. Except as described below, we will not be entitled to redeem the 7.75% Notes at our option prior to November 12, 2012.

We may redeem some or all of the 7.75% Notes, at our option, at any time on or after November 12, 2012, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the 7.75% Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Fiscal Year	Percentage
2012	103.875%
2013	102.583%
2014	101.292%
2015 and thereafter	100.000%

In addition, at any time during each twelve-month period ending on November 15, 2010, 2011, and 2012, we may redeem up to 10% of the originally issued principal amount of the 7.75% Notes at a redemption price of 103% of the principal amount of the 7.75% Notes redeemed plus accrued and unpaid interest and additional interest, if any, to the redemption date, subject to the rights of the holders of the 7.75% Notes on the relevant record date to receive interest due on the relevant interest payment date. No principal amounts were redeemed during 2010.

At any time, or from time to time, on or prior to November 15, 2012, we may, at our option, redeem up to 35% of the aggregate principal amount of the 7.75% Notes issued under the indenture with the net cash proceeds to us of certain equity offerings at a redemption price equal to 107.75% of the principal amount of the 7.75% Notes plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date, provided that at least 65% of the aggregate principal amount of the 7.75% Notes originally issued remains outstanding immediately after such redemption and the redemption occurs within 90 days of the date of the closing of such equity offering.

Under the Make-Whole redemption feature, we may redeem 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the U.S. Treasury rate as of such redemption date plus 0.50%), plus accrued and unpaid interest and additional interest, if any, prior to November 15, 2012, with respect to some or all of the 7.75% Notes, subject to the rights of the holders on the relevant record date to receive interest due on the relevant interest payment date.

We are not required to make mandatory redemption or sinking fund payments with respect to the 7.75% Notes.

Upon a change of control, the 7.75% Notes are puttable at 101% of principal plus accrued and unpaid interest and additional interest, if any.

We may incur additional indebtedness and our subsidiary guarantors may also incur additional indebtedness if our Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

The indenture contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, our ability and our restricted subsidiaries to: (i) sell assets; (ii) pay distributions on, redeem or repurchase its capital stock or redeem or repurchase its subordinated debt; (iii) make certain investments; (iv) incur or guarantee additional indebtedness or issue preferred stock; (v) create or incur certain liens; (vi) enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us; (vii) engage in certain sale and leaseback transactions; (viii) engage in certain transactions with affiliates; (ix) transfer or dispose of the capital stock of the restricted subsidiary to persons other than us or our restricted subsidiaries; and (x) create unrestricted subsidiaries. The indenture also contains certain customary events of default.

On July 19, 2010, we exchanged all of our then outstanding 7.75% Notes for similar 7.75% Notes that were registered under the Securities Act. This exchange did not impact our capitalization.

Revolving Credit Facility

We have a $325.0 million asset-based credit agreement administered by Wachovia Bank, N.A., an affiliate of Wells Fargo Securities, which was amended on October 15, 2009 as described below. We use our available cash balances to repay amounts outstanding under this revolving credit facility. We deposit any excess cash amounts into an overnight investment account. Outstanding principal under this facility is due and payable on the maturity date of December 6, 2011.

Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the revolving credit facility at the ABR plus 0.25-0.75% or LIBOR plus 1.50-2.00%. For the years ended December 31, 2010, 2009, and 2008, the weighted average interest rates of our revolving credit facility were 3.50%, 2.79%, and 4.79%, respectively. No amounts were outstanding under the revolving credit facility at December 31, 2010 and 2009.

The revolving credit facility is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our personal property, including manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

The revolving credit facility contains default provisions, and, pursuant to the October 15, 2009 amendment described below, imposes restrictions on annual capital expenditures if our leverage ratio is 2.00 to 1.00 or less, and contains a financial covenant which requires us to maintain a fixed charge coverage ratio of at least 1.10 to 1.00 if our borrowing availability based on eligible collateral is less than $48.75 million. The revolving credit facility defines certain terms in calculating covenant ratios, including adjusted EBITDA and Indebtedness.

The borrowing base under our revolving credit facility is based on our accounts receivable and inventory, and is calculated as (i) 85% of our eligible accounts receivable plus (ii) the lesser of (a) 65% of our eligible inventory (valued on a first-in-first-out basis), (b) 85% of the net orderly liquidation value of our eligible inventory as determined by a recent appraisal, and (c) $300 million. Only up to $100 million may be advanced to us based on the value of our work-in-process inventory (with "filled-not-packed" and "packed-not-released" inventory being considered finished goods inventory). From time to time, the collateral agent under the revolving credit facility may modify our eligibility standards, establish or adjust reserves, or reduce one or more of the other elements used in computing the borrowing base.

On October 15, 2009, we entered into an amendment to the revolving credit facility dated as of October 12, 2009. The revolving credit facility, as amended, permitted the 7.75% Notes, described above, to be issued as long as the First and Second Lien Term Loan Credit Agreements were terminated in connection with the offering of the 7.75% Notes. The amendment also (i) increases the covenant baskets for permitted acquisitions to $250 million, (ii) permits the payment of cash dividends commencing with the first fiscal quarter of 2010 if certain conditions are met, and (iii) increases our capital expenditure baskets so that we will be permitted to make capital expenditures of up to $225 million in each of 2010 and 2011. Moreover, pursuant to the amendments, we are not subject to any limitation on our capital expenditures in any fiscal year if our leverage ratio, as defined, as of the end of the fiscal year most recently ended was less than or equal to 2.00 to 1.00. Minimum availability tests under the revolving credit facility were also increased from $32.5 million to $48.75 million in connection with the amendment.

Our revolving credit facility, as amended, permits the payment of cash dividends to holders of our common stock commencing with the first fiscal quarter of 2010, so long as (i) the ratio determined as of the end of the immediately preceding fiscal quarter for the then most recently completed four fiscal quarters, is equal to or less than 2.00 to 1.00 and (ii) the minimum pro forma availability as of the date of such dividend (after giving effect to such cash dividend, the funding of all revolving loans, and the issuance of all letters of credit to be funded or issued as of such date) is not less than $48.75 million; provided that, the aggregate amount of restricted payments shall not exceed 50% of Net Income during the period from October 1, 2009 to the end of the most recently ended fiscal quarter as of the date of the restricted payment.

First and Second Lien Term Loans

Our First and Second Lien Term Loans were repaid in full and terminated as a result of the application of the net proceeds to us from our October 6, 2009 IPO and the issuance of our 7.75% Notes on October 21, 2009. The weighted average annualized interest rates on the First Lien Term Loan were 4.66% and 6.60% for the years ended December 31, 2009 and 2008, respectively, and the weighted average annualized interest rates on the Second Lien Term Loan were 7.68% and 9.63% for the years ended December 31, 2009 and 2008, respectively. At December 31, 2008, the interest rate on the First and Second Lien Term Loans were 5.64% and 8.64%, respectively.

Interest Rate Swaps and Caps

In October 2009, we used $28.7 million of the net proceeds to us from the issuance of our 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million. Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million. As a result of the settlement and termination of these interest rate swap contracts, we recognized a charge of $30.9 million (approximately $18.9 million after tax) during the year ended December 31, 2009 within total other non-operating expense, net, in our consolidated income statement. At December 31, 2008, $23.3 million, net of taxes, was recorded in accumulated other comprehensive loss, related to our interest rate swap contracts. As a result of their settlement and termination, we reclassified $23.3 million out of accumulated other comprehensive loss to loss on extinguishment of debt within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009.

At December 31, 2009, we had two interest rate cap contracts with a notional principal amount of $175.0 million outstanding for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero. The interest rate caps matured during February 2010.

Access to Capital and Cash Requirements

At December 31, 2010, our cash and cash equivalents totaled $197.9 million. We use our available cash balances to repay amounts outstanding under our revolving credit facility. We deposit any excess cash amounts into an overnight investment account. At December 31, 2010, no amounts were outstanding under our revolving credit facility and we had unused available borrowing capacity of $322.6 million.

We expect our cash flows from operations combined with our cash balances to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. As of the date of this Annual Report, we believe that we are currently in compliance with all covenants or other requirements set forth in our credit facilities.

As noted above, our current revolving credit facility ends on December 6, 2011. We believe that we will be able to negotiate and enter into a new revolving credit facility with terms and conditions similar to or better than our current facility given our improved credit profile. A new revolving credit facility would require approval of Grifols under the terms of our definitive merger agreement which would impact the timing of our negotiation of a new credit agreement, if any.

Our working capital, which is driven primarily by our accounts receivable turnover and inventory production times, including plant turnarounds, can vary significantly period to period. Our capital requirements will depend on many factors, including our rate of sales growth, acceptance of our products, costs of securing access to adequate manufacturing capacities, maintaining cGMP compliant facilities, the timing and extent of research and development activities, and changes in operating expenses, including costs of production and sourcing of plasma, all of which are subject to uncertainty. We anticipate that our cash needs will be significant and that we may need to increase our borrowings under our credit facilities in order to fund our operations and strategic initiatives. We anticipate that our working capital will increase in order to grow our business. We expect to operate at or near our fractionation capacity over the next few years depending upon the demand for our products, the availability of source plasma, the impact of variability in yield, the potential impact of inventory impairments and normal production shut-downs, among other factors. We plan to utilize most of our available fractionation capacity in the near term, which may result in increased inventory levels in order to attempt to maintain pace with projected future growth in product demand, although we have not been successful in building excess finished goods inventories to date as a result of the factors previously mentioned. Consequently, any disruption in meeting our fractionation and purification plans would most likely result in lower revenue, gross profit, net income and operating cash flows.

We incurred significantly higher capital spending in 2010 compared to 2009 and 2008 and anticipate significantly higher capital spending in 2011. We expect that our cumulative capital spending from 2011 through 2015 to be in the range of $750 million to $800 million, excluding capitalized interest. Given the nature of our planned capital projects, we anticipate our capital spending to peak in a range of $250 million to $270 million in 2011, excluding capitalized interest. Most of the anticipated capital spending will be necessary to support our future volume growth, particularly with the anticipation that we will reach our fractionation capacity in the near term, launch new products, and complete strategic initiatives. Incremental capital spending will continue to be required to ensure ongoing maintenance and compliance of our facilities.

The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements, and the extent and timing of particular projects, among other things. Our most significant capital project is the construction of our new fractionation facility, which we estimate will cost approximately $340 million, excluding capitalized interest. Through December 31, 2010, our capital expenditures on this project were approximately $90 million, with estimated additional capital expenditures of $250 million to be incurred, excluding capitalized interest. We anticipate our new fractionation facility will be operational by 2015. The construction costs of new purification facilities for Plasmin are estimated at approximately $120 million; with additional expenditures planned for Koāte modernization and albumin purification expansion and projects to support continued new product development, among others. To the extent we discontinue a capital project, we would write-off a portion or all previously capitalized amounts through a charge to our consolidated income statement. The first phase of our Factor VIII purification expansion project, as well as reliability improvements, have been completed. In addition, we have completed construction of our new Thrombate III purification facility as well as our new Prolastin-C A1PI purification facility.

On an ongoing basis, we expect to evaluate our capital spending. We may need to incur future debt or issue additional equity if our cash flows and capital resources are insufficient to finance these various activities. Additional funds may not be available on favorable terms to us, or at all.

Credit Ratings

Our credit ratings at December 31, 2010 were as follows:

	Moody's	Standard & Poor's
7.75% Notes	B1	BB
Corporate Family Rating	Ba3	BB

Factors that can affect our credit ratings include changes in our operating performance, financial position, business strategy, and the overall economic environment for the plasma-derived products business. If a downgrade of our credit ratings were to occur, it could adversely impact, among other things, our future borrowing costs and access to capital markets.

CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of December 31, 2010:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt[1]	$ 600,000	$ —	$ —	$ —	$ 600,000
Interest payments[2]	279,000	46,500	139,500	93,000	—
Capital lease obligations	13,916	1,814	5,528	3,508	3,066
Operating lease obligations	85,422	17,427	33,781	12,304	21,910
Purchase commitments[3][4]	853,345	201,875	474,567	176,903	—
Total	$ 1,831,683	$ 267,616	$ 653,376	$ 285,715	$ 624,976

[1] *Long-term debt in the table above consists of outstanding amounts under our 7.75% Notes. We also have a $325.0 million revolving credit facility, maturing on December 6, 2011, for which no amounts were outstanding at December 31, 2010. The 7.75% Notes are redeemable or puttable prior to their scheduled maturity of November 15, 2016 under certain circumstances as described further in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."*

[2] *Interest payments related to long-term debt in the table above consist of interest amounts under our 7.75% Notes. We also have a $325.0 million variable rate revolving credit facility, for which no amounts were outstanding at December 31, 2010.*

[3] *Includes material agreements to purchase goods and services that are enforceable and legally binding.*

[4] *We entered into a contract, effective January 1, 2011, for subcontract manufacturing services that is substantially similar to, and replaces, one to which we were a party that expired on December 31, 2010. The minimum purchase obligations under this contract, which expires on December 31, 2012, of approximately $30 million for both 2011 and 2012 are not included in the table above.*

On January 6, 2011, we entered into a contract for subcontract manufacturing services. The minimum purchase obligations of approximately $4.0 million for each of the years 2012 through 2015 are not included in the table above.

In addition to the contractual obligations disclosed in the table above, we have other contractual obligations for which the timing and extent of future payments are not known. We have described these potential obligations in the following paragraphs.

We have employment agreements and offer letters with certain of our employees which require payments generally ranging from 100% to 150% of the employee's annual compensation if employment is terminated not for cause by us, or by the employee, for good reason, as defined. Certain of these arrangements also include provisions for payments of bonuses under our annual incentive plan and the vesting of equity awards, as well as other customary payments, such as accrued personal days, bonuses, continuing benefits, and outplacement services. In the event of a change of control of the Company, our share-based compensation plans permit accelerated vesting of awards under defined circumstances.

We have two exclusive commercial license agreements for advanced protein production technology with Crucell. In consideration of the licenses that Crucell has granted us, we paid upfront license fees of $4.0 million during 2008 and additional milestones of $1.5 million and $0.5 million during 2010 and 2009, respectively, and could be required to pay up to $46.5 million of additional development milestones as certain activities are completed. Under the terms of both agreements, we may terminate either agreement by giving Crucell 90 days prior written notice and payment of all outstanding amounts owed to Crucell. If products developed under these agreements are sold, we would be required to pay royalties to Crucell ranging from 3% to 5% of net sales from recombinant Factor VIII and from 3.5% to 6% of net sales from recombinant A1PI. We currently anticipate paying milestones of $2.0 million during 2011 under these agreements.

At December 31, 2010, $8.8 million of unrecognized tax benefits have been recorded as liabilities for uncertain income tax positions. The ultimate resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law, and the willingness of the income tax authorities to settle, including the timing thereof, and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future.

As indicated elsewhere in this Annual Report, we have embarked on a substantial capital plan, which we anticipate to be in the range of $750 million to $800 million on a cumulative basis from 2011 through 2015, excluding capitalized interest. Given the nature of our planned capital projects, we anticipate our capital spending to peak in a range of $250 million to $270 million in 2011, excluding capitalized interest. Actual spending will vary based upon changes to the timing and scope of planned projects, including project deferral or acceleration, as well as new opportunities. At December 31, 2010, we had commitments and open purchase orders for capital spending of approximately $214.5 million which are not included in the table above.

We have entered into agreements with investment bankers related to our definitive merger agreement with Grifols. Under the terms of the agreement, we are obligated to pay fees totaling $21.3 million upon successful closing of the merger.

Under the terms of the definitive merger agreement with Grifols, we are permitted to offer retention amounts up to a total of $15.0 million to employees. As of December 31, 2010, we have offered retention amounts totaling approximately $10.2 million to employees, of which $2.9 million was paid during 2010 and the remaining amounts are expected to be paid in 2011, subject to the terms of the retention agreement.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2010, we do not have any off-balance sheet arrangements that are material or reasonably likely to be material to our consolidated financial position or results of operations.

NON-GAAP FINANCIAL MEASURES

In the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Highlights," we have presented adjusted net income and diluted earnings per share amounts. Both of these measures are considered to be non-GAAP financial measures. In calculating adjusted net income and diluted earnings per share, we have presented a quantification of the impact to our financial results in 2009 for the CSL merger termination fee, CSL merger-related expenses, and charges related to our debt refinancing and in 2010 for the PCA judgment and Grifols merger-related expenses. We believe that we have further enhanced the comparability of our financial results between the years presented by using an adjusted share base in the computation of diluted earnings per share, reflecting the impact for the issuance of common shares to convert our Series A and B preferred stock, settle accrued dividends on the preferred stock, and completion our IPO as if these events occurred at the beginning of 2009.

We believe that a meaningful analysis of our historical operating performance is also enhanced by the use of adjusted EBITDA, as defined in our revolving credit facility, and Consolidated Cash Flow, as defined in our 7.75% Notes. Both adjusted EBITDA and Consolidated Cash Flow are financial measures that are not defined by U.S. GAAP. A non-GAAP financial measure is a numerical measure of a company's financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in a comparable measure calculated and presented in accordance with U.S. GAAP in the statement of operations, such as net income, or the statement of cash flows, such as operating cash flow; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented. The non-GAAP financial measures that we use should not be considered a substitute for any performance measure determined in accordance with U.S. GAAP. We do not rely solely on these non-GAAP financial measures and also consider our U.S. GAAP results. Because the non-GAAP financial measures that we use are not calculated in the same manner by all companies, they may not be comparable to similarly titled measures used by other companies. To properly and prudently evaluate our business, we encourage you to also review our U.S. GAAP consolidated financial statements included elsewhere in this Annual Report, and not to rely on any single financial measure to evaluate our business. These non-GAAP financial measures have material limitations as analytical tools and you should not consider these measures in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP.

Adjusted EBITDA and Consolidated Cash Flow are used by our management, our lenders, and the compensation committee of our board of directors as follows:

- Our management uses adjusted EBITDA as one of our primary financial performance measures in the day to day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage our plants' production plans, and assess appropriate levels of sales and marketing initiatives. Our management uses adjusted EBITDA in its decision making because this supplemental operating performance measure facilitates internal comparisons to historical operating results and external comparisons to competitors' historical operating results by eliminating various income and expense items which are either not part of operating income or may vary significantly when comparing our results among the years presented to our competitors or other companies.
- The compensation committee of our board of directors uses adjusted EBITDA as a financial performance objective because it is one of the primary financial performance measures used in the day-to-day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate staffing needs and develop hiring plans, manage our plants' production plans, and assess appropriate levels of sales and marketing initiatives. In 2010, the compensation committee used revenue and net income in addition to adjusted EBITDA. In 2009 and 2008, the compensation committee used unlevered free cash flow because it measures management's effectiveness in managing cash and the related impact on interest expense. In order to motivate top performance by our executives, we establish a target level for each of the various performance criteria that is high enough that there is no certainty it is achievable. The target level for any performance criterion changes from year to year. These target performance levels reflect challenges with respect to various factors such as sales volume and pricing, cost control, working capital management, plasma platform objectives, R&D objectives, and sales and marketing objectives, among others. Our compensation committee has discretion to adjust the actual results related to the performance targets positively or negatively for items which, in the opinion of the compensation committee, were not reasonably within management's control. Our compensation committee also evaluates the manner in which actual results were achieved to determine if unusual actions or risks were taken that would impact or manipulate the results.
- Our lenders use adjusted EBITDA to determine compliance with the Leverage Ratio financial covenant under our revolving credit facility, which is calculated as debt less cash divided by the last twelve months' adjusted EBITDA. The October 15, 2009 amendment to our revolving credit facility suspends restrictions on our annual capital expenditures if our Leverage Ratio is greater than 2.00 to 1.00. Our 7.75% Notes use a similar measure referred to as Consolidated Cash Flow to determine compliance with the Fixed Charge Coverage Ratio, which allows for the incurrence of indebtedness and issuance of qualified and preferred stock if this ratio is at least 2.00 to 1.00.

Certain items that we eliminate in calculating adjusted EBITDA and Consolidated Cash Flow have been, and we expect will continue to be, significant to our business. For example:

- Interest expense is a necessary element of our costs and is largely a function of our capital structure and reflects our debt levels;
- Depreciation and amortization primarily result from the allocation of resources relative to investment decisions by our management and board of directors;
- Income tax expense results from our performance and applying statutory tax rates in the jurisdictions in which we operate coupled with the application of income tax accounting guidance and tax planning strategies;
- Non-cash compensation expense is expected to be a recurring component of our costs, although we expect that we will not grant share-based compensation in the same magnitude in the future;
- Expenses related to our special recognition bonuses are significant, and although we do not expect to grant bonuses in this magnitude in the future, bonuses will continue to be a key component of compensation to retain and attract employees; and
- Expenses related to debt extinguishment represent a necessary element of our costs to the extent that we restructure our debt;

Although we currently believe other items such as management fees, the PCA judgment, and merger-related expenses will not recur in the future in the same magnitude that they have occurred in the past, we may incur similar charges in the future. Other items, such as impairment charges, are not predictable, and therefore, we could incur similar charges in the future.

In the following table, we have presented a reconciliation of adjusted EBITDA and Consolidated Cash Flow to the most comparable U.S. GAAP measure, net income:

	Years Ended December 31,		
	2010	2009	2008
Net income	$ 166,068	$ 153,889	$ 65,797
Interest expense, net[a]	45,837	74,491	97,040
Income tax provision[b]	78,379	75,008	36,594
Depreciation and amortization[c]	36,030	28,936	20,269
EBITDA	326,314	332,324	219,700
Management fees[d]	—	5,715	6,871
Non-cash share-based compensation expense[e]	16,966	47,546	38,707
Special recognition bonus expense[f]	2,091	6,310	6,622
Loss on extinguishment of debt[g]	—	43,033	—
Equity in earnings of affiliate[h]	(991)	(441)	(426)
Merger-related expenses[i]	27,730	9,136	5,593
PCA judgment[j]	43,690	—	—
Other[k]	1,383	3,660	10,749
Adjusted EBITDA under revolving credit facility	417,183	447,283	287,816
Merger termination fee[l]	—	(75,000)	—
Consolidated Cash Flow under 7.75% Notes	$ 417,183	$ 372,283	$ 287,816

[a] *Represents interest expense associated with our debt structure. Through the third quarter of 2009, our debt structure consisted of facilities totaling $1.355 billion, including our $700 million First Lien Term Loan, $330 million Second Lien Term Loan, and $325 million revolving credit facility, as well as our interest rate cap and swap contracts. As a result of our IPO and refinancing transactions during October 2009, we reduced our credit facilities to $925 million, consisting of our $600 million 7.75% Notes and $325 million revolving credit facility. We also settled and terminated our interest rate swap contracts.*

[b] *Represents our income tax provision as presented in our consolidated income statements.*

[c] *Represents depreciation and amortization expense associated with our property, plant, and equipment, and all other intangible assets.*

[d] *Represents the advisory fees paid to Talecris Holdings, LLC, under the Management Agreement, as amended. This agreement was terminated in connection with our IPO.*

[e] *Represents our non-cash share-based compensation expense associated with stock options, restricted stock, RSU's, and PSU's.*

[f] *Represents compensation expense associated with special recognition bonus awards granted to certain of our employees and senior executives to reward past performance. We made the final payments under the special recognition bonus awards during March 2010. We do not anticipate granting similar awards in the future.*

[g] *Represents charges to write-off previously capitalized financing charges associated with our First and Second Lien Term Loans as a result of their repayment and termination as well as costs associated with the settlement and termination of our interest rate swap contracts.*

[h] *Represents non-operating income associated with our investment in Centric, which we believe are not part of our core operations.*

[i] *Represents merger related retention expenses associated with our terminated merger agreement with CSL for 2009 and 2008, and merger-related expenses associated with our merger agreement with Grifols, including investment bankers, legal, accounting, and other costs, as well as retention expenses for 2010.*

[j] *Represents charges related to a judgment in the amount of $37.0 million in favor of PCA against TPR in a breach of contract claim and interest of $6.7 million from the date of the breach.*

[k] *For the year ended December 31, 2010, the amount represents charges/losses related to long-lived assets, net. For the year ended December 31, 2009, the amount represents $3.1 million of charges related primarily to capital lease assets and leasehold improvements, offset by recoveries of $1.9 million related to our 2008 plasma center cGMP issue. For the year ended December 31, 2009, the amount also includes $1.3 million of costs related to our October 6, 2009 IPO and $1.2 million of losses on disposals of our property, plant, and equipment. For the year ended December 31, 2008, the amount represents an inventory impairment charge, net of recoveries of $5.8 million due to our plasma center cGMP issue, an impairment charge of $3.6 million related primarily to capital lease assets and leasehold improvements, and other long-lived asset impairment charges of $0.7 million. For the year ended December 31, 2008, the amount also includes $0.9 million of costs related to the initial public offering that was discontinued during 2008, partially offset by insurance recoveries of $0.3 million.*

[l] *For the year ended December 31, 2009, the amount includes a $75.0 million merger termination fee that we received from CSL in connection with our terminated definitive merger agreement.*

In addition to the adjustments we make in computing adjusted EBITDA and Consolidated Cash Flow, our management and compensation committee also consider the impact of other items when evaluating our operating performance. Certain of these items, which impact the comparability of our historical financial results, are included in the section titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

Quantitative and Qualitative Disclosures About Market Risk

We operate on a global basis, and are exposed to the risk that our earnings and cash flows could be adversely impacted by fluctuations in interest rates, foreign exchange, and commodity prices. The overall objective of our financial risk management program is to minimize the impact of these risks through operational means and by using various financial instruments. These practices may change as economic conditions change. At December 31, 2010, we were not a party to any derivative financial instruments. During the first quarter of 2011, we initiated a foreign currency hedging program as described below.

INTEREST RATE RISK

At December 31, 2010, our long-term debt consisted of our 7.75% Notes ($600.0 million outstanding), which bear a fixed interest rate, and our $325.0 million revolving credit facility, which bears interest at a rate based upon either ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. Our exposure to adverse movements in ABR or LIBOR during 2010 was not significant as a result of minimal average borrowings outstanding under the revolving credit facility during 2010. Assuming a fully drawn revolving credit facility and a 100 basis point increase in applicable interest rates, our interest expense, net, would increase by $3.25 million on an annual basis.

At December 31, 2010, we had cash and cash equivalents of $197.9 million. We use our available cash balances to repay amounts outstanding under our revolving credit facility. We deposit any excess amounts into an overnight investment account, which earns minimal interest. Because our cash and cash equivalents are short-term in duration, we believe that our exposure to interest rate risk is not significant and a 100 basis point movement in market interest rates would not have a significant impact on the carrying value of our cash and cash equivalents. We actively monitor changes in interest rates.

FOREIGN CURRENCY RISK

We operate internationally and enter into transactions denominated in foreign currencies. As such, our financial position, results of operations, cash flows, and competitive position are subject to the variability that arises from exchange rate movements in relation to the U.S. dollar. Our foreign currency exposures are primarily limited to the impact that fluctuations in the euro and the Canadian dollar have on our net revenue and the remeasurement of our euro-denominated accounts receivable.

Approximately 31% of our net revenue for the year ended December 31, 2010 was generated outside of the United States. Foreign currency exchange rate fluctuations in relation to the U.S. dollar unfavorably impacted our net revenue by $6.9 million, or 0.4%, for the year ended December 31, 2010. In addition, we incurred transaction losses, net, of $4.7 million during the year ended December 31, 2010, primarily related to the remeasurement of euro-denominated accounts receivable, which losses we recorded within SG&A in our consolidated income statement.

For the purpose of specific risk analysis, we used a sensitivity analysis to measure the potential impact to our consolidated income statement for a hypothetical 10% strengthening of the U.S. dollar compared with the euro and Canadian dollar for the year ended December 31, 2010. Assuming a 10% strengthening of the U.S. dollar, our product net revenue would have been negatively impacted by approximately $17.2 million for the year ended December 31, 2010. At December 31, 2010, we had approximately €36.1 million in receivables. An adverse movement in the value of the euro in relation to the U.S. dollar could have a significant impact on our profitability. We did not hedge our exposures to changes in foreign currency exchange rates during the years presented in this Annual Report.

In order to reduce the impact of volatility of foreign exchange rates on intercompany transactions, we initiated a foreign currency hedging program in the first quarter of 2011 related to both known and anticipated intercompany transactions of approximately one year in duration or less. The effective portion of the changes in fair value of these instruments is reported in other comprehensive income and reclassified into earnings in the same period or periods in which the hedged transactions affect earnings.

The changes in fair value of the hedges against firm commitments will be recognized in general and administrative expenses consistent with the underlying intercompany receivables being hedged. The changes in the fair value hedges against anticipated intercompany sales will be recognized as an adjustment to revenues when the hedged inventory sells through to third parties.

During the first quarter of 2011 we entered in approximately $49.5 (€37.1) million in notional value of fair value hedges against firm commitments and $38.4 (€28.2) million in notional value of cash flow hedges against anticipated future sales. The weighted average U.S. dollar to euro exchange rate on these foreign currency contracts is 1.3461.

COMMODITY RISK

Plasma is the key raw material used in the production of our products, which we obtain from our plasma collection centers, as well as third party plasma suppliers. As of December 31, 2010, our plasma collection center platform consisted of 69 operating plasma collection centers, of which 67 were FDA licensed and two were unlicensed. Our licensed centers collected approximately 69% of our plasma during the year ended December 31, 2010.

For the purpose of specific risk analysis, we used a sensitivity analysis to measure the potential impact to our consolidated income statement for a hypothetical 10% increase in the cost of plasma used to produce the products sold during the year ended December 31, 2010. Assuming this 10% increase in the cost of plasma, our cost of goods sold would have increased by $54.3 million for the year ended December 31, 2010, and our gross margin would have been negatively impacted by approximately 340 basis points. This sensitivity analysis assumes that we would not be able to pass the hypothetical cost increase to our customers in the form of price increases. This sensitivity analysis does not consider the fixed pricing of plasma purchased from our third-party plasma suppliers.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of the end of the period covered by this report.

Our independent registered public accounting firm, which has audited the financial statements in this Annual Report, has also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, as stated in their report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Talecris Biotherapeutics Holdings Corp:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Talecris Biotherapeutics Holdings Corp. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting appearing in this Annual Report. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our audits, which was an integrated audit in 2010. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Raleigh, North Carolina

February 23, 2011

Talecris Biotherapeutics Holdings Corp.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 197,876	$ 65,239
Accounts receivable, net of allowances of $3,253 and $3,461, respectively	134,842	136,978
Inventories	694,499	644,054
Deferred income taxes	96,593	88,652
Prepaid expenses and other	29,662	31,466
Total current assets	1,153,472	966,389
Property, plant, and equipment, net	382,793	267,199
Investment in affiliate	2,926	1,935
Intangible assets	10,880	10,880
Goodwill	172,860	172,860
Deferred income taxes	—	5,848
Other	15,522	19,894
Total assets	$ 1,738,453	$ 1,445,005

	December 31, 2010	December 31, 2009
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 59,975	$ 71,046
Accrued expenses and other liabilities	251,726	170,533
Current portion of capital lease obligations	860	740
Total current liabilities	312,561	242,319
Long-term debt and capital lease obligations	605,301	605,267
Deferred income taxes	14,432	—
Other	11,795	15,265
Total liabilities	944,089	862,851
Commitments and contingencies (Note 14)		
Stockholders' equity:		
Common stock, $0.01 par value; 400,000,000 shares authorized; 125,577,877 and 122,173,274 shares issued and outstanding, respectively	1,253	1,212
Additional paid-in capital	813,783	767,032
Accumulated deficit	(20,378)	(186,446)
Accumulated other comprehensive (loss) income, net of tax	(294)	356
Total stockholders' equity	794,364	582,154
Total liabilities and stockholders' equity	$ 1,738,453	$ 1,445,005

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Consolidated Income Statements
(in thousands, except per share amounts)

	Years Ended December 31,		
	2010	2009	2008
Net revenue:			
Product	$ 1,576,936	$ 1,507,754	$ 1,334,550
Other	24,683	25,455	39,742
Total	1,601,619	1,533,209	1,374,292
Cost of goods sold	911,976	901,077	882,157
Gross profit	689,643	632,132	492,135
Operating expenses:			
Selling, general, and administrative	287,011	289,929	227,524
Research and development	69,649	71,223	66,006
Total	356,660	361,152	293,530
Income from operations	332,983	270,980	198,605
Other non-operating (expense) income			
Interest expense, net	(45,837)	(74,491)	(96,640)
PCA judgment	(43,690)	—	—
CSL merger termination fee	—	75,000	—
Loss on extinguishment of debt	—	(43,033)	—
Equity in earnings of affiliate	991	441	426
Total	(88,536)	(42,083)	(96,214)
Income before income taxes	244,447	228,897	102,391
Provision for income taxes	(78,379)	(75,008)	(36,594)
Net income	166,068	153,889	65,797
Less dividends to preferred stockholders and other non-common stockholders' charges	—	(11,744)	(14,672)
Net income available to common stockholders	$ 166,068	$ 142,145	$ 51,125
Net income per common share:			
Basic	$ 1.35	$ 4.56	$ 39.01
Diluted	$ 1.29	$ 1.50	$ 0.71

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 166,068	$ 153,889	$ 65,797
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	36,030	28,936	20,269
Amortization of deferred loan fees and debt discount	4,262	3,785	3,764
Share-based compensation expense	16,966	47,546	38,707
Amortization of deferred compensation	1,983	5,714	5,922
Write-off of unamortized debt issuance costs	—	12,141	—
Asset impairment	595	3,061	4,282
Provision for doubtful receivables and advances	3,519	2,858	4,978
Recognition of previously deferred revenue	(230)	(230)	(4,784)
Equity in earnings of affiliate	(991)	(441)	(426)
Loss on disposal of property, plant, and equipment	896	1,196	48
Decrease (increase) in deferred tax assets	12,339	1,215	(5,488)
Excess tax benefits from share-based payment arrangements	(13,481)	(13,406)	—
Changes in assets and liabilities, excluding the effects of business acquisitions	27,526	(12,109)	(100,055)
Net cash provided by operating activities	255,482	234,155	33,014
Cash flows from investing activities:			
Purchases of property, plant, and equipment	(152,849)	(75,163)	(86,212)
Business acquisitions, net of cash acquired	—	(30,431)	(10,272)
Financing arrangements with third party suppliers, net of repayments	—	—	(16,335)
Other	765	976	880
Net cash used in investing activities	(152,084)	(104,618)	(111,939)
Cash flows from financing activities:			
Borrowings under revolving credit facility	915	1,201,749	1,430,092
Repayments of borrowings under revolving credit facility	(915)	(1,381,690)	(1,363,188)
Repayments of borrowings under term loans	—	(1,016,000)	(7,000)
Repayments of capital lease obligations	(751)	(574)	(1,192)
Proceeds from issuance of 7.75% Notes	—	600,000	—
Discount on 7.75% Notes	—	(4,074)	—
Financing transaction costs	(394)	(14,879)	—
Proceeds from initial public offering, net of issuance costs	—	519,749	—
Costs related to initial public offering	—	(2,557)	—
Repurchases of common stock	(4,917)	(4,183)	(36,118)
Proceeds from exercises of stock options	22,333	7,581	—
Excess tax benefits from share-based payment arrangements	13,481	13,406	—
Net cash provided by (used in) financing activities	29,752	(81,472)	22,594
Effect of exchange rate changes on cash and cash equivalents	(513)	195	(157)
Net increase (decrease) in cash and cash equivalents	132,637	48,260	(56,488)
Cash and cash equivalents at beginning of year	65,239	16,979	73,467
Cash and cash equivalents at end of year	$ 197,876	$ 65,239	$ 16,979

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.
Consolidated Statements of Stockholders' Equity (Deficit)
(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance at December 31, 2007	5,317,232	$ —	$ 27,010	$ (406,132)	$ (11,635)	$ (390,757)
Net income	—	—	—	65,797	—	65,797
Other comprehensive loss	—	—	—	—	(11,772)	(11,772)
Comprehensive income	—	—	—	—	—	54,025
Share-based compensation cost	—	—	29,258	—	—	29,258
Issuance of restricted stock	42,720	—	—	—	—	—
Forfeitures of restricted stock	(287,784)	—	—	—	—	—
Repurchases and retirement of common stock	(2,215,880)	—	—	—	—	—
Fair value adjustment on common stock with put/call feature	—	—	(8,942)	—	—	(8,942)
Interest accretion on IBR put option	—	—	(309)	—	—	(309)
Balance at December 31, 2008	2,856,288	—	47,017	(340,335)	(23,407)	(316,725)
Net income	—	—	—	153,889	—	153,889
Other comprehensive income	—	—	—	—	476	476
Reclassification of unrealized loss on derivatives to earnings	—	—	—	—	23,287	23,287
Comprehensive income	—	—	—	—	—	177,652
Share-based compensation cost	—	—	39,206	—	—	39,206
Issuance of restricted stock	14,464	—	—	—	—	—
Forfeitures of restricted stock	(16,368)	—	—	—	—	—
Repurchases and retirement of common stock	(251,108)	—	(51)	—	—	(51)
Series A and B preferred stock dividends declared	—	—	(45,250)	—	—	(45,250)
Conversion of Series A and B preferred stock to common stock	88,227,868	882	154,903	—	—	155,785
Initial public offering	28,947,368	289	519,460	—	—	519,749
Costs related to initial public offering	—	—	(2,557)	—	—	(2,557)
Fair value adjustment on common stock with put/call feature	—	—	(6,585)	—	—	(6,585)
Reclassification of mezzanine equity to permanent equity upon cancellation of common stock put/call feature	—	17	39,926	—	—	39,943
Stock option exercises	2,394,762	24	7,557	—	—	7,581
Excess tax benefit from share-based compensation	—	—	13,406	—	—	13,406
Balance at December 31, 2009	122,173,274	1,212	767,032	(186,446)	356	582,154
Net income	—	—	—	166,068	—	166,068
Other comprehensive loss	—	—	—	—	(650)	(650)
Comprehensive income	—	—	—	—	—	165,418
Share-based compensation cost	—	—	15,895	—	—	15,895
Repurchases and retirement of common stock	(246,823)	(3)	(4,914)	—	—	(4,917)
Stock option exercises	3,650,579	37	22,296	—	—	22,333
Excess tax benefit from share-based compensation	—	—	13,481	—	—	13,481
Shares issued upon RSU vesting	847	—	—	—	—	—
Vesting of restricted common stock	—	7	(7)	—	—	—
Balance at December 31, 2010	125,577,877	$ 1,253	$ 813,783	$ (20,378)	$ (294)	$ 794,364

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp. Notes to Consolidated Financial Statements

1. Description of Business

We are a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, such as primary immune deficiencies, chronic inflammatory demyelinating polyneuropathy (CIDP), alpha-1 antitrypsin deficiency-related emphysema, bleeding disorders, infectious diseases, and severe trauma. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties, located in the United States. Plasma contains many therapeutic proteins, which we extract through the process of fractionation at our Clayton, North Carolina and Melville, New York facilities. The fractionated intermediates are then purified, formulated into final bulk, and aseptically filled into final containers for sale. We also sell the fractionated intermediate products.

The majority of our sales are concentrated in two key therapeutic areas of the plasma business: Immunology/Neurology, through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, such as CIDP, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our products, Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified (Gamunex, Gamunex IGIV) and Prolastin Alpha-1 Proteinase Inhibitor (Human) (Prolastin, Prolastin A1PI, Prolastin-C A1PI). In March 2010, we launched Prolastin-C A1PI, our next generation A1PI product, in the United States, and in the third quarter of 2010, we launched Prolastin-C A1PI in Canada. As of December 31, 2010, we have completed the conversion of our existing U.S. and Canadian Prolastin patients to Prolastin-C A1PI. During 2010, Gamunex-C was approved for the subcutaneous route of administration for the PI indication in Canada and the U.S. Sales of Gamunex-C/Gamunex IGIV and Prolastin/Prolastin-C A1PI together comprised 76.4%, 74.7%, and 72.3% of our net revenue for the years ended December 31, 2010, 2009, and 2008, respectively. We also have a line of hyperimmune therapies that provides treatment for tetanus, rabies, hepatitis A, hepatitis B, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care/hemostasis, including the treatment of hemophilia, an anti-coagulation factor (Thrombate III), as well as albumin to expand blood volume. We sell our products worldwide, but 81% of our sales were in the United States and Canada in 2010.

We are headquartered in Research Triangle Park, North Carolina and our primary manufacturing facilities are a short distance away in Clayton, North Carolina. Our Clayton site is one of the world's largest plasma protein processing facilities whose operations include fractionation, purification, filling, and finishing. We have an integrated plasma collection center platform, which as of December 31, 2010, consisted of 69 operating centers, of which 67 were FDA licensed and two were unlicensed. In addition to the United States, we have operations in Germany and Canada to support our international sales and marketing activities.

On October 6, 2009, we completed our initial public offering (IPO), which resulted in net proceeds to us of $519.7 million. In addition, during October 2009, we amended our revolving credit facility and completed the issuance of $600.0 million, 7.75% Unsecured Senior Notes, due November 15, 2016, at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The issuance of the 7.75% Notes resulted in net proceeds to us of $583.9 million. Proceeds from these transactions were used to repay and terminate our then existing First and Second Lien Term Loans, settle and terminate certain interest rate swap contracts, and repay amounts outstanding under our revolving credit facility. On July 19, 2010, we exchanged all of our then existing 7.75% Senior Notes due 2016 for 7.75% Senior Notes due 2016 that have been registered under the Securities Act of 1933, as amended. Additional information regarding our IPO and refinancing transactions are included in Note 4, "Initial Public Offering and Use of Proceeds," and Note 12, "Long-Term Debt and Capital Lease Obligations," respectively.

Until January 21, 2010, a majority of our outstanding common stock was owned by Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. As of December 31, 2010, Talecris Holdings, LLC owned approximately 48.7% of our outstanding common stock.

As discussed in Note 3, we entered into a definitive merger agreement with Grifols S.A. and Grifols, Inc. (Grifols) on June 6, 2010.

2. Summary of Significant Accounting Policies

Throughout our consolidated financial statements, references to "Talecris Biotherapeutics Holdings Corp.," "Talecris," "the Company," "we," "us," and "our" are references to Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries.

All tabular disclosures of dollar amounts are presented in thousands. All share and per share amounts are presented at their actual amounts.

A seven-for-one share dividend on our common stock was paid on September 10, 2009. All share and per-share amounts have been retroactively adjusted for all periods presented to reflect the share dividend.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. The most significant judgments we have made include, but are not limited to, estimates used in determining values of inventories, allowances for doubtful accounts and notes receivable, long-lived and indefinite-lived assets, litigation accruals and related settlements, losses under contractual obligations, leasehold impairments, deferred income taxes, income tax provisions, accruals for uncertain income tax positions, self-insurance accruals, share-based payment transactions, derivative instruments, and other operating allowances and accruals. We also use significant judgments in applying purchase accounting to business acquisitions.

We periodically evaluate estimates used in the preparation of the financial statements for reasonableness, including estimates provided by third parties. Appropriate adjustments to the estimates are made prospectively, as necessary, based on such periodic evaluations. We base our estimates on, among other things, currently available information, market conditions, and industry and historical experience, which collectively form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that our assumptions are reasonable under the circumstances, actual future results could differ materially. In addition, if we had used different estimates and assumptions, our financial position and results of operations could have differed materially from that which is presented.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less when purchased are considered cash equivalents and are carried at cost due to the short period of time to maturity.

Accounts Receivable, net

Accounts receivable, net, consists of amounts owed to us by our customers on credit sales with terms generally ranging from 30 to 150 days from date of invoice and are presented net of an allowance for doubtful accounts receivable on our consolidated balance sheets.

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. In extending credit, we assess our customers' creditworthiness by, among other factors, evaluating our customers' financial condition, credit history, and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts. We also consider, among other things, customer concentrations and changes in customer payment terms or payment patterns.

If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in determining the allowance, the allowance would be adjusted through charges or credits to selling, general, and administrative expenses (SG&A) in our consolidated income statements in the period in which such changes in collection become known. If conditions were to change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant.

Concentrations of Credit Risk

Customer Concentration

Our accounts receivable, net, includes amounts due from pharmaceutical wholesalers and distributors, buying groups, hospitals, physicians' offices, patients, and others. Our concentrations with customers that represented more than 10% of our accounts receivable, net, were:

- At December 31, 2010: Amerisource Bergen- 12.8%
- At December 31, 2009: FFF Enterprise, Inc.- 14.6%

The following table summarizes our concentrations with customers that represented more than 10% of our total net revenue:

	Years Ended December 31,		
	2010	**2009**	**2008**
FFF Enterprise, Inc	13.9%	14.4%	12.8%
Amerisource Bergen	13.1%	12.3%	12.0%
Canadian Blood Services	<10%	<10%	10.6%

Counterparty Risk

As discussed further in Note 27, "Subsequent Events," we initiated a foreign currency hedging program in the first quarter of 2011 for the purpose of managing the economic effects of the volatility associated with short-term changes in euro/U.S. dollar exchange rates on our earnings and cash flows. These derivative financial instruments present certain market and counterparty risks. We seek to manage the counterparty risks associated with these contracts by limiting transactions to counterparties with which we have established banking relationships and limit the duration of the contracts to less than one year. We are exposed to potential losses if a counterparty fails to perform according to the terms of the agreement. We do not require collateral or other security to be furnished by counterparties to our derivative financial instruments. There can be no assurance, however, that our practice effectively mitigates counterparty risk. A number of financial institutions similar to those that serve or may serve as counterparties to our hedging arrangements were adversely affected by the global credit crisis. The failure of any of the counterparties to our hedging arrangements to fulfill their obligations to us could adversely affect our results of operations and cash flows.

Inventories

Inventories consist of raw materials, work-in-process, and finished goods held for sale and are stated at the lower of cost or market, which approximates actual costs determined on the first-in, first-out method. In evaluating whether inventory is stated at the lower of cost or market, we consider such factors as the amount of inventory on hand and in the distribution channel, the estimated time required to sell such inventory, remaining shelf life, and current and expected market conditions, including levels of competition. As appropriate, provisions are recorded to reduce inventories to their net realizable value. We record provisions for work-in-process inventory when we believe the inventory does not meet all criteria to permit release to the market. Provisions are recorded for finished goods that do not have sufficient remaining shelf lives. We record recoveries directly to cost of goods sold after the impacted material is determined to be usable and is sold to third parties.

Property, Plant, and Equipment, net

Property, plant, and equipment are recorded at cost, less accumulated depreciation and amortization. Internal labor costs directly related to asset additions are capitalized. Major renewals and betterments are capitalized. All feasibility studies and maintenance and repair costs are expensed as incurred. Certain interest costs incurred by us during the construction period, based on our weighted average borrowing rates of debt, are capitalized and included in the cost of the related asset.

We generally depreciate and amortize property, plant, and equipment using the straight-line method over the useful lives presented in the following table:

Asset Type	Useful Life (Years)
Buildings	10 to 45
Building improvements	10 to 20
Machinery and equipment	3 to 20
Furniture and fixtures	5 to 10
Computer hardware and software	3 to 7
Leasehold improvements	the estimated useful life of the improvement or, if shorter, the life of the lease

We lease various property and equipment. Leased property and equipment that meet certain criterion are capitalized and the present values of the related lease payments are recorded as liabilities. Capital lease payments are allocated between a reduction of the lease obligation and interest expense using the interest rate implicit in the lease. All other leases are accounted for as operating leases and the related payments are expensed ratably over the rental period. Amortization of assets under capital leases is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life.

Business Acquisitions

Results of business acquisitions are included in our results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. Any purchase price in excess of the fair value of net assets acquired is recorded as goodwill. The accounting for business acquisitions requires us to make estimates and assumptions related to the estimated fair values of the net assets acquired. Significant judgments are used during this process, particularly with respect to intangible assets. Generally, definite-lived intangible assets are amortized over their estimated useful lives. Goodwill and other indefinite-lived intangible assets are not amortized, but are annually assessed for impairment. Therefore, the purchase price allocation to intangible assets and goodwill could have a significant impact on future operating results.

Identifiable Intangible Assets

Identifiable intangible assets are recorded at cost, or when acquired as part of a business acquisition, at estimated fair value. Definite-lived intangible assets are amortized over their useful lives. Indefinite-lived intangible assets, such as regulatory licenses, are not amortized, but are annually assessed for impairment.

Impairment Reviews

We evaluate the recoverability of recorded goodwill and other indefinite-lived intangible asset amounts annually as of December 31 or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value based test. This test requires us to make estimates of factors that include, but are not limited to, projected future operating results and business plans, economic projections, anticipated future cash flows, comparable marketplace data from a consistent industry group, and the cost of capital. Any applicable impairment loss is the amount, if any, by which the implied fair value is less than the carrying value.

We review the carrying amounts of other long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We periodically evaluate whether events or changes in circumstances have occurred that may warrant revision of the estimated useful lives of our long-lived assets or whether the remaining carrying amount of long-lived assets should be evaluated for possible impairment. An example of such a change in circumstances includes a significant adverse change in the extent or manner in which an asset is being used.

Debt Issuance Costs and Debt Discount

We capitalize costs associated with the issuance of our debt and amortize these costs to interest expense, net, over the term of the related debt agreement using an effective yield amortization method, or similar method. Unamortized debt issuance costs are written off within total other non-operating expense, net, in our consolidated income statements when indebtedness under the related credit facility is repaid or restructured prior to maturity.

We record debt discounts as a reduction of the face amount of the related debt. Debt discounts are amortized to interest expense, net, over the term of the related debt agreement using an effective yield amortization method, or similar method.

Revenue Recognition and Gross-to-Net Revenue Adjustments

We recognize revenue when earned, which is generally at the time of delivery to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations. The recognition of revenue is deferred if there are significant post-delivery obligations, such as customer acceptance.

Allowances against revenue for estimated discounts, rebates, administrative fees, chargebacks, and shelf-stock adjustments are established by us concurrently with the recognition of revenue. The standard terms and conditions under which products are shipped to our customers generally do not allow a right of return. In the rare instances in which we grant a right of return, revenue is reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met.

We have supply agreements with our major distributors, which require them to purchase minimum quantities of our products. We regularly review the supply levels of our products on hand at major distributors, primarily by analyzing inventory reports supplied by these distributors, available data regarding the sell-through of our products, our internal data, and other available information. When we believe distributor inventory levels have increased relative to underlying demand, we evaluate the need for sales return allowances. Factors that influence the allowance include historical sales return activity, levels of inventory in the distribution network, inventory turnover, demand history, demand projections, estimated product shelf-life, pricing, and competition. Sales returns have not been material during the periods presented.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

Gross product sales are subject to a variety of deductions that are generally estimated and recorded in the same period that the revenue is recognized, and primarily represent rebates to government agencies, chargebacks to wholesalers and distributors, and customer prompt payment discounts. These gross-to-net revenue adjustments are described below.

We offer rebates to certain classes of trade, which we account for by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of rebates attributable to each sale. We determine our estimate of the rebates primarily based on historical experience and current contract arrangements. We consider the sales performance of products subject to rebates and the levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. Rebates accrued upon sale are settled based on actual experience. Due to the limited classes of trade that participate in rebate programs and our visibility of inventories in the channel, adjustments for actual experience have not been material.

We participate in state government-managed Medicaid programs. We account for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of the Medicaid rebate claims attributable to such sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. Adjustments for actual experience have not been material.

Sales allowances are established based upon consideration of a variety of factors, including, but not limited to, our sales terms which generally provide for up to a 2% prompt pay discount on domestic and international sales, contractual agreements with customers, estimates of the amount of product in the pipeline, and prescribing patterns. We believe that our sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at our best estimate of the accruals. Actual sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts. As these prompt pay discounts are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

Our estimates for discounts, customer and government rebates, and administrative fees are by their nature more predictable and less subjective. Estimates for chargebacks are more subjective and, consequently, may be more variable. We enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when our products are purchased from wholesalers by these entities at the contract price which is less than the price charged by us to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of our products by the wholesalers at the contract price based on historical chargeback experience and other factors. Our estimates of inventory levels at the wholesalers are subject to inherent limitations, as our estimates rely on third party data, and their data may itself rely on estimates, and be subject to other limitations. We periodically monitor the factors that influence our provision for chargebacks, and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time.

Shelf-stock adjustments are credits issued to our customers to reflect decreases in the selling prices of our products. Agreements to provide this form of price protection are customary in our industry and are intended to reduce a customer's inventory cost to better reflect current market prices. Shelf-stock adjustments are based upon the amount of product that our customers have remaining in their inventories at the time of the price reduction. Decreases in our selling prices are discretionary decisions made by us to reflect market conditions. Amounts recorded for estimated price adjustments are based upon specified terms with customers, estimated declines in market prices, and estimates of inventory held by customers. Our estimates of inventory levels at the customer are subject to inherent limitations, as our estimates may rely on third party data, and their data may itself rely on estimates, and be subject to other limitations. We regularly monitor these factors and evaluate our reserves for shelf-stock adjustments. We have not experienced significant shelf-stock adjustments during the periods presented.

Shipping and Handling

Shipping and handling costs incurred for inventory purchases are included in cost of goods sold in our consolidated income statements. Shipping and handling costs incurred to warehouse, pick, pack, and prepare inventory for delivery to customers are included in selling, general and administrative expenses (SG&A) in our consolidated income statements. Shipping and handling costs included in SG&A amounted to $3.7 million, $3.6 million, and $3.5 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Advertising Costs

The costs of advertising are expensed as incurred within SG&A in our consolidated income statements. Our advertising costs consist primarily of product samples, print media, online advertising, and promotional material. We incurred advertising costs totaling $11.3 million, $10.2 million, and $10.5 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Research and Development Expenses

Research and development (R&D) expenses include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of R&D equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services, and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance, and general support services. All costs associated with R&D are expensed as incurred.

Share-Based Compensation

We value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee's salary. We record income tax benefits which result from realizing a tax deduction in excess of previously recognized compensation expense as additional paid-in capital.

The fair value of our common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that we will be required to record over the vesting period. Given the absence of a trading market for our common stock on grant dates prior to October 1, 2009, our board of directors, or special dividend committee or compensation committee designated by our board of directors, estimated the fair value of our common stock contemporaneously with each grant using numerous objective and subjective factors. These factors included: (i) our stage of development, our efforts to become independent from Bayer, and revenue growth; (ii) the timing of the anticipated launch of new products and new indications; (iii) business conditions and business challenges at the time; (iv) available market data, including observable market transactions, and valuations for comparable companies; (v) the illiquid nature of our stock options and stock grants; and (vi) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions at the grant date. In making the assessment of common stock fair value on each award date, our board of directors or designated committee of our board of directors considered the guidance in American Institute of Certified Public Accountants Technical Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation." The valuations were completed utilizing the market and/or an income approach and then the enterprise value was allocated using the "Probability-Weighted Expected Return Method," which provides different probability weights of various likely scenarios (distressed; remain private; private sale; IPO), and develops valuations by determining the present value of the future expected common stock value under each of these scenarios. For option awards granted on October 1, 2009, the fair value of our common stock was determined to be the IPO price per share of $19.00. For option awards granted subsequent to our IPO, we consider the fair value of our common stock to be the closing share price as reported by The NASDAQ Global Select Market on the grant date.

We estimate the fair value of stock options at the grant date using the Black-Scholes pricing model, which requires the use of a number of assumptions related to the risk-free interest rate, average life of options (expected term), expected volatility, and dividend yield. There was no trading market for our common stock or stock options on grant dates prior to October 1, 2009. Therefore, our application of the Black-Scholes pricing model incorporates historical volatility measures of similar public companies. A forfeiture rate based on historical attrition rates of award holders is used in estimating the granted awards not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in our option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of the stock options, and resulting compensation expense, could be different.

The stock options that we granted to employees typically have service-based and performance-based components. The performance stock unit (PSU) awards that we grant to employees vest based on the achievement of pre-established objective performance goals, which are generally financial in nature. The restricted stock and restricted stock unit (RSU) awards that we grant to employees are typically service-based only. Stock option grants, restricted stock, and RSU awards to non-employee directors are service-based only. Service-based awards vest annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate performance objectives which are established by our board of directors. We make assessments as to whether the performance conditions related to the performance-based stock options will be achieved. We record compensation cost for awards with performance conditions based on the probable outcome of the performance conditions.

Litigation Accruals

We record an accrual for our exposures to our various litigation matters as a charge to our consolidated income statements when it becomes probable and can be reasonably estimated. The exposure to legal matters is evaluated and estimated, if possible, following consultation with legal counsel. Such estimates are based on currently available information and, given the subjective nature and complexities inherent in making these estimates, the ultimate outcome of our legal matters may be significantly different than the amounts estimated. Additional information regarding our possible litigation exposures is included in Note 14, "Commitments and Contingencies."

Environmental Costs

We record liabilities when our environmental assessments indicate that remediation efforts are probable, and the costs can be reasonably estimated. We recognize a current period expense for the liability when clean-up efforts do not benefit future periods. We capitalize costs that benefit more than one accounting period. Estimates, when applicable, of our liabilities are based on currently available facts, existing technology, and presently enacted laws and environmental regulations taking into consideration the likely effects of inflation and other societal and economic factors, and include estimates of associated legal costs. The amounts also consider prior experience in remediating contaminated sites, other companies' clean-up experience, and data released by the Environmental Protection Agency (EPA) or other organizations. The estimates are subject to revision in future periods based on actual costs or new circumstances. We evaluate recoveries from insurance coverage or government sponsored programs separately from our liability, and when recovery is assured, we record and report an asset separately from the associated liability. At December 31, 2010 and 2009, no environmental related assets or liabilities are reflected on our consolidated balance sheets as no amounts are probable or estimable.

Other Contingencies

We recognize liabilities for other contingencies when we have an exposure, that, when analyzed, indicates it is both probable that an asset has been impaired or a liability incurred, and the amount of impairment or loss can be reasonably estimated. Funds spent to remedy these contingencies are charged against the accrued liability, if one exists, or expensed, if no liability was previously established. When a range of probable loss can be estimated, we accrue the most likely amount within the range of probable losses.

Self-Insurance Programs

We maintain self-insured retentions and deductibles for some of our insurance programs and limit our exposure to claims by maintaining stop-loss and/or aggregate liability coverage under which the insurer is the primary obligor to the insured. The estimate of our claims liability is subject to inherent limitations as it relies on our judgment of the likely ultimate costs that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our liability for such claims, we consider a number of factors, including, but not limited to, self-insured retentions, deductibles, claim experience, demographic factors, severity factors, and maximum claims exposure. If actual claims exceed these estimates, additional charges may be required.

Income Taxes

We calculate a provision for, or benefit from, income taxes using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A reduction in the carrying amounts of deferred tax assets by a valuation allowance is required, if, based on the available evidence, it is more likely than not that the assets will not be realized. Accordingly, we periodically assess the need to establish valuation allowances for deferred tax assets based on the more-likely-than-not realization threshold criterion. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies.

We establish reserves for uncertain income tax positions, based on the technical support for the positions, our past audit experience with similar situations, and potential interest and penalties related to the matters. Our recorded reserves represent our best estimate of the amount, if any, that we will ultimately be required to pay to settle such matters. The resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law and the willingness of the income tax authorities to settle, including the timing thereof and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future, which would be recorded within (provision) benefit for income taxes in our consolidated income statements. Interest and penalties related to unrecognized tax benefits are recognized as a component of our income tax provision.

Interest Costs

We capitalize a portion of the interest costs we incur during the construction of long-lived assets, primarily plant and equipment, as an additional cost of the related asset. The amount of interest capitalized is determined by applying our weighted average borrowing rate to the related capital spending during the construction period. We incurred interest costs related to our debt, including imputed interest on capital lease obligations, and interest rate swap contracts of $48.3 million, $72.8 million, and $97.2 million for the years ended December 31, 2010, 2009, and 2008, respectively, of which $5.9 million, $2.0 million, and $2.3 million, respectively, were capitalized related to the construction of property and equipment. Our interest rate swap contracts were settled and terminated during 2009.

Derivative Financial Instruments

All derivative financial instruments are recorded on our consolidated balance sheets as assets or liabilities and measured at fair value, which considers the instrument's term, notional amount, discount rate, credit risk, and other factors. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in other comprehensive income (loss) and subsequently recognized in earnings when the hedged items impact income. Changes in the fair value of derivatives not designated as hedges and the ineffective portion of cash flow hedges are recorded in current earnings. When determining the fair value of our derivative financial instruments, we analyze the instruments from a market participant's perspective to determine a hypothetical exit price to the counterparty. At December 31, 2009, our derivative financial instruments consisted of two interest rate cap contracts with an aggregate notional amount of $175.0 million for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero. At December 31, 2010, we did not have any derivative financial instruments. We initiated a foreign currency hedging program in the first quarter of 2011 as discussed in Note 27, "Subsequent Events."

Fair Value of Financial Instruments

At December 31, 2010, we had no financial assets or liabilities which were required to be measured at fair value. At December 31, 2009, we had two interest rate cap contracts with an aggregate notional amount of $175.0 million for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero.

At December 31, 2010 and 2009, the estimated fair value of our 7.75% Notes was $648.8 million and $607.9 million, which was calculated by reference to open bid/ask quotations of our 7.75% Notes. We had no amounts outstanding under our variable rate revolving credit facility at December 31, 2010 and 2009. At December 31, 2010 and 2009, we have notes receivable outstanding, which bear interest at market rates, and consequently, the recorded amounts approximate fair value. The recorded amounts of all other financial instruments, which consist of cash and cash equivalents, accounts receivable, net, accounts payable, accrued expenses and other liabilities, approximate fair value due to the short duration of the instruments.

Comprehensive Income

Comprehensive income is defined as the change in equity resulting from recognized transactions and other events and circumstances from non-owner sources. Comprehensive income includes net income as currently reported under U.S. GAAP and other comprehensive income (loss). Other comprehensive income (loss) considers the effect of additional economic events that are not required to be recorded in determining net income, but rather are reported as a separate component of stockholders' equity (deficit).

The following table includes information regarding our other comprehensive income (loss):

	Gross Amount	Tax Effect	Net Amount
Year ended December 31, 2010			
Foreign currency translation adjustments	$ (576)	$ —	$ (576)
Additional minimum pension liability	(74)	—	(74)
Other comprehensive loss	$ (650)	$ —	$ (650)
Year ended December 31, 2009			
Foreign currency translation adjustments	$ 232	$ —	$ 232
Additional minimum pension liability	244	—	244
Reclassification of unrealized loss on derivative financial instruments			
Other comprehensive income	$ 37,989	$ (14,226)	$ 23,763
Year ended December 31, 2008			
Foreign currency translation adjustments	$ (216)	$ —	$ (216)
Net unrealized loss on derivative financial instruments	(18,477)	6,973	(11,504)
Additional minimum pension liability	(52)	—	(52)
Other comprehensive loss	$ (18,475)	$ 6,973	$ (11,772)

The following table includes information regarding our accumulated other comprehensive (loss) income:

	December 31,	
	2010	2009
Foreign currency translation adjustments	$ (412)	$ 164
Additional minimum pension liability	118	192
Accumulated other comprehensive (loss) income	$ (294)	$ 356

During the year ended December 31, 2009, we settled and terminated our interest rate swap contracts, which resulted in a loss of $30.9 million. Our accumulated other comprehensive loss at December 31, 2008 included $23.3 million, net of taxes, related to unrealized losses associated with our interest rate swap contracts. As a result of their settlement and termination, we reclassified $23.3 million out of accumulated other comprehensive loss to loss on extinguishment of debt within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009.

Foreign Currency Translation

For our international operations, local currencies have been determined to be the functional currencies. We translate the financial statements of international subsidiaries to their U.S. dollar equivalents at end-of-period currency exchange rates for assets and liabilities and at average currency exchange rates for revenues and expenses. We record these translation adjustments as a component of other comprehensive income (loss) within stockholders' equity (deficit). We recognize transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency as incurred within SG&A in our consolidated income statements. We incurred foreign currency transaction (losses) gains of $(4.7) million, $1.9 million, and $(1.0) million for the years ended December 31, 2010, 2009, and 2008, respectively. As discussed in Note 27, "Subsequent Events," we initiated a foreign currency hedging program in the first quarter of 2011 in order to reduce the impact of the volatility of foreign exchange rates and improve predictability.

Business Segments

We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products result from a common manufacturing process based on a single feedstock.

Earnings per Share

We calculate basic earnings per share based upon the weighted average number of common shares outstanding. We calculate diluted earnings per share based upon the weighted average number of common shares outstanding plus the dilutive effect of common share equivalents calculated using the treasury stock method.

Recent Accounting Pronouncements

In April 2010, the Financial Accounting Standards Board (FASB) issued new accounting guidance which clarifies questions surrounding the accounting implications of the different signing dates of the Health Care and Education Reconciliation Act (signed March 30, 2010) and the Patient Protection and Affordable Care Act (signed March 23, 2010). The new guidance states that the FASB and the Office of the Chief Accountant at the SEC would not be opposed to viewing the two Acts together for accounting purposes. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued new accounting guidance regarding disclosures related to subsequent events. An entity that is a U.S. Securities and Exchange Commission (SEC) filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between the Accounting Standards Codification (ASC) and the SEC's requirement. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued guidance that requires new disclosures for fair value measurements and provides clarity for existing disclosures. This update requires new disclosures for (1) transfers in and out of levels 1 and 2, and (2) activity in level 3, by requiring the reconciliation to present separate information about purchases, sales, issuance, and settlements. Also, this update clarifies the disclosures related to the fair value of each class of assets and liabilities and the input and valuation techniques for both recurring and nonrecurring fair value measurements in levels 2 and 3. The effective date for the disclosures and clarifications is for the interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements, which is effective for fiscal years beginning after December 15, 2010. This update is not expected to have a material impact on our consolidated financial statements or related disclosures.

In October 2009, the FASB issued new accounting guidance regarding multiple-deliverable revenue arrangements. The new guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. The guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. A company may elect, but will not be required, to adopt the guidance retrospectively for all prior periods. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements or related disclosures.

In August 2009, the FASB released new accounting guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance; however, earlier application is permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements or related disclosures.

On January 30, 2009, the SEC released the final rules requiring all registered companies to use eXtensible Business Reporting Language (XBRL) when submitting financial statements to the SEC. The new rules initially will require interactive data reporting only by domestic and foreign large accelerated filers that prepare their financial statements in accordance with U.S. GAAP and have a worldwide public common equity float above $5.0 billion for their first quarterly period ending after June 15, 2009 and all reporting periods thereafter. We will be required to file using XBRL beginning with our quarterly reporting period ending March 31, 2011.

3. Definitive Merger Agreement with Grifols S.A. and Grifols, Inc. (Grifols)

We entered into a definitive merger agreement with Grifols on June 6, 2010, as amended by Amendment 1 on November 4, 2010. Under the terms of the agreement, Grifols will acquire, through merger transactions, all of the common stock of Talecris for a combination of $19.00 in cash and 0.6485 (or 0.641 for Talecris directors and Talecris Holdings, LLC) of a newly-issued non-voting Grifols' (Class B) ordinary share for each outstanding Talecris share (the merger consideration). Under the terms of the agreement, completion of the transaction is subject to obtaining certain regulatory approvals, shareholder approvals, as well as other customary conditions. The 0.641 exchange ratio and the additional exchange ratio of 0.0075 (which together comprise the 0.6485 exchange ratio) are generally fixed but the 0.641 exchange ratio will be adjusted if the 0.641 exchange ratio would result in Grifols issuing in excess of 86.5 million Grifols non-voting shares and the additional 0.0075 exchange ratio will be adjusted if such additional exchange ratio would result in Grifols issuing in excess of 0.5 million Grifols non-voting shares. The Grifols non-voting shares will be listed on NASDAQ in the form of American Depositary Shares and the Madrid, Barcelona, Bilbao and Valencia stock exchanges and quoted on the Automated Quotation System of the Spanish Stock Exchanges. Grifols non-voting shares will carry the same economic rights as Grifols ordinary shares. Additionally, Talecris share-based compensation, whether vested or unvested, generally will be converted into the right to receive or acquire the merger consideration, or, in the case of employee stock options, the right to acquire the merger consideration, as described in the merger agreement in lieu of Talecris common stock. The merger agreement provides that if the merger agreement is terminated under specified circumstances Grifols will be required to pay Talecris a termination fee of either $100 million or $375 million, depending on the specified circumstances. If the merger agreement is terminated under other specified circumstances, Talecris will be required to pay Grifols a termination fee of $100 million. Generally, except as noted above, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. We have incurred and will continue to incur significant costs related to investment banking, legal, and accounting activities, as well as retention expenses, related to this merger transaction. The leading shareholders of Grifols have entered into an agreement with us, subject to conditions, to vote their Grifols shares in favor of the transaction and, separately, Talecris Holdings, LLC, an affiliate of Cerberus Capital Management, L.P., which owns approximately 49% of the outstanding Talecris common stock, has entered into an agreement with Grifols, subject to conditions, to vote its Talecris shares in favor of the transaction.

Under the terms of the definitive merger agreement with Grifols, we are permitted to offer retention amounts up to a total of $15.0 million to employees. As of December 31, 2010, we have offered retention amounts totaling approximately $10.2 million to employees, of which $2.9 million was paid during 2010 and the remaining amounts are expected to be paid in 2011, subject to the terms of the retention agreements. We incurred retention expenses, including fringe benefits, of $6.9 million during the year ended December 31, 2010. The remaining retention amounts will likely be recognized ratably through the second quarter of 2011.

We have entered into agreements with investment bankers related to our definitive merger agreement with Grifols. We incurred fees totaling $2.5 million under these agreements during 2010. During the year ended December 31, 2010, we also incurred legal, accounting, and other fees of $18.3 million associated with the merger. We are obligated to pay additional fees totaling $21.3 million upon successful closing of the merger transaction.

4. Initial Public Offering and Use of Proceeds

On October 6, 2009, we completed our IPO of 56,000,000 shares of our common stock, par value $0.01 per share, at an offering price of $19.00 per share. Our IPO included 28,947,368 shares newly issued and sold by us and 27,052,632 shares sold by the selling stockholder, Talecris Holdings, LLC, including 6,000,000 shares sold by the selling stockholder pursuant to the underwriters' option to purchase additional shares. After deducting the payment of underwriters' discounts and commissions, the net primary proceeds to us from the sale of shares in our IPO were approximately $519.7 million, which we used to repay $389.8 million and $129.9 million of principal under our First and Second Lien Term Loans, respectively. We did not receive any proceeds from the sale of shares by the selling stockholder. In addition to the $30.3 million of underwriters' discounts and commissions deducted from the offering proceeds, we incurred other offering costs of $3.9 million, of which $1.3 million is included in SG&A in our consolidated income statement for the year ended December 31, 2009 and $2.6 million is included as a reduction of additional paid-in capital on our December 31, 2009 consolidated balance sheet. At December 31, 2009, approximately $0.2 million of accrued offering expenses were payable to underwriters.

5. Definitive Merger Agreement with CSL Limited (CSL)

On August 12, 2008, we entered into a definitive merger agreement with CSL, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. The closing of the transaction was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the merger parties agreed to terminate the definitive merger agreement. CSL paid us a merger termination fee of $75.0 million, which is included as other non-operating income in our consolidated income statement for the year ended December 31, 2009. The U.S. Federal Trade Commission's complaints were subsequently dismissed.

In consideration of the definitive merger agreement with CSL, our board of directors approved a retention program in August 2008 for an amount up to $20.0 million. We recorded retention expense of $8.2 million and $5.1 million, excluding fringe benefit, during the years ended December 31, 2009 and 2008, respectively. We classified the cost of this retention program consistent with each recipient's salary. We made payments of approximately $13.3 million under this retention program during 2009. No further payments are due.

6. Business Acquisitions

In November 2006, we entered into an Asset Purchase Agreement (APA) with International BioResources, L.L.C. and affiliated entities (IBR) pursuant to which we acquired certain assets and assumed certain liabilities from IBR. The APA was subsequently amended in June 2007 to provide for the acceleration of all milestones and other amounts owed to IBR under the contingent consideration provision of the APA, and as a result, we issued 2,146,232 shares of our common stock to IBR in June 2007. IBR had the right to put the shares of our common stock back to us for cash ($15.61 per common share) under certain circumstances prior to June 30, 2008. IBR was entitled to interest at a rate of 8% per annum from the issuance date of the shares through December 31, 2007. In January 2008, IBR exercised their put right, as amended, for 1,185,232 common shares, which we repurchased in February 2008. In March 2008, IBR exercised their put right, as amended, for the remaining 961,000 common shares, which we repurchased in April 2008. The repurchased shares were retired and the embedded put feature was cancelled.

The following table summarizes our purchase accounting for plasma collection centers acquired from IBR under the June 2007 Agreement. The plasma collection centers were acquired to support our plasma supply vertical integration strategy. The plasma collection centers' results of operations have been included in our consolidated financial statements from their respective date of acquisition.

	Years Ended December 31,	
	2009	2008
Payments at closing	$ 5,181	$ 2,147
Notes receivable and other advances	44,540	10,430
Performance incentive payments	837	843
Allocable portion of accelerated contingent consideration	6,020	2,580
Transaction costs	—	56
Total purchase price	$ 56,578	$ 16,056
Cash and cash equivalents	$ 62	$ 21
Inventory	5,416	1,778
Other current assets	183	—
Property, plant, and equipment	10,181	1,814
Intangible assets- regulatory licenses	3,860	840
Goodwill	37,060	11,643
Total assets acquired	56,762	16,096
Current liabilities assumed	(184)	(40)
Total purchase price	$ 56,578	$ 16,056
Number of plasma collection centers acquired	12	3

The purchase price for the plasma collection centers acquired from IBR during 2009 and 2008 consisted of various loans and advances made to IBR and performance incentive payments for achieving certain milestones related to the timing of plasma collection center openings. The purchase price also includes the allocable portion of accelerated contingent consideration due to IBR as discussed above. We have no further financing commitments to IBR under the terms of our June 2007 Agreement.

7. Goodwill and Intangible Assets

There were no changes to the carrying amount of goodwill for the year ended December 31, 2010. Changes to the carrying amount of goodwill for the year ended December 31, 2009 were as follows:

Balance at December 31, 2008	$ 135,800
Acquisitions of plasma collection centers from IBR	37,060
Balance at December 31, 2009	$ 172,860

Additional information regarding our business acquisitions is included in Note 6, "Business Acquisitions."

We assess goodwill for impairment annually as of December 31, or more frequently if events and circumstances indicate that impairment may have occurred. The impairment test requires us to allocate goodwill to our reporting units and estimate the fair value of the reporting units that contain goodwill. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we would record an impairment loss determined by the excess of the carrying amount of the reporting unit's goodwill over its implied fair value.

We have assessed goodwill at the reporting unit level. We allocated our Company's enterprise value to our reporting units based upon their relative contributions to one of our principal operating performance measures, adjusted EBITDA. We determined that the allocated fair value of the reporting unit exceeded its carrying value, and as a result, no adjustment to our recorded goodwill was required at December 31, 2010. Additional information regarding the use of non-GAAP financial measures is included in Note 12, "Long-Term Debt and Capital Lease Obligations."

At December 31, 2010 and 2009, we had $10.9 million of intangible assets recorded on our consolidated balance sheet, all of which were indefinite-lived regulatory licenses associated with our plasma collection centers. We performed our annual impairment testing of indefinite-lived intangible assets as of December 31, 2010, which resulted in no impairment of the recorded amounts.

8. Collaborative and Other Agreements

Supply and Service Agreement

We have a Supply and Service Agreement, as amended, through 2012 to provide albumin to an unaffiliated third party, which is used in conjunction with a proprietary product manufactured by them. We earn a commission on sales of the third party's product at a fixed rate which depends on the territory where the product is sold, as defined in the agreement. We also provide regulatory support as required. We earned commissions of $6.6 million, $5.5 million, and $8.6 million under this agreement for the years ended December 31, 2010, 2009, and 2008, respectively, which have been recorded in other net revenue in our consolidated income statements.

Settlement Agreement

We were co-plaintiff along with Bayer Healthcare (Bayer) in patent litigation in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare (collectively, Baxter) in which, we, as exclusive licensee of Bayer's U.S. Patent No. 6,686,191 (the '191 patent), alleged that Baxter by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, had infringed the '191 patent. Pursuant to a Settlement Agreement with Baxter, Baxter will pay us an amount comprising 1.2% of Baxter's net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin through August 2011. Thereafter, until expiration of the '191 patent, Baxter will continue to owe the same amount in royalties if Baxter continues to use the licensed technologies under a separate Sublicense Agreement. During the years ended December 31, 2010, 2009, and 2008, we recorded $10.0 million, $10.6 million, and $8.7 million, respectively, of fees from Baxter within other net revenue in our consolidated income statements.

Licensed Technology

We licensed certain technology related to the formulation of one of our products to an unaffiliated third party. As consideration for the technology transfer, we received an upfront licensing fee of $4.0 million during 2007, of which 33% is refundable under certain conditions. We recognized $2.6 million of the licensing fee during 2008 as a result of the completion of a portion of our performance obligations, which we recorded within other net revenue in our consolidated income statement. The remaining portion has been deferred on our consolidated balance sheets at December 31, 2010 and 2009. We will recognize the remaining portion of the deferred licensing fee once our remaining performance obligations have been completed. Under the terms of this agreement, we will also receive royalty payments from this third party, which escalates with volume. During the years ended December 31, 2010, 2009 and 2008, we recorded $2.0 million, $1.6 million and $1.1 million of royalties under this agreement within other net revenue in our consolidated income statements.

9. Inventories and Cost of Goods Sold

Inventories consisted of the following:

	December 31,	
	2010	2009
Raw material	$ 184,664	$ 171,866
Work-in-process	346,086	312,178
Finished goods	163,749	160,010
Total inventories	$ 694,499	$ 644,054

Our raw material inventories include unlicensed plasma and related testing costs of $2.6 million and $7.6 million at December 31, 2010 and 2009, respectively, which we believe are realizable.

Unabsorbed Talecris Plasma Resources, Inc. (TPR) Infrastructure and Start-Up Costs

Our cost of goods sold includes $6.6 million, $44.0 million, and $98.5 million for the years ended December 31, 2010, 2009, and 2008, respectively, related to unabsorbed TPR infrastructure and start-up costs associated with the development of our plasma collection center platform. The reduction in unabsorbed TPR infrastructure and start-up costs resulted primarily from the maturation of our plasma collection center platform.

Plasma Center current Good Manufacturing Practices (cGMP) Issue

During the first and second quarters of 2008, we incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from our standard operating procedures and cGMP at one of our plasma collection centers. Our preliminary investigations concluded that the deviations from our standard operating procedures and cGMP resulted in impairments to the related raw material and work-in-process inventories as we concluded there was no probable future economic benefit related to the impacted inventories. Subsequently, due to further investigations and new facts and circumstances, we determined that certain impacted inventories were saleable. We record recoveries directly to cost of goods sold after the impacted material is converted into final products and sold to third parties. During the years ended December 31, 2009 and 2008, we recorded recoveries of $1.9 million and $17.5 million, respectively. For the year ended December 31, 2008, recoveries totaled $17.5 million, resulting in a net provision of $5.8 million for 2008. During the year ended December 31, 2010, recoveries were not significant.

Customer Settlement

We settled a dispute with a customer in September 2007 regarding intermediate material manufactured by us, which is used by this customer in their manufacturing process. We recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material, which we recovered in its entirety during 2008 as the related material was determined to be saleable, converted into final product, and sold to other customers. During 2008, we recorded an additional inventory provision of $2.6 million related to this dispute for products held in Europe, for which we recovered $0.8 million and $1.8 million during 2009 and 2008, respectively, as the impacted material was determined to be saleable, converted into final product, and sold to other customers.

10. Property, Plant, and Equipment, net

Property, plant, and equipment, net, consisted of the following:

	December 31,	
	2010	2009
Land	$ 4,136	$ 4,136
Buildings and improvements	88,652	68,417
Machinery and equipment	143,813	102,887
Furniture and fixtures	7,377	5,492
Computer hardware and software	64,729	54,761
Capital leases of buildings	8,704	8,374
	317,411	244,067
Less: accumulated depreciation and amortization	(95,319)	(62,463)
	222,092	181,604
Construction in progress	160,701	85,595
Total property, plant, and equipment, net	$ 382,793	$ 267,199

Depreciation expense was $36.0 million, $28.8 million, and $20.1 million for the years ended December 31, 2010, 2009, and 2008, respectively.

During 2009 and 2008, we recorded impairment charges of $3.1 million and $3.6 million, respectively, primarily within cost of goods sold in our consolidated income statements related primarily to capital lease assets and leasehold improvements at certain of our plasma collection centers which were closed or were under development and we no longer plan to open. No material impairment charges related to property, plant, and equipment were recorded during 2010.

11. Investment in Affiliate

We have a 30% interest in the Class 1 common stock of Centric Health Resources, Inc. (Centric). Our investment in Centric is accounted for using the equity method of accounting based on our assessment that our interest allows us to exercise significant influence, but not control. Under the equity method, our investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of Centric as they occur. Our recognition of losses is limited to the extent of our investment in, advances to, and commitments for the investment.

Centric provides services in the management of our Prolastin and Gamunex Direct programs. In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion, and customer relationship services for us primarily related to our U.S. sales of Prolastin/Prolastin-C A1PI. Centric maintains inventory on our behalf which they utilize to fill customer orders. Centric also provides services to us in collecting accounts receivable for sales made under the Prolastin and Gamunex Direct programs. We provide Centric a fee for each unit of product provided to patients which escalates with volume. The total fees for such services for the years ended December 31, 2010, 2009, and 2008 were $22.9 million, $20.3 million, and $17.5 million, respectively. The majority of these fees are recorded within cost of goods sold in our consolidated income statements. The value of the finished goods inventories that Centric held on our behalf was $8.0 million and $7.1 million at December 31, 2010 and 2009, respectively.

12. Long-Term Debt and Capital Lease Obligations

We were obligated under the following debt instruments:

	December 31,	
	2010	2009
7.75% Notes	$ 600,000	$ 600,000
Discount on 7.75% Notes	(3,379)	(3,954)
Revolving credit facility	—	—
Capital lease obligations	9,540	9,961
Total debt and capital lease obligations	606,161	606,007
Less: current maturities	(860)	(740)
Long-term debt and capital lease obligations, net of current maturities	$ 605,301	$ 605,267

7.75% Unsecured Senior Notes, due November 15, 2016

On October 21, 2009, we completed the issuance of $600.0 million, 7.75% Senior Notes, due November 15, 2016, at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The 7.75% Notes yield 7.875% to maturity and pay interest semi-annually on May 15 and November 15 to holders of record on the immediately preceding May 1 and November 1, respectively. The 7.75% Notes are guaranteed on a senior unsecured basis by our existing and future domestic subsidiaries. Except as described below, we will not be entitled to redeem the 7.75% Notes at our option prior to November 12, 2012.

We may redeem some or all of the 7.75% Notes, at our option, at any time on or after November 12, 2012, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the 7.75% Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Fiscal Year	Percentage
2012	103.875%
2013	102.583%
2014	101.292%
2015 and thereafter	100.000%

In addition, at any time during each twelve-month period ending on November 15, 2010, 2011, and 2012, we may redeem up to 10% of the originally issued principal amount of the 7.75% Notes at a redemption price of 103% of the principal amount of the 7.75% Notes redeemed plus accrued and unpaid interest and additional interest, if any, to the redemption date, subject to the rights of the holders of the 7.75% Notes on the relevant record date to receive interest due on the relevant interest payment date. No principal amounts were redeemed during 2010.

At any time, or from time to time, on or prior to November 15, 2012, we may, at our option, redeem up to 35% of the aggregate principal amount of the 7.75% Notes issued under the indenture with the net cash proceeds to us of certain equity offerings at a redemption price equal to 107.75% of the principal amount of the 7.75% Notes plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date, provided that at least 65% of the aggregate principal amount of the 7.75% Notes originally issued remains outstanding immediately after such redemption and the redemption occurs within 90 days of the date of the closing of such equity offering.

Under the Make-Whole redemption feature, we may redeem 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the U.S. Treasury rate as of such redemption date plus 0.50%), plus accrued and unpaid interest and additional interest, if any, prior to November 15, 2012, with respect to some or all of the 7.75% Notes, subject to the rights of the holders on the relevant record date to receive interest due on the relevant interest payment date.

We are not required to make mandatory redemption or sinking fund payments with respect to the 7.75% Notes.

Upon a change of control, the 7.75% Notes are puttable at 101% of principal plus accrued and unpaid interest and additional interest, if any.

We may incur additional indebtedness and our subsidiary guarantors may also incur additional indebtedness if our Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

The indenture contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, our ability and our restricted subsidiaries' ability to: (i) sell assets; (ii) pay distributions on, redeem or repurchase its capital stock or redeem or repurchase its subordinated debt; (iii) make certain investments; (iv) incur or guarantee additional indebtedness or issue preferred stock; (v) create or incur certain liens; (vi) enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us; (vii) engage in certain sale and leaseback transactions; (viii) engage in certain transactions with affiliates; (ix) transfer or dispose of the capital stock of the restricted subsidiary to persons other than us or our restricted subsidiaries; and (x) create unrestricted subsidiaries. The indenture also contains certain customary events of default.

On July 19, 2010, we exchanged all of our then outstanding 7.75% Notes for similar 7.75% Notes that were registered under the Securities Act. This exchange did not impact our capitalization.

Revolving Credit Facility

We have a $325.0 million asset-based credit agreement administered by Wachovia Bank, N.A., an affiliate of Wells Fargo Securities, which was amended on October 15, 2009 as described below. We use our available cash balances to repay amounts outstanding under our revolving credit facility. We deposit any excess amounts into an overnight investment account. Outstanding principal under this facility is due and payable on the maturity date of December 6, 2011. As such, any future outstanding balances will likely be recorded as current liabilities. At December 31, 2010, $2.4 million was being utilized for letters of credit and $322.6 million was unused and available. The letters of credit were used as security for utilities, insurance, and third party warehousing.

Borrowings under this facility bear interest at a rate based upon either the ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the revolving credit facility at the ABR plus 0.25-0.75% or LIBOR plus 1.50-2.00%. For the years ended December 31, 2010, 2009, and 2008, the weighted average interest rates of our revolving credit facility were 3.50%, 2.79%, and 4.79%, respectively. No amounts were outstanding under the revolving credit facility at December 31, 2010 and 2009.

The revolving credit facility is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our personal property, including real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

The revolving credit facility contains default provisions, and, pursuant to the October 15, 2009 amendment described below, imposes restrictions on annual capital expenditures if our leverage ratio is 2.00 to 1.00 or less, and contains a financial covenant which requires us to maintain a fixed charge coverage ratio of at least 1.10 to 1.00 if our borrowing availability based on eligible collateral is less than $48.75 million. The revolving credit facility defines certain terms in calculating covenant ratios, including adjusted EBITDA and Indebtedness.

The borrowing base under our revolving credit facility is based on our accounts receivable and inventory, and is calculated as (i) 85% of our eligible accounts receivable plus (ii) the lesser of (a) 65% of our eligible inventory (valued on a first-in-first-out basis), (b) 85% of the net orderly liquidation value of our eligible inventory as determined by a recent appraisal, and (c) $300 million. Only up to $100 million may be advanced to us based on the value of our work-in-process inventory (with "filled-not-packed" and "packed-not-released" inventory being considered finished goods inventory). From time to time, the collateral agent under the revolving credit facility may modify our eligibility standards, establish or adjust reserves, or reduce one or more of the other elements used in computing the borrowing base.

On October 15, 2009, we entered into an amendment to the revolving credit facility dated as of October 12, 2009. The revolving credit facility, as amended, permitted the 7.75% Notes, described above, to be issued as long as the First and Second Lien Term Loan Credit Agreements were terminated in connection with the offering of the 7.75% Notes. The amendment also (i) increases the covenant baskets for permitted acquisitions to $250 million, (ii) permits the payment of cash dividends commencing with the first fiscal quarter of 2010 if certain conditions are met as described below, and (iii) increases our capital expenditure baskets so that we will be permitted to make capital expenditures of up to $225 million in each of 2010 and 2011. Moreover, pursuant to the amendments, we are not subject to any limitation on our capital expenditures in any fiscal year if our leverage ratio, as defined, as of the end of the fiscal year most recently ended was less than or equal to 2.00 to 1.00. Minimum availability tests under the revolving credit facility were also increased from $32.5 million to $48.75 million in connection with the amendment.

Our revolving credit facility, as amended, permits the payment of cash dividends to holders of our common stock commencing with the first fiscal quarter of 2010, so long as (i) the leverage ratio determined as of the end of the immediately preceding fiscal quarter for the then most recently completed four fiscal quarters, is equal to or less than 2.00 to 1.00 and (ii) the minimum pro forma availability as of the date of such dividend (after giving effect to such cash dividend, the funding of all revolving loans, and the issuance of all letters of credit to be funded or issued as of such date) is not less than $48.75 million; provided that, the aggregate amount of restricted payments shall not exceed 50% of Net Income during the period from October 1, 2009 to the end of the most recently ended fiscal quarter as of the date of the restricted payment.

First and Second Lien Term Loans

Our First and Second Lien Term Loans were repaid in full and terminated as a result of the application of the net proceeds to us from our October 6, 2009 IPO and the issuance of our 7.75% Notes on October 21, 2009. The weighted average annualized interest rates on the First Lien Term Loan were 4.66% and 6.60% for the years ended December 31, 2009 and 2008, respectively, and the weighted average annualized interest rates on the Second Lien Term Loan were 7.68% and 9.63% for the years ended December 31, 2009 and 2008, respectively.

Financial Impact of IPO and Refinancing Transactions

The following table summarizes the changes to our indebtedness during 2009, including the impact from the application of the net proceeds to us of $519.7 million from our IPO discussed in Note 4, "Initial Public Offering and Use of Proceeds," and the net proceeds to us of $583.9 million from the refinancing transactions discussed below:

	December 31, 2008	2009 Net Repayments	October 6, 2009 IPO	October 21, 2009 Refinancing	Amortization	December 31, 2009
Revolving Credit Facility	$ 179,941	$ (124,348)	$ —	$ (55,593)	$ —	$ —
First Lien Term Loan	686,000	(5,250)	(389,812)	(290,938)	—	—
Second Lien Term Loan	330,000	—	(129,937)	(200,063)	—	—
7.75% Notes	—	—	—	600,000	—	600,000
Discount on 7.75% Notes	—	—	—	(4,074)	120	(3,954)
Total indebtedness	$1,195,941	$ (129,598)	$ (519,749)	$ 49,332	$ 120	$ 596,046

In addition to the debt principal repayments in the preceding table, we used $28.7 million of the net proceeds to us from the issuance of the 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million and $8.6 million to pay accrued interest associated with our then outstanding First and Second Lien Term Loans. In addition to the $4.1 million of discounts on the 7.75% Notes disclosed in the table above, approximately $12.0 million of commissions were deducted from the gross issuance proceeds. Subsequently, we paid $6.1 million to settle and terminate our remaining interest rate swap contract with a notional amount of $50.0 million.

As a result of the IPO and refinancing transactions, we recognized a charge during the fourth quarter of 2009 of $12.1 million to write-off previously deferred debt issuance costs related to our First and Second Lien Term Loans and $30.9 million related to costs associated with the settlement and termination of our interest rate swap contracts. These charges, which totaled $43.0 million, were recorded within other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009. We capitalized $14.9 million of debt issuance costs associated with the issuance of the 7.75% Notes and the revolving credit facility amendment. We incurred other costs related to our IPO of $3.9 million, of which $1.3 million is included within SG&A in our consolidated income statement for the year ended December 31, 2009 and $2.6 million is included as a reduction of additional paid-in capital on our December 31, 2009 consolidated balance sheet. The following table summarizes changes in deferred debt issuance costs during the year ended December 31, 2009:

	December 31, 2008	Charges	Newly Capitalized Debt Issuance Costs	Amortization	December 31, 2009
Revolving Credit Facility	$ 3,014	$ —	$ 1,545	$ (1,041)	$ 3,518
First Lien Term Loan	9,629	(8,054)	—	(1,575)	—
Second Lien Term Loan	4,744	(4,087)	—	(657)	—
7.75% Notes	—	—	13,334	(392)	12,942
Total deferred debt issuance costs	$ 17,387	$ (12,141)	$ 14,879	$ (3,665)	$ 16,460

Deferred debt issuance costs are recorded within other long-term assets on our consolidated balance sheets and are amortized to interest expense, net, in our consolidated income statements on a straight-line basis, which approximates the effective yield amortization method, over the term of the related credit facility.

Interest Rate Swaps and Caps

During 2009, we used $28.7 million of the net proceeds to us from the issuance of our 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million. Subsequently, we paid $6.1 million to settle and terminate our remaining interest rate swap contract with a notional amount of $50.0 million. As a result of the settlement and termination of these interest rate swap contracts, we recognized a charge of $30.9 million (approximately $18.9 million after tax) during the year ended December 31, 2009 within total other non-operating expense, net, in our consolidated income statement. At December 31, 2008, approximately $23.3 million, net of taxes, was recorded in accumulated other comprehensive loss, related to our interest rate swap contracts. As a result of their settlement and termination, we reclassified $23.3 million out of accumulated other comprehensive loss to loss on extinguishment of debt within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009.

At December 31, 2009, we had two interest rate cap contracts with a notional principal amount of $175.0 million outstanding for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero. The interest rate caps matured in February of 2010.

Additional Information Regarding Our Financial Covenants

The lenders under our revolving credit facility use adjusted EBITDA as the basis of calculation of our compliance with our Leverage Ratio (Total Debt divided by the last twelve months' adjusted EBITDA) and Interest Coverage Ratio (last twelve months' adjusted EBITDA divided by Cash Interest Expense). Both the Leverage Ratio and the Interest Coverage Ratio are measures our lenders use to monitor our performance and ability to generate positive cash flows.

Adjusted EBITDA is defined in our revolving credit facility as net income plus interest expense, depreciation and amortization, income taxes, and other adjustments. Other adjustments include, but are not limited to, the following to the extent that they are included in net income:

- Write offs, write-downs, asset revaluations and other non-cash charges, losses, and expenses, including non-cash equity compensation expense;
- Impairments of intangibles and goodwill;
- Extraordinary gains and losses;
- Fees paid pursuant to our Management Agreement, as amended, with Talecris Holdings, LLC, which was terminated in connection with our IPO;
- Fees and expenses incurred in connection with transactions and permitted acquisitions and investments;
- Extraordinary, unusual, or non-recurring charges and expenses including transition, restructuring, and "carve-out" expenses;
- Legal, accounting, consulting, and other expenses relating to potential or actual issuances of equity interests, including an initial public offering of common stock;
- Costs associated with our Special Recognition Bonuses; and
- Other items.

In addition to our lenders, adjusted EBITDA is used by our management and the compensation committee of our Board of Directors.

Our management uses adjusted EBITDA as one of our primary financial performance measures in the day-to-day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage our plants' production plans, and assess appropriate levels of sales and marketing initiatives. Our management uses adjusted EBITDA in its decision making because this supplemental operating performance measure facilitates internal comparisons to historical operating results and external comparisons to competitors' historical operating results by eliminating various income and expense items which are either not part of operating income or may vary significantly when comparing our results among the periods presented to our competitors or other companies.

The compensation committee of our Board of Directors uses adjusted EBITDA as a financial performance objective because it is one of our primary financial performance measures used in the day-to-day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage our plants' production plans, and assess appropriate levels of sales and marketing initiatives. In order to motivate top performance by our executives, we establish a target level for each of the various performance criteria that is high enough that there is no certainty it is achievable. The target level for any performance criterion changes from year to year. These target performance levels reflect challenges with respect to various factors such as sales volume and pricing, cost control, working capital management, plasma platform objectives, R&D objectives and sales and marketing objectives, among others. Our compensation committee has discretion to adjust the actual results related to the performance targets positively or negatively for items which, in the opinion of the compensation committee, were not reasonably within management's control. The compensation committee also evaluates the manner in which actual results were achieved to determine if unusual actions or risks were taken that would impact or manipulate the results.

13. Income Taxes

Components of our provision for income taxes are as follows:

	Years Ended December 31,		
	2010	2009	2008
Current provision:			
Federal	$ 58,907	$ 68,960	$ 28,639
State and local	5,418	3,421	4,590
Foreign	1,793	1,348	1,776
Total current provision	66,118	73,729	35,005
Deferred provision:			
Federal	12,366	69	7
State and local	(105)	1,210	1,582
Total deferred provision	12,261	1,279	1,589
Provision for income taxes	$ 78,379	$ 75,008	$ 36,594

A reconciliation of expected income tax expense at the U.S. Federal rate of 35% to actual income tax expense is as follows:

	Years Ended December 31,		
	2010	2009	2008
Amount computed at statutory rate	$ 85,556	$ 80,114	$ 35,837
State income taxes (net of Federal benefit)	7,040	4,291	4,059
Research and development credits	(11,426)	(7,732)	(4,052)
State tax credits (net of Federal benefit)	(1,607)	(871)	(600)
Federal benefit of tax deductions for qualified production activities	(6,080)	(2,764)	(2,037)
Capitalized transaction costs	6,800	(2,352)	584
Nondeductible meals and entertainment expenses	671	504	425
Other	(2,575)	3,818	2,378
Provision for income taxes	$ 78,379	$ 75,008	$ 36,594

We calculate a provision for, or benefit from, income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The major components of our deferred tax assets and liabilities are as follows:

	December 31,	
	2010	2009
Current:		
Deferred income tax assets:		
Allowances on accounts receivable	$ 8,074	$ 11,020
Inventories	32,026	23,928
Revenue recognition	1,455	7,857
Stock-based compensation	23,855	30,952
Deferred bonuses	4,200	4,617
Accrued expenses	21,994	4,568
State tax credit carry-forward	3,335	3,195
Other	2,341	3,543
Total deferred income tax assets	97,280	89,680
Deferred income tax liabilities:		
Other liabilities	(687)	(1,028)
Total deferred income tax liabilities	(687)	(1,028)
Net current deferred income tax assets	$ 96,593	$ 88,652
Non-current:		
Deferred income tax assets:		
Property, plant, and equipment	$ —	$ 14,170
Other	459	252
Total deferred income tax assets	459	14,422
Deferred income tax liabilities:		
Property, plant, and equipment	(1,292)	—
Intangibles	(13,599)	(8,574)
Total deferred income tax liabilities	(14,891)	(8,574)
Net non-current deferred income tax (liabilities) assets	$ (14,432)	$ 5,848
Net deferred income tax assets	$ 82,161	$ 94,500

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies.

We have not provided for U.S. Federal income and foreign withholding taxes on our non-U.S. subsidiaries' cumulative undistributed earnings of approximately $13.2 million as of December 31, 2010 as such earnings are intended to be reinvested outside of the U.S. indefinitely. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

At December 31, 2010 we had state tax credit carryforwards of $5.1 million that will start expiring in 2015. Our ability to offset future taxable income with tax credit carryforwards may be limited in certain circumstances, including changes in ownership.

The following table summarizes activity related to our gross unrecognized tax positions:

Unrecognized tax benefits at December 31, 2007	$ 6,885
Additions for tax positions taken in the current year	3,626
Reductions for tax positions taken in a prior year	(521)
Unrecognized tax benefits at December 31, 2008	9,990
Additions for tax positions taken during a prior year	3,899
Reductions for tax positions taken in a prior year	(1,642)
Unrecognized tax benefits at December 31, 2009	12,247
Additions for tax positions taken in the current year	2,485
Reductions for tax positions taken in a prior year	(5,908)
Unrecognized tax benefits at December 31, 2010	$ 8,824

As of December 31, 2010, our total gross unrecognized tax benefits were approximately $8.8 million, of which approximately $5.8 million would reduce our effective income tax rate if recognized. Interest and penalties related to unrecognized tax benefits are included in income tax expense. No material interest or penalties were incurred during the years presented.

The IRS exam of the 2005, 2006, and 2007 tax years is effectively settled as the Joint Committee on Taxation has completed its review of our position and has agreed not to take exception to the refund approved by the Internal Revenue Service in its report dated June 2009. The favorable resolution of this matter resulted in a release of $4.7 million gross unrecognized tax benefits.

We have analyzed our filing positions for all open years in all significant Federal, state, and foreign jurisdictions where we are required to file income tax returns. The periods subject to examination by the major tax jurisdictions where we conduct business are tax periods 2005 through 2010.

14. Commitments and Contingencies

Leases

We lease office buildings, plasma collection centers, refrigerated storage, furniture, machinery, computer equipment, and miscellaneous equipment under leasing agreements. The majority of our leases are operating leases. In addition to rent, certain of our leases require us to pay directly for taxes, insurance, maintenance, and other operating expenses. Future minimum lease payments required under our capital leases and non-cancellable operating leases as of December 31, 2010 are as follows:

	Capital	Non-cancellable Operating Leases
2011	$ 1,814	$ 17,427
2012	1,836	14,614
2013	1,862	10,246
2014	1,830	8,921
2015	1,729	7,016
Thereafter	4,845	27,198
Total future minimum lease payments	13,916	$ 85,422
Less: amounts representing interest	(4,376)	
Present value of net minimum lease payments	9,540	
Less: current portion of capital lease obligations	(860)	
Total	$ 8,680	

In the preceding table, the future minimum annual rentals payable under non-cancellable leases denominated in foreign currencies have been calculated based upon the December 31, 2010 foreign currency exchange rates. Rental cost was approximately $18.2 million, $16.6 million, and $14.8 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Employment Agreements

We have employment agreements and offer letters with certain of our employees which require payments generally ranging from 100% to 150% of the employee's annual compensation if employment is terminated not for cause by us, or by the employee, for good reason, as defined. Certain of these arrangements also include provisions for payments of bonuses under our annual incentive plan and the vesting of equity awards, as well as other customary payments, such as accrued personal days, bonuses, continuing benefits, and outplacement services. In the event of a change of control of the Company, our share-based compensation plans permit accelerated vesting of awards under defined circumstances.

Customer Commitments

We have supply agreements with some of our customers which require us to provide certain minimum quantities of our products for various periods. At December 31, 2010, we currently anticipate being able to fill these supply agreements in the foreseeable future and we do not consider our potential exposure for unfilled customer orders to be material.

Litigation

We are involved in various legal and regulatory proceedings that arise in the ordinary course of business. We record accruals for such contingencies to the extent that we conclude that their occurrence is both probable and estimable. We consider many factors in making these assessments, including the professional judgment of experienced members of management and our legal counsel. We have estimated the likelihood of unfavorable outcomes and the amounts of such potential losses. In our opinion, the ultimate outcome of these proceedings and claims is not anticipated to have a material adverse effect on our consolidated financial position, results of operations, or cash flows. However, the ultimate outcome of litigation is unpredictable and actual results could be materially different from our estimates. We record anticipated recoveries under applicable insurance contracts when we are assured of recovery.

National Genetics Institute/Baxter Healthcare Corporation Litigation

In May 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly-owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina, alleging that we infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. They subsequently withdrew and re-filed the case in November 2008. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI. In November 2008, we filed our answer to their complaint, asserting anti-trust and other counterclaims, and filed a request for re-examination of the patents with the Patent and Trademark Office (PTO), which was subsequently granted. The case was settled effective October 1, 2010, with us paying $3.9 million to NGI, which was accrued in 2009, and us receiving a paid-up license to the technology subject to the disputed patents and the parties dismissing their claims and counterclaims.

Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership

We had a three year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC (PCA) under which we were required to purchase annual minimum quantities of plasma from plasma collection centers approved by us, including the prepayment of 90% for unlicensed plasma. We were also committed to finance the development of up to eight plasma collection centers, which were to be used to source plasma for us. Under the terms of the agreement, we had a conditional obligation to purchase such centers for a sum determined by a formula set forth in the agreement. We provided $3.2 million in financing, including accrued interest, related to the development of such centers, and we advanced payment of $1.0 million for unlicensed plasma. We recorded a provision within SG&A during 2008 related to these loans and advances.

In August 2008, we notified PCA that they were in breach of the Amended and Restated Plasma Sale/Purchase Agreement. We terminated the agreement in September 2008. In November 2008, TPR filed suit in federal court in Raleigh against the G&M Crandall Limited Family Partnership and its individual partners as guarantors of obligations of PCA. We were served in January 2009 in parallel state action by PCA, alleging breach of contract by TPR. The federal case has been stayed. On December 13, 2010, a jury in the state court case rendered a verdict in the amount of $37.0 million in favor of PCA against TPR in a breach of contract claim, which was confirmed by the court in post trial motions. We intend to appeal. The jury verdict, if sustained, will bear simple interest at 8% per statute from the date of breach, which totals approximately $6.7 million at December 31, 2010. We have recorded a $43.7 million charge within other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2010 as a result of the judgment.

Foreign Corrupt Practices Act

We are conducting an internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA) that we became aware of during the conduct of an unrelated review. The FCPA investigation is being conducted by outside counsel under the direction of a special committee of our board of directors. The investigation initially focused on sales to certain Eastern European and Middle Eastern countries, primarily Belarus, Russia, and Iran, but we are also reviewing sales practices in Brazil, Bulgaria, China, Georgia, Libya, Poland, Turkey, Ukraine, and other countries as deemed appropriate.

In July 2009, we voluntarily contacted the U.S. Department of Justice (DOJ) to advise them of the investigation and to offer our cooperation in any investigation that they want to conduct or they want us to conduct. The DOJ has not indicated what action it may take, if any, against us or any individual, or the extent to which it may conduct its own investigation. Even though we self-disclosed this matter to the DOJ, it or other federal agencies may seek to impose sanctions on us that may include, among other things, debarment, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of new control staff, or enhancement of existing compliance and training programs. Other countries in which we do business may initiate their own investigations and impose similar penalties. As a result of this investigation, we suspended shipments to some of these countries while we put additional safeguards in place. In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. These actions unfavorably affected revenue from these countries in 2010 and 2009. We have resumed sales in countries where we believe we have appropriate safeguards in place and are reallocating product to other countries as necessary. To the extent that we conclude, or the DOJ concludes, that we cannot implement adequate safeguards or otherwise need to change our business practices, distributors, or consultants in affected countries or other countries, this may result in a permanent loss of business from those countries. We expect to complete our internal FCPA investigation and present our findings to the DOJ in 2011. The preliminary findings of our investigation indicate that it is probable that there were FCPA violations by persons associated with us that the DOJ or other regulators may assert are attributable to us.

Any sanctions or related loss of business could have a material adverse effect on us or our results of operations. It is possible, however, that any sanctions that DOJ or other federal agencies might otherwise consider imposing would be reduced, if not eliminated, in light of the comprehensive compliance measures that we have implemented. Given the preliminary nature of our findings, our continuing investigation and the uncertainties regarding this matter, we are unable to estimate the financial outcome and consequently, we have not accrued any amounts related to the outcome of this matter.

Compliance with Pharmaceutical Pricing Agreement

In November 2009, we received a letter from the United States Attorney's Office for the Eastern District of Pennsylvania (USAO). The USAO requested a meeting to review our compliance with the terms of the Pharmaceutical Pricing Agreement (PPA) under the Public Health Service program. Specifically, the USAO asked for information related to the sale of our IGIV product, Gamunex, under that program. In order to have federal financial participation apply to their products under the Medicaid program and to obtain Medicare Part B coverage, manufacturers are required to enter into a PPA. The PPA obligates manufacturers to charge covered entities the Public Health

Service price for drugs intended for outpatient use. The Public Health Service price is based on the Medicaid rebate amount. We believe that we have complied with the terms of the PPA and federal law. If the USAO determines that our practices are inconsistent with the terms of the PPA, the USAO has stated that it may file a civil action against us under the Anti-fraud Injunction Act and seek a court order directing the company to comply with the PPA or, potentially, proceed under some other legal theory. We could also be subject to fines, damages, penalties, appointment of a monitor, or enhancement of existing compliance and training programs as a result of government action. We are cooperating with the investigation and intend to respond to information requests from the USAO. Based on the information obtained to date, we have not determined that any potential liability that may result is probable or can be reasonably estimated. Therefore, we have not made any accrual in our consolidated financial statements at December 31, 2010.

Exclusive License Agreements with Crucell N.V. (Crucell)

During September 2008, we entered into an exclusive commercial license agreement with Crucell for recombinant technology. In consideration of the license that Crucell granted us, we paid an upfront license fee of $2.5 million, which we recorded in R&D in our consolidated income statement during the year ended December 31, 2008. During the year ended December 31, 2010, we paid $1.5 million to Crucell, which we recorded in R&D in our consolidated income statement. We could be required to pay up to $28.0 million of additional development milestones as certain activities are completed. Upon commercialization of the product, we are required to pay a royalty at a tiered rate, ranging between 3.5% and 6%, based on the related net sales of the product.

During December 2008, we entered into another exclusive commercial license agreement with Crucell for recombinant technology. In consideration of the license that Crucell granted us, we paid an upfront license fee of $1.5 million, which we recorded in R&D in our consolidated income statement for the year ended December 31, 2008. During the year ended December 31, 2009, we paid $0.5 million to Crucell, which is included in R&D in our consolidated income statement. We could be required to pay up to $18.5 million of additional development milestones as certain activities are completed. Upon commercialization of the product, we are required to pay a royalty at a tiered rate, ranging between 3% and 5%, based on the related net sales of the product.

Under the terms of both exclusive license agreements with Crucell, we may terminate either agreement by giving Crucell 90 days prior written notice and payment of all outstanding amounts owed to Crucell.

Purchase Commitments

We have purchase agreements that require us to purchase minimum annual quantities of plasma, other raw materials, and associated subcontracted manufacturing services and other services. At December 31, 2010, our purchase commitments, generally subject to annual price negotiations, are as follows:

2011	$ 201,875
2012	179,850
2013	167,637
2014	127,080
2015	121,308
Thereafter	55,595
Total	$ 853,345

An inability of any of our suppliers to satisfy their obligations in a timely manner could cause a disruption in our plasma supply, which could materially adversely affect our business.

We entered into a contract, effective January 1, 2011, for subcontract manufacturing services that is substantially similar to, and replaces, one to which we were a party that expired on December 31, 2010. The minimum purchase obligations under this contract, which expires on December 31, 2012, of approximately $30 million for both 2011 and 2012 are not included in the table above.

On January 6, 2011, we entered into a contract for subcontract manufacturing services. The minimum purchase obligations of approximately $4.0 million for each of the years 2012 through 2015 are not included in the table above.

In addition to the minimum purchase commitments in the table above, at December 31, 2010, we have commitments and open purchase orders for capital spending to be made of $214.5 million.

Environmental Matters

Our operations are subject to extensive and evolving federal, state, and local environmental laws and regulations. Compliance with such laws and regulations can be costly. Additionally, governmental authorities may enforce the laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties and remediation requirements. It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws and regulations and claims for damages to property, employees, other persons, and the environment resulting from current or past operations, could result in substantial costs and liabilities in the future as this information becomes available, or other relevant developments occur. We establish accrued liabilities or adjust previously accrued amounts accordingly. While there are still uncertainties relating to the ultimate costs we may incur, based upon our evaluation and experience to date, we believe that compliance with all applicable laws and regulations will not have a material adverse impact on our financial position, operating results, or cash flows. At December 31, 2010 and 2009, no amounts have been accrued as we are not currently aware of any probable liabilities.

Other

All pharmaceutical companies, including us, are subject to periodic inspections by the FDA and other regulatory authorities of manufacturing and plasma collection facilities, procedures, and processes. If in the course of an inspection, the FDA or other regulatory authority notes conditions they believe are objectionable with respect to cGMP or other applicable regulations, we must implement effective corrective actions or face regulatory or enforcement sanctions.

15. Related Party Transactions

Until January 21, 2010, a majority of our outstanding common stock was owned by Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. As of December 31, 2010, Talecris Holdings, LLC owned approximately 48.7% of our outstanding common stock. We had a management agreement with Cerberus-Plasma Holdings LLC and an affiliate of Ampersand Ventures, which was terminated as of September 30, 2009 in connection with our IPO. We have a Master Consulting and Advisory Services Agreement with an affiliate of Cerberus to provide certain advisory services to us.

We have an equity investment in Centric as further discussed in Note 11, "Investment in Affiliate;" therefore, we consider Centric to be a related party during the periods presented.

The following table summarizes our related party transactions for the years ended December 31, 2010, 2009, and 2008 and our related party accounts payable balances at December 31, 2010 and 2009:

	Years Ended December 31,		
Expenses	**2010**	**2009**	**2008**
Centric (product distribution and other services)	$ 22,865	$ 20,306	$ 17,508
Cerberus/Ampersand (management fees)	$ —	$ 5,715	$ 6,871
Cerberus (operational support)	$ —	$ 608	$ 4,184

	December 31,	
Payable	**2010**	**2009**
Centric (product distribution and other services)	$ 6,406	$ 5,537
Cerberus (operational support)	$ —	$ 349

16. Equity Transactions

On October 6, 2009, we completed our IPO of 56,000,000 shares of our common stock, par value $0.01 per share. Additional information regarding our IPO is included in Note 4, "Initial Public Offering and Use of Proceeds."

A seven-for-one share dividend on our common stock was paid on September 10, 2009. All share and per-share amounts have been retroactively adjusted for all periods presented to reflect the share dividend.

On September 30, 2009, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were converted into an aggregate of 85,846,320 shares of our common stock in connection with our IPO. In addition, on September 30, 2009, 2,381,548 shares of our common stock were issued to settle $45.3 million of accrued dividends upon the conversion of our Series A and B preferred stock. Additional information regarding our Series A and B preferred stock is included in Note 17, "Redeemable Series A and B Senior Convertible Preferred Stock."

During the year ended December 31, 2008, we repurchased 2,146,232 shares of our common stock from IBR for $35.4 million at a put value of $15.61 per share plus accrued charges. The shares were issued to IBR during the year ended December 31, 2007 as a result of the acceleration of the contingent consideration provision of our November 2006 Asset Purchase Agreement, as amended. Additional information regarding the shares repurchased from IBR is included in Note 6 "Business Acquisitions."

During the year ended December 31, 2008, our board of directors approved the retirement of 2,212,640 shares of our common stock held in treasury, and approved that shares of our common stock repurchased in the future would be immediately retired by the Company.

Information regarding employee share-based compensation is included in Note 18, "Share-Based Compensation."

17. Redeemable Series A and B Senior Convertible Preferred Stock

On September 30, 2009, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were converted into an aggregate of 85,846,320 shares of our common stock in connection with our IPO. In addition, on September 30, 2009, 2,381,548 shares of our common stock were issued to settle $45.3 million of accrued dividends upon the conversion of our Series A and B preferred stock.

18. Share-Based Compensation

In connection with our IPO, we ceased further grants under our 2005 Stock Option and Incentive Plan and 2006 Restricted Stock Plan. The Talecris Biotherapeutics Holdings Corp. 2009 Long-Term Incentive Plan (2009 Plan), which was adopted by our board of directors on August 7, 2009, became effective in connection with our IPO. The 2009 Plan provides for the grant of awards in the form of incentive stock options, nonqualified stock options, share appreciation rights, restricted stock, RSU's, unrestricted shares of common stock, deferred share units, and performance awards. Our employees, directors, and consultants are eligible to receive awards under the 2009 Plan. The maximum number of shares that we may issue for all awards under the 2009 Plan is 7,200,000. As of December 31, 2010, 5,798,837 shares remain available for grant under the 2009 Plan.

We value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees' requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee's salary. In connection with stock option exercise and restricted share vesting, we recognized net tax benefits of $26.6 million, $20.4 million, and $3.3 million for the years ended December 31, 2010, 2009 and 2008, respectively. We record income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings as additional paid-in-capital. We recognized excess tax benefits related to share-based compensation of $13.5 million and $13.4 million during the years ended December 31, 2010 and 2009, respectively.

Share-based compensation expense for the years ended December 31, 2010, 2009, and 2008 was as follows:

	Years Ended December 31,		
	2010	2009	2008
SG&A	$ 12,606	$ 40,968	$ 33,780
R&D	1,024	2,303	2,361
Cost of goods sold	3,336	4,275	2,566
Total expense	$ 16,966	$ 47,546	$ 38,707
Capitalized in inventory	$ 2,265	$ 3,574	$ 3,233

Amounts capitalized in inventory are recognized in cost of goods sold in our consolidated income statements primarily within twelve months.

The following table summarizes the remaining unrecognized compensation cost related to our share-based compensation awards as of December 31, 2010 and the weighted average period over which the non-cash compensation cost is expected to be recognized:

	Unrecognized Compensation Cost	Weighted Average Period (Years)
Stock options	$ 3,965	2.10
Restricted share awards	721	0.25
RSU's	6,589	2.10
Performance share awards	1,138	1.25
Total	$ 12,413	

In addition to the unrecognized compensation cost included in the table above, at December 31, 2010, $1.7 million of compensation cost was included in inventory on our consolidated balance sheet, which we expect to be recognized as non-cash compensation expense in our consolidated income statement primarily within the next twelve months. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based awards, differences between our anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance award vesting, and other actions by our board of directors or its compensation committee.

Stock Options

Stock options, which entitle the holder to purchase, after the end of a vesting term, a specified number of shares of our common stock at a price per share equal to the exercise price, are accounted for at fair value at the date of the grant. Option awards are granted with an exercise price at least equal to the fair value of our common stock at the date of grant and generally vest over periods of three to five years. The exercise price of stock options is determined by our board of directors. The stock options that we granted to employees typically have service-based and performance-based components. The stock options granted to members of our board of directors are service-based only. Our stock options generally expire ten years after the date of grant, or earlier if an option holder ceases to be employed by the Company. Stock option exercises are settled with newly issued common stock previously authorized and available for issuance.

The following is a summary of stock option activity for the years ended December 31, 2010, 2009, and 2008:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	12,932,344	$ 6.42		
Granted	2,291,304	$ 10.98		
Forfeited	(945,232)	$ 2.98		
Outstanding at December 31, 2008	14,278,416	$ 6.96		
Granted	638,472	$ 18.91		
Forfeited	(392,688)	$ 4.89		
Exercised	(2,394,762)	$ 3.17		
Outstanding at December 31, 2009	12,129,438	$ 8.40	6.7	$ 168,235
Granted	73,593	$ 20.39		
Forfeited	(24,950)	$ 19.05		
Exercised	(3,650,579)	$ 6.12		
Outstanding at December 31, 2010	8,527,502	$ 9.45	5.7	$ 118,090
Exercisable at December 31, 2010	7,882,452	$ 8.66	4.8	$ 115,419
Vested and expected to vest at December 31, 2010	8,488,004	$ 9.36	5.7	$ 118,296

At December 31, 2009 and 2008, stock options with a weighted average exercise price of $8.16 and $4.02 were exercisable for 8,711,838 shares and 6,950,872 shares, respectively. Our estimate of the stock options vested and expected to vest at December 31, 2010 considers an expected forfeiture rate of 3%.

The aggregate intrinsic value in the table above represents the difference between the $23.30 closing price of our common stock as reported by The NASDAQ Global Select Market on December 31, 2010 and the weighted average exercise price, multiplied by the number of options outstanding or exercisable. The total intrinsic value and net cash proceeds to us from stock option exercises during the year ended December 31, 2010 were $62.7 million and $22.3 million, respectively. We do not record the aggregate intrinsic value for financial accounting purposes and the value changes based upon changes in the fair value of our common stock. The total fair value of stock options that vested during the years ended December 31, 2010, 2009, and 2008 were $56.1 million, $72.5 million, and $24.7 million, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2010, 2009, and 2008 were $9.99, $9.49, and $4.35, respectively. We estimated the fair value of stock options at their grant date using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in our option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of stock options could be different. The following weighted-average assumptions were used to estimate the fair value of stock options granted during the years ended December 31, 2010, 2009, and 2008:

	Years Ended December 31,		
	2010	**2009**	**2008**
Risk-free interest rate	2.66%	2.66%	2.65%
Expected term (years)	5.66	5.97	5.20
Expected volatility	50%	50%	50%
Expected dividend yield	0%	0%	0%

The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of options is reflective of our historical experience, vesting schedules, and contractual terms. There is limited trading history for our common stock; therefore, our application of the Black-Scholes option pricing model incorporated historical volatility measures of similar public companies. We currently do not expect to pay dividends in the future. We generally apply a 3% forfeiture rate to the options granted over the term of the award. This rate is calculated based upon historical attrition rates and represents an estimate of the granted options not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods.

Restricted Stock Units

RSU's, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of our common stock, are accounted for at fair value at the date of grant. We granted 483,100 RSU's in connection with our IPO. These RSU's will vest one-third on each of April 1 of 2011, 2012, and 2013, subject to the award holder being employed on the vesting date. The aggregate fair value of the RSU's was $8.4 million, which will be recognized as compensation expense ratably through April of 2013. The following is a summary of RSU activity for the years ended December 31, 2010 and 2009:

	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	—	—		
Granted	483,100	$ 19.00		
Forfeited	(3,076)	$ 19.00		
Outstanding at December 31, 2009	480,024	$ 19.00		
Granted	36,015	$ 20.40		
Forfeited	(30,299)	$ 19.04		
Vested	(1,182)	$ 19.00		
Outstanding at December 31, 2010	484,558	$ 19.10	2.16	$ 11,290

Restricted Stock

Restricted shares of our common stock, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of our common stock, are accounted for at fair value at the date of grant. Restricted share awards vest on terms determined by our board of directors or its compensation committee at the time of the grant. The majority of our restricted share awards currently outstanding vest annually over a four-year period from the date of grant unless accelerated by the compensation committee upon the event of a change in control, as defined. Any restricted share awards that have not vested at the time of termination of service are forfeited except in the event of death, disability, or a change in control. The restricted share awards are considered issued and outstanding and have full voting rights. Any dividends declared with respect to our common stock will vest at the same time as the underlying restricted stock award.

The following is a summary of restricted share activity for the years ended December 31, 2010, 2009, and 2008:

	Shares	Weighted Average Grant Date Fair Value
December 31, 2007 unvested shares outstanding	2,811,000	$ 13.78
Granted	42,720	$ 9.88
Forfeited	(287,784)	$ 11.00
Vested	(870,432)	$ 13.45
December 31, 2008 unvested shares outstanding	1,695,504	$ 14.40
Granted	14,464	$ 16.63
Forfeited	(16,368)	$ 11.00
Vested	(779,744)	$ 13.50
December 31, 2009 unvested shares outstanding	913,856	$ 15.27
Vested	(727,256)	$ 13.74
December 31, 2010 unvested shares outstanding	186,600	$ 21.25

The total fair value of restricted shares that vested during the years ended December 31, 2010, 2009, and 2008 were $14.5 million, $13.0 million and $8.6 million, respectively.

Performance Share Units (PSU's)

The following is a summary of performance share unit activity for the year ended December 31, 2010:

	Shares	Weighted Average Grant Date Fair Value
Outstanding PSU's outstanding at December 31, 2009	—	$ —
Granted	261,327	$ 21.51
Forfeited	(1,627)	$ 21.51
Unvested PSU's outstanding at December 31, 2010	259,700	$ 21.51

PSU's are awards that vest based on the achievement of pre-established objective performance goals, which are generally financial in nature. For performance awards, the compensation committee establishes a performance period and the performance targets for each performance measure that must be achieved at the end of the performance period for awards to vest. The number of shares issued upon the vesting of the performance awards varies based on actual performance in a year relative to a defined minimum and maximum financial target for that year. The PSU's granted on March 8, 2010 will vest annually over a three-year performance period with the potential for 0% to 125% payout, based on the achievement of annual earnings per share targets that were established at the time of grant.

Other Information about our Stock Option Plan

During the third quarter of 2009, we entered into an amended and restated employment agreement with our Chairman and Chief Executive Officer which included accelerating the vesting of options to purchase 1,008,000 shares of our common stock at an exercise price of $21.25 per common share to August 19, 2009. The acceleration of these options resulted in the recognition of a non-cash charge of $11.8 million of compensation expense during the third quarter of 2009. Options to purchase these shares were previously scheduled to vest in April of 2010 (504,000 options) and April of 2011 (504,000 options).

During the second quarter of 2008, the compensation committee of our board of directors amended the exercise price of 570,400 stock options outstanding to certain employees from $21.25 per share to $11.00 per share and during the second quarter of 2008, the compensation committee also amended the exercise price of 17,152 stock options outstanding to certain members of our board of directors from $21.25 per share to $11.00 per share. The stock options that were re-priced were granted during 2007.

During the first quarter of 2008, our board of directors revised the 2008 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1, 2009. In addition, during the second quarter of 2008, we began recognizing compensation cost related to the performance-based component of stock options scheduled to vest on April 1, 2010 based on our probability assessment of achieving the related performance objectives.

19. Employee Benefit Plans

Savings Plan and Profit Sharing Plan

We have a defined contribution plan (Savings Plan), which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their wages to the Savings Plan, subject to certain limitations. We match 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Our contributions and the employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. Matching contribution cost for the Savings Plan was $8.9 million for the year ended December 31, 2010 and $7.8 million for both the years ended December 31, 2009 and 2008, and is recorded consistent with each participant's salary.

Under the profit sharing portion of the Savings Plan, we may elect to contribute to eligible employees' Savings Plan accounts up to 3% of their eligible earnings, as defined. The profit sharing portion of the plan is discretionary, with the percentage amount determined by the compensation committee of our board of directors, based upon the attainment of certain financial targets as established by the compensation committee. Our cost for the profit sharing portion of the Savings Plan was $7.2 million, $5.8 million, and $7.9 million for the years ended December 31, 2010, 2009, and 2008, respectively, and is recorded consistent with each participant's salary.

Supplemental Savings Plan

We have a Supplemental Savings Plan, which is an unfunded nonqualified deferred compensation plan in which employees at certain executive levels are eligible to defer pre-tax earnings as well as to make additional contributions, subject to certain limitations. Our matching contribution is similar to the Savings Plan described above and is fully vested when contributed. Matching contribution cost for the periods presented were not material to our consolidated financial statements. At December 31, 2010 and 2009, we have recorded $6.5 million and $5.1 million, respectively, within accrued expenses and other liabilities on our consolidated balance sheets.

Other Plans

We provide an unfunded defined benefit pension plan to certain of our Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. Pension cost related to this plan was not material for the periods presented. At December 31, 2010 and 2009, no material obligations related to this plan were recorded on our consolidated balance sheets.

20. Deferred Compensation

In October of 2006, the compensation committee of our board of directors approved a Special Recognition Bonus Plan (Bonus Plan) as a vehicle to award certain employees, senior executives, and members of our board of directors for the financial success of our Company from its inception through the effective date of the Bonus Plan. We recorded compensation expense of $0.1 million, $0.6 million, and $0.7 million for the years ended December 31, 2010, 2009, and 2008, respectively, related to the bonus plan. We made payments of $0.9 million in both March of 2010 and 2009, and $1.2 million in March of 2008. No further payments are due under the Bonus Plan.

In December of 2006, the compensation committee of our board of directors approved a restricted share and cash recognition award to certain employees, senior executives, and members of our board of directors for the financial success of our Company from its inception through the effective date of the award. We funded an irrevocable trust for the cash installments under this award. We made cash payments of $5.8 million, $6.0 million, and $7.4 million in March of 2010, 2009, and 2008, respectively, related to the cash recognition portion of the award. No further cash payments are due under this plan. We recorded compensation expense of $2.0 million, $5.7 million, and $5.9 million for the years ended December 31, 2010, 2009, and 2008, respectively, related to this award.

21. Segment Reporting

We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are derived from a single source and result from a common manufacturing process. All products are manufactured from a single raw material source, human plasma, and are processed in whole, or in part, at our principal manufacturing facilities located in Clayton, North Carolina. Our Melville, New York, facility primarily supplies intermediate plasma fractions to our Clayton facilities. Gamunex-C/Gamunex IGIV and Prolastin/Prolastin-C A1PI constitute the majority of our net revenue. Although we sell our products worldwide, the majority of our net revenue was concentrated in the United States and Canada for the periods presented.

In the following table, we have presented our net revenue by significant product category. Our Immunology/Neurology product category includes the products that are used to provide antibodies to patients who have a genetic or acquired inability to produce these antibodies, as well as a treatment for CIDP, and also products that provide antibodies to counter specific antigens such as rabies. Our Pulmonology product category is comprised of our Prolastin/Prolastin-C A1PI product, which is used to treat patients with a genetic alpha-1 antitrypsin deficiency. Our Critical Care/Hemostasis product category includes products that are used to supplement, restore, or maintain normal plasma parameters such as volume or coagulation values. Other product net revenue primarily consists of sales of PPF powder and intermediate products, such as cryoprecipitate. Other net revenue consists of royalties and licensing fees, milestones, and revenues related to contracted services performed for third parties at our Melville, New York facility.

	Years Ended December 31,		
	2010	**2009**	**2008**
Product net revenue:			
Immunology/Neurology	$ 964,145	$ 928,054	$ 781,408
Pulmonology	351,499	319,080	316,495
Critical Care/Hemostasis	175,071	167,469	134,216
Other	86,221	93,151	102,431
Total product net revenue	1,576,936	1,507,754	1,334,550
Other revenue	24,683	25,455	39,742
Total net revenue	$1,601,619	$1,533,209	$1,374,292

In the following table, we have presented our net revenue by geographic region. Net revenue for each region is based on the geographic location of the customer.

	Years Ended December 31,		
	2010	2009	2008
United States	$1,098,969	$ 1,011,468	$ 906,376
Canada	195,092	214,883	215,964
Europe	196,571	185,297	168,081
Other	110,987	121,561	83,871
Total net revenue	$ 1,601,619	$ 1,533,209	$ 1,374,292

We did not maintain significant long-lived assets outside of the United States at December 31, 2010 and 2009.

22. Earnings per Share

The following table illustrates the calculation of our basic earnings per common share outstanding for the periods presented:

	Years Ended December 31,		
	2010	2009	2008
Net income	$ 166,068	$ 153,889	$ 65,797
Less:			
Series A preferred stock undeclared dividends	—	(9,602)	(11,745)
Series B preferred stock undeclared dividends	—	(2,142)	(2,619)
Accretion of common stock put option	—	—	(308)
Net income available to common stockholders	$ 166,068	$ 142,145	$ 51,125
Weighted average common shares outstanding	123,323,722	31,166,613	1,310,448
Basic net income per common share	$ 1.35	$ 4.56	$ 39.01

The following table illustrates the calculation of our diluted earnings per common share outstanding for the periods presented:

	Years Ended December 31,		
	2010	2009	2008
Net income	$ 166,068	$ 153,889	$ 65,797
Less accretion of common stock put option	—	—	(308)
Net income available to common stockholders	$ 166,068	$ 153,889	$ 65,489
Weighted average common shares outstanding	123,323,722	31,166,613	1,310,448
Plus incremental shares from assumed conversions:			
Series A preferred stock	—	53,654,795	72,000,000
Series B preferred stock	—	10,318,354	13,846,320
Stock options and restricted shares	5,603,331	7,374,601	5,605,032
Dilutive potential common shares	128,927,053	102,514,363	92,761,800
Diluted net income per common share	$ 1.29	$ 1.50	$ 0.71

For the years ended December 31, 2010, 2009, and 2008, 604,914, 2,168,730, and 2,016,000 stock options were excluded from the calculation of diluted earnings per share due to their anti-dilutive effect.

23. Other Consolidated Balance Sheet Information

Information regarding other accounts on our consolidated balance sheets is as follows:

	December 31,	
	2010	2009
Accrued expenses and other liabilities:		
Accrued goods and services	$ 80,769	$ 45,044
Accrued payroll, bonuses, and employee benefits	80,317	73,983
Medicaid, commercial rebates, and chargebacks	29,744	30,771
Interest payable	6,011	9,111
PCA judgment	43,690	—
Other	11,195	11,624
Total accrued expenses and other liabilities	$ 251,726	$ 170,533

24. Cash Flow Supplemental Disclosures

Supplemental Disclosures of Cash Flow Information

Cash paid for:

	Years Ended December 31,		
	2010	2009	2008
Interest, net of amounts capitalized[1]	$ 44,546	$ 55,131	$ 87,213
Income taxes	$ 63,025	$ 56,849	$ 48,910

[1] *Interest paid in the table above excludes payments related to our interest rate swap contracts, which amounted to $17.0 million and $9.2 million for the years ended December 31, 2009 and 2008, respectively. The interest rate swap contracts were terminated and settled during the fourth quarter of 2009 as discussed in Note 12, "Long-Term Debt and Capital Lease Obligations."*

Changes in assets and liabilities, excluding the effects of business acquisitions:

	Years Ended December 31,		
	2010	2009	2008
Changes in:			
Accounts receivable	$ (1,382)	$ 8,575	$ (26,894)
Inventories	(52,034)	(57,452)	(92,856)
Prepaid expenses and other assets	653	7,987	(15,823)
Accounts payable	(11,071)	16,143	16,594
Interest payable	(3,100)	(2,239)	(1,957)
Accrued expenses and other liabilities	94,460	14,877	20,881
Total	$ 27,526	$ (12,109)	$ (100,055)

Supplemental Schedule of Non-Cash Investing and Financing Activities

For the Year Ended December 31, 2010

We entered into a capital lease agreement related to a building with an unaffiliated third party. We recorded $0.3 million directly to property, plant, and equipment, net, and capital lease obligations.

We retired 246,823 shares of our common stock, which were withheld from employees for payment of withholding taxes.

For the Year Ended December 31, 2009

We entered into a number of capital lease agreements related to buildings with an unaffiliated third party. We recorded $4.9 million directly to property, plant, and equipment, net and capital lease obligations.

The common shares that we have issued to employees and members of our board of directors under our share-based compensation plans had an embedded feature that permitted the participant (or designated beneficiary or estate) to sell, or "put," the shares of our common stock back to us at fair market value in the event of the participant's termination of service due to death or disability. In addition, we had the right to repurchase, or "call," the shares of our common stock upon a participant's termination of continuous service, as defined. We recorded a fair market value adjustment of $6.6 million related to the vested shares of our common stock to increase obligations under common stock put/call option and decrease additional paid-in capital on our consolidated balance sheet. Both our redemption rights and the participants' put rights were terminated in connection with the closing of our IPO. As a result, we reclassified the fair value of vested common stock totaling $39.9 million from obligations under common stock put/call option to permanent equity on our consolidated balance sheet.

We declared a dividend of $45.3 million related to our Series A and B preferred stock. In connection with our IPO, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were converted into an aggregate of 85,846,320 shares of our common stock. In addition, 2,381,548 shares of our common stock were issued to settle the $45.3 million preferred stock dividend upon conversion of our Series A and B preferred stock.

We retired 251,108 shares of our common stock, which were withheld from employees for payment of withholding taxes.

We reclassified a previously unrealized loss related to our interest rate swap contracts of approximately $23.3 million, net of income tax benefit of $14.2 million, to earnings as a result of their settlement and termination. In addition, we recorded other comprehensive income of $0.5 million. Additional information regarding the components of our comprehensive income is included in Note 2, "Summary of Significant Accounting Policies."

We entered into two plasma center development agreements related to buildings to be leased from an unaffiliated third party during 2008, for which we made the decision not to open as plasma collection centers during 2009. As a result, we recorded a loss on contract obligations of $3.4 million, which decreased our assets under capital leases.

For the Year Ended December 31, 2008

We entered into a number of capital lease agreements related to buildings with an unaffiliated third party. We recorded $6.0 million directly to property, plant, and equipment, net and capital lease obligations.

We reclassified $1.6 million of long-lived assets related to two plasma collection centers, net of impairment charges of $0.8 million, to assets held for sale within prepaid expenses and other on our consolidated balance sheet.

As a result of the put feature related to the common shares issued under our share-based compensation plans described above, we recorded a fair value adjustment of $8.9 million to increase obligations under common stock put/call option and decrease additional paid-in capital on our consolidated balance sheet.

We issued shares of our common stock, which had an embedded put option, to IBR in connection with our 2006 business acquisition as described below. We recorded accretion of $0.3 million related to the IBR put option directly to obligations under common stock put/call option and additional paid-in capital on our consolidated balance sheet.

We retired 2,215,880 shares of our common stock, of which 2,146,232 shares were repurchased from IBR and 69,648 shares were withheld from employees for payment of withholding taxes.

We recorded other comprehensive loss of $11.8 million, primarily related to unrealized losses associated with our interest rate swap contracts, net of taxes.

25. Selected Unaudited Quarterly Financial Data

The following table summarizes our unaudited quarterly financial results for the years ended December 31, 2010 and 2009. In our opinion, the quarterly financial results presented below have been prepared on the same basis as our annual audited consolidated financial statements.

	2010 Quarter Ended			
	March 31	June 30	September 30	December 31
Net revenue	$ 380;961	$ 402,826	$ 407,001	$ 410,831
Cost of goods sold	217,351	223,217	229,908	241,500
Gross profit	163,610	179,609	177,093	169,331
Operating expenses	83,891	91,892	80,056	100,821
Operating income	79,719	87,717	97,037	68,510
Total other non-operating expense, net	(11,116)	(11,944)	(11,256)	(54,220)
Income before income taxes	68,603	75,773	85,781	14,290
(Provision) benefit for income taxes	(23,264)	(28,150)	(29,729)	2,764
Net income	$ 45,339	$ 47,623	$ 56,052	$ 17,054
Earnings per share:				
Basic	$ 0.37	$ 0.39	$ 0.45	$ 0.14
Diluted	$ 0.35	$ 0.37	$ 0.43	$ 0.13

	2009 Quarter Ended			
	March 31	June 30	September 30	December 31
Net revenue	$ 371,795	$ 375,570	$ 395,731	$ 390,113
Cost of goods sold	209,201	224,008	230,666	237,202
Gross profit	162,594	151,562	165,065	152,911
Operating expenses	88,963	81,023	95,655	95,511
Operating income	73,631	70,539	69,410	57,400
Total other non-operating (expense) income, net	(21,256)	54,582	(19,475)	(55,934)
Income before income taxes	52,375	125,121	49,935	1,466
Provision for income taxes	(18,940)	(41,849)	(14,125)	(94)
Net income	$ 33,435	$ 83,272	$ 35,810	$ 1,372
Earnings per share:				
Basic	$ 25.09	$ 47.42	$ 12.01	$ 0.01
Diluted	$ 0.36	$ 0.89	$ 0.38	$ 0.01

Earnings per share amounts for the 2010 and 2009 quarters and full years have been computed separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the weighted average shares outstanding during each quarter due to the effect of potentially dilutive securities only in the periods in which such effect would be dilutive.

Our net income for the fourth quarter of 2010 includes a $43.7 million charge (approximately $26.6 million after tax) related to the PCA judgment. Additional information regarding the PCA judgment is included in Note 14, "Commitments and Contingencies."

Our net income for the second quarter of 2009 includes a $75.0 million (approximately $48.8 million after tax) payment we received from CSL as a result of the termination of the definitive merger agreement. Our net income for the fourth quarter of 2009 includes a charge of $43.0 million (approximately $26.3 million after tax) as a result of the settlement and termination of our interest rate swap contracts and the write-off of deferred debt issuance costs associated with our First and Second Lien Term Loans. Additional information regarding our terminated merger agreement with CSL is included in Note 5, "Definitive Merger Agreement with CSL Limited (CSL)" and additional information regarding our refinancing transactions is included in Note 12, "Long-Term Debt and Capital Lease Obligations."

26. Condensed Consolidating Financial Information

In October 2009, we completed the issuance of our 7.75% Notes. The 7.75% Notes are guaranteed on a senior unsecured basis by our existing and future domestic subsidiaries. The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered." Each of the subsidiary guarantors are 100% owned, directly or indirectly, by us, and all guarantees are full and unconditional and joint and several. Our investments in our consolidated subsidiaries are presented under the equity method of accounting. No significant administrative costs are borne by the Parent.

Talecris Biotherapeutics Holdings Corp.
Condensed Consolidating Balance Sheets
December 31, 2010

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Assets:					
Current assets:					
Cash	$ —	$ 183,737	$ 14,139	$ —	$ 197,876
Accounts receivable, net	—	248,124	37,793	(151,075)	134,842
Inventories	—	657,493	37,006	—	694,499
Other	—	126,684	(429)	—	126,255
Total current assets	—	1,216,038	88,509	(151,075)	1,153,472
Property, plant, and equipment, net	—	381,707	1,086	—	382,793
Intangible assets	—	10,880	—	—	10,880
Goodwill	—	172,860	—	—	172,860
Investment in Subsidiaries	826,782	(36,573)	—	(790,209)	—
Advances and notes between Parent and Subsidiaries	1,397,133	826,919	—	(2,224,052)	—
Other	—	18,167	281	—	18,448
Total assets	$ 2,223,915	$2,589,998	$ 89,876	$(3,165,336)	$ 1,738,453
Liabilities and Stockholders' Equity (Deficit):					
Current liabilities:					
Accounts payable	$ —	$ 96,503	$ 114,547	$ (151,075)	$ 59,975
Accrued expenses and other liabilities	6,011	234,730	10,985	—	251,726
Current portion of capital lease obligations	—	860	—	—	860
Total current liabilities	6,011	332,093	125,532	(151,075)	312,561
Long-term debt and capital lease obligations	596,621	8,680	—	—	605,301
Advances and notes between Parent and Subsidiaries	826,919	1,397,133	—	(2,224,052)	—
Other	—	25,310	917	—	26,227
Total liabilities	1,429,551	1,763,216	126,449	(2,375,127)	944,089
Stockholders' equity (deficit)	794,364	826,782	(36,573)	(790,209)	794,364
Total liabilities and stockholders' equity (deficit)	$ 2,223,915	$2,589,998	$ 89,876	$(3,165,336)	$1,738,453

Talecris Biotherapeutics Holdings Corp.
Condensed Consolidating Balance Sheets
December 31, 2009

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Assets:					
Current assets:					
Cash	$ —	$ 58,320	$ 6,919	$ —	$ 65,239
Accounts receivable, net	—	222,007	64,454	(149,483)	136,978
Inventories	—	605,324	38,730	—	644,054
Other	—	117,670	2,448	—	120,118
Total current assets	—	1,003,321	112,551	(149,483)	966,389
Property, plant, and equipment, net	—	266,067	1,132	—	267,199
Intangible assets	—	10,880	—	—	10,880
Goodwill	—	172,860	—	—	172,860
Investment in Subsidiaries	680,459	(27,925)	—	(652,534)	—
Advances and notes between Parent and Subsidiaries	1,355,631	862,406	—	(2,218,037)	—
Other	—	27,054	623	—	27,677
Total assets	$ 2,036,090	$ 2,314,663	$ 114,306	$ (3,020,054)	$ 1,445,005
Liabilities and Stockholders' Equity (Deficit):					
Current liabilities:					
Accounts payable	$ —	$ 103,460	$ 117,069	$ (149,483)	$ 71,046
Accrued expenses and other liabilities	9,111	150,936	10,486	—	170,533
Current portion of capital lease obligations	—	740	—	—	740
Total current liabilities	9,111	255,136	127,555	(149,483)	242,319
Long-term debt and capital lease obligations	596,046	9,221	—	—	605,267
Advances and notes between Parent and Subsidiaries	848,779	1,355,626	13,632	(2,218,037)	—
Other	—	14,221	1,044	—	15,265
Total liabilities	1,453,936	1,634,204	142,231	(2,367,520)	862,851
Stockholders' equity (deficit)	582,154	680,459	(27,925)	(652,534)	582,154
Total liabilities and stockholders' equity (deficit)	$ 2,036,090	$ 2,314,663	$ 114,306	$ (3,020,054)	$1,445,005

Talecris Biotherapeutics Holdings Corp.
Condensed Consolidating Income Statements
Year Ended December 31, 2010

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net revenue	$ —	$ 1,438,162	$ 163,457	$ —	$ 1,601,619
Cost of goods sold	—	783,710	128,266	—	911,976
Gross profit	—	654,452	35,191	—	689,643
Operating expenses	—	315,350	41,310	—	356,660
Income from operations	—	339,102	(6,119)	—	332,983
Equity in earnings (losses) of Subsidiaries	166,068	(7,998)	—	(158,070)	—
Other non-operating (expense) income, net	—	(88,555)	19	—	(88,536)
Income (loss) before income taxes	166,068	242,549	(6,100)	(158,070)	244,447
Provision for income taxes	—	(76,481)	(1,898)	—	(78,379)
Net income (loss)	$ 166,068	$ 166,068	$ (7,998)	$ (158,070)	$ 166,068

Talecris Biotherapeutics Holdings Corp.
Condensed Consolidating Income Statements
Year Ended December 31, 2009

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net revenue	$ —	$ 1,389,172	$ 144,037	$ —	$ 1,533,209
Cost of goods sold	—	784,635	116,442	—	901,077
Gross profit	—	604,537	27,595	—	632,132
Operating expenses	5,715	321,525	33,912	—	361,152
Income (loss) from operations	(5,715)	283,012	(6,317)	—	270,980
Equity in earnings (losses) of Subsidiaries	108,854	(7,466)	—	(101,388)	—
Other non-operating (expense) income, net	75,000	(117,106)	23	—	(42,083)
Income (loss) before income taxes	178,139	158,440	(6,294)	(101,388)	228,897
(Provision) benefit for income taxes	(24,250)	(49,586)	(1,172)	—	(75,008)
Net income (loss)	$ 153,889	$ 108,854	$ (7,466)	$ (101,388)	$ 153,889

Talecris Biotherapeutics Holdings Corp.
Condensed Consolidating Income Statements
Year Ended December 31, 2008

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net revenue	$ —	$ 1,232,366	$ 141,926	$ —	$ 1,374,292
Cost of goods sold	—	764,952	117,205	—	882,157
Gross profit	—	467,414	24,721	—	492,135
Operating expenses	6,871	257,281	29,378	—	293,530
Income (loss) from operations	(6,871)	210,133	(4,657)	—	198,605
Equity in earnings (losses) of Subsidiaries	70,263	(5,590)	—	(64,673)	—
Other non-operating (expense) income, net	—	(96,832)	618	—	(96,214)
Income (loss) before income taxes	63,392	107,711	(4,039)	(64,673)	102,391
(Provision) benefit for income taxes	2,405	(37,448)	(1,551)	—	(36,594)
Net income (loss)	$ 65,797	$ 70,263	$ (5,590)	$ (64,673)	$ 65,797

Talecris Biotherapeutics Holdings Corp.
Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2010

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:					
Net income (loss)	$ 166,068	$ 166,068	$ (7,998)	$ (158,070)	$ 166,068
Undistributed equity in (earnings) losses of Subsidiaries	(166,068)	7,998	—	158,070	—
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities	—	39,946	29,728	19,740	89,414
Net cash provided by (used in) operating activities	—	214,012	21,730	19,740	255,482
Cash flows from investing activities:					
Purchases of property, plant, and equipment	—	(152,484)	(365)	—	(152,849)
Net advances and notes between Parent and Subsidiaries	(30,897)	—	—	30,897	—
Other	—	14,397	(13,632)	—	765
Net cash (used in) provided by investing activities	(30,897)	(138,087)	(13,997)	30,897	(152,084)
Cash flows from financing activities:					
Net advances and notes between Parent and Subsidiaries	—	50,637	—	(50,637)	—
Other	30,897	(1,145)	—	—	29,752
Net cash provided by (used in) financing activities	30,897	49,492	—	(50,637)	29,752
Effect of exchange rate changes on cash and cash equivalents	—	—	(513)	—	(513)
Net increase in cash and cash equivalents	—	125,417	7,220	—	132,637
Cash and cash equivalents at beginning of year	—	58,320	6,919	—	65,239
Cash and cash equivalents at the end of year	$ —	$ 183,737	$ 14,139	$ —	$ 197,876

Talecris Biotherapeutics Holdings Corp.
Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2009

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:					
Net income (loss)	$ 153,889	$ 108,854	$ (7,466)	$ (101,388)	$ 153,889
Undistributed equity in (earnings) losses of Subsidiaries	(108,854)	7,466	—	101,388	—
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities	(2,007)	64,009	4,759	13,505	80,266
Net cash provided by (used in) operating activities	43,028	180,329	(2,707)	13,505	234,155
Cash flows from investing activities:					
Purchases of property, plant, and equipment	—	(74,576)	(587)	—	(75,163)
Business acquisitions, net of cash acquired	—	(30,431)	—	—	(30,431)
Net advances and notes between Parent and Subsidiaries	(1,172,950)	—	—	1,172,950	—
Other		(2,788)	3,764	—	976
Net cash (used in) provided by investing activities	(1,172,950)	(107,795)	3,177	1,172,950	(104,618)
Cash flows from financing activities:					
Net repayments of borrowings	—	(1,196,515)	—	—	(1,196,515)
Issuance of 7.75% Notes, net of discount	595,926	—	—	—	595,926
Proceeds from initial public offering, net of issuance costs	517,192	—	—	—	517,192
Net advances and notes between Parent and Subsidiaries	—	1,186,455	—	(1,186,455)	—
Other	16,804	(14,879)	—	—	1,925
Net cash provided by (used in) financing activities	1,129,922	(24,939)	—	(1,186,455)	(81,472)
Effect of exchange rate changes on cash and cash equivalents	—	—	195	—	195
Net increase in cash and cash equivalents	—	47,595	665	—	48,260
Cash and cash equivalents at beginning of year	—	10,726	6,253	—	16,979
Cash and cash equivalents at the end of year	$ —	$ 58,321	$ 6,918	$ —	$ 65,239

Talecris Biotherapeutics Holdings Corp.
Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2008

	Parent/Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:					
Net income (loss)	$ 65,797	$ 70,263	$ (5,590)	$ (64,673)	$ 65,797
Undistributed equity in (earnings) losses of Subsidiaries	(70,263)	5,590	—	64,673	—
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities	424	14,776	(63,115)	15,132	(32,783)
Net cash provided by (used in) operating activities	(4,042)	90,629	(68,705)	15,132	33,014
Cash flows from investing activities:					
Purchases of property, plant, and equipment	—	(86,051)	(161)	—	(86,212)
Business acquisitions, net of cash acquired	—	(10,272)	—	—	(10,272)
Net advances and notes between Parent and Subsidiaries	40,160	—	—	(40,160)	—
Other	—	(15,455)	—	—	(15,455)
Net cash (used in) provided by investing activities	40,160	(111,778)	(161)	(40,160)	(111,939)
Cash flows from financing activities:					
Net borrowings	—	58,712	—	—	58,712
Net advances and notes between Parent and Subsidiaries	—	(34,896)	9,868	25,028	—
Other	(36,118)	—	—	—	(36,118)
Net cash provided by (used in) financing activities	(36,118)	23,816	9,868	25,028	22,594
Effect of exchange rate changes on cash and cash equivalents	—	91	(248)	—	(157)
Net increase in cash and cash equivalents	—	2,758	(59,246)	—	(56,488)
Cash and cash equivalents at beginning of year	—	7,968	65,499	—	73,467
Cash and cash equivalents at the end of year	$ —	$ 10,726	$ 6,253	$ —	$ 16,979

27. Subsequent Events

Special Meeting of Stockholders

On February 14, 2011, we held a special meeting at which holders of a majority of our outstanding common stock approved the adoption of the Agreement and Plan of Merger, dated as of June 6, 2010, among Grifols and Talecris Biotherapeutics Inc. The completion of the transaction is subject to obtaining certain regulatory approvals and other customary conditions. Grifols agreed to provide written notice to the FTC staff at least thirty days prior to closing the transaction and, in any event, not to close the transaction until after 11:59 p.m. on March 20, 2011. There can be no assurance that Grifols will reach resolution with the FTC by March 20, 2011. Under the pending merger agreement, if this transaction is not closed by the current "outside date" of March 6, 2011, then under specified circumstances, either Grifols or we may elect to cause the "outside date" to be extended to a date not later than the expiration of Grifols financing for the transaction, or September 6, 2011, whichever is earlier.

Foreign Currency Hedging Program

In order to reduce the impact of volatility of foreign exchange rates on intercompany transactions, we initiated a foreign currency hedging program in the first quarter of 2011 related to both known and anticipated intercompany transactions of approximately one year in duration or less. The effective portion of the changes in fair value of these instruments is reported in other comprehensive income and reclassified into earnings in the same period or periods in which the hedged transactions affect earnings.

The changes in fair value of the hedges against firm commitments will be recognized in general and administrative expenses consistent with the underlying intercompany receivables being hedged. The changes in the fair value hedges against anticipated intercompany sales will be recognized as an adjustment to revenues when the hedged inventory sells through to third parties.

During the first quarter of 2011 we entered into approximately $49.5 (€37.1) million in notional value of fair value hedges against firm commitments and $38.4 (€28.2) million in notional value of cash flow hedges against anticipated future sales. The weighted average U.S. dollar to euro exchange rate on these foreign currency contracts is 1.3461.

These derivative financial instruments present certain market and counterparty risks. We seek to manage the counterparty risks associated with these contracts by limiting transactions to counterparties with which we have established banking relationships and limit the duration of the contracts to less than one year. We are exposed to potential losses if a counterparty fails to perform according to the terms of the agreement. We do not require collateral or other security to be furnished by counterparties to our derivative financial instruments. There can be no assurance, however, that our practice effectively mitigates counterparty risk. A number of financial institutions similar to those that serve or may serve as counterparties to our hedging arrangements were adversely affected by the global credit crisis. The failure of any of the counterparties to our hedging arrangements to fulfill their obligations to us could adversely affect our results of operations and cash flows.

Selected Financial Data

The following is a summary of our historical consolidated financial data for the periods ended and at the dates indicated below. You are encouraged to read this information together with our audited consolidated financial statements and the related footnotes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.

The historical consolidated financial data for the years ended December 31, 2010, 2009, and 2008 and as of December 31, 2010 and 2009 has been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The historical consolidated financial data for the years ended December 31, 2007 and 2006 and as of December 31, 2008, 2007, and 2006 has been derived from our audited consolidated financial statements, which are not included in this Annual Report.

We believe that the comparability of our financial results between the periods presented in the table below is significantly impacted by the following items, many of which are more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability."

- The financial impact related to our 2009 initial public offering (IPO) and refinancing transactions, including the repayment and termination of our First and Second Lien Term Loans; the issuance of our 7.75% Senior Notes, due November 15, 2016 (7.75% Notes), the write-off of previously deferred debt issuance costs, and charges related to the settlement and termination of our interest rate swap contracts;
- The increase in the number of shares of our common stock outstanding as a result of the issuance of new shares of our common stock in our IPO, to convert our Series A and B preferred stock, and to settle accrued dividends upon the conversion of our Series A and B preferred stock;
- Costs associated with our definitive merger agreement with Grifols;
- Costs associated with the judgment related to litigation with Plasma Centers of America, LLC (PCA);
- Costs and non-operating income associated with our terminated merger agreement with CSL Limited (CSL);
- Costs associated with our internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA);
- Costs associated with the development and vertical integration of our plasma collection center platform;
- Inventory impairment provisions, and subsequent recoveries, related to a plasma collection center cGMP issue;
- Inventory impairment provisions, and subsequent recoveries, related to a customer dispute settlement regarding intermediate material;
- Costs associated with share-based compensation awards and special recognition bonuses;
- Costs associated with transition-related activities to establish an independent company apart from Bayer;
- Non-operating income and costs related to a litigation settlement with Baxter; and
- Tax benefit due to the release of our deferred tax asset valuation allowance.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands, except share and per share amounts)				
Income Statement Data:					
Net revenue:					
Product	$ 1,576,936	$ 1,507,754	$ 1,334,550	$ 1,196,686	$ 1,114,489
Other	24,683	25,455	39,742	21,823	14,230
Total	1,601,619	1,533,209	1,374,292	1,218,509	1,128,719
Cost of goods sold	911,976	901,077	882,157	788,152	684,750
Gross profit	689,643	632,132	492,135	430,357	443,969
Operating expenses:					
SG&A	287,011	289,929	227,524	189,387	241,448
R&D	69,649	71,223	66,006	61,336	66,801
Total	356,660	361,152	293,530	250,723	308,249
Income from operations	332,983	270,980	198,605	179,634	135,720
Other non-operating (expense) income:					
Interest expense, net	(45,837)	(74,491)	(96,640)	(110,236)	(40,867)
CSL merger termination fee	—	75,000	—	—	—
PCA judgment	(43,690)	—	—	—	—
Equity in earnings of affiliate	991	441	426	436	684
Loss on extinguishment of debt	—	(43,033)	—	—	(8,924)
Litigation settlement	—	—	—	12,937	—
Income before income taxes and extraordinary items	244,447	228,897	102,391	82,771	86,613
(Provision) benefit for income taxes	(78,379)	(75,008)	(36,594)	40,794	(2,222)
Income before extraordinary items	166,068	153,889	65,797	123,565	84,391
Extraordinary items:					
Loss from unallocated negative goodwill	—	—	—	—	(306)
Gain from settlement of contingent consideration due Bayer	—	—	—	—	3,300
Net income	$ 166,068	$ 153,889	$ 65,797	$ 123,565	$ 87,385
Income (loss) before extraordinary items per common share:					
Basic	$ 1.35	$ 4.56	$ 39.01	$ 65.58	$ (119.83)
Diluted	$ 1.29	$ 1.50	$ 0.71	$ 1.36	$ (119.83)
Cash dividends declared per common share:					
Basic	—	—	—	—	$ 132.82
Diluted	—	—	—	—	$ 8.61
Weighted average common shares outstanding:					
Basic	123,323,722	31,166,613	1,310,448	1,685,784	5,679,456
Diluted	128,927,053	102,514,363	92,761,800	91,065,600	5,679,456
Balance Sheet Data (at year end):					
Cash and cash equivalents	$ 197,876	$ 65,239	$ 16,979	$ 73,467	$ 11,042
Total assets	$ 1,738,453	$ 1,445,005	$ 1,307,399	$ 1,142,322	$ 903,474
Long-term debt and capital lease obligations	$ 605,301	$ 605,267	$ 1,194,205	$ 1,129,692	$ 1,102,920
Redeemable preferred stock	—	—	$ 110,535	$ 110,535	$ 110,535
Total stockholders' equity (deficit)	$ 794,364	$ 582,154	$ (316,725)	$ (390,757)	$ (528,980)
Other Financial Data and Ratios (unaudited):					
Liters of plasma fractionated	3,803	3,569	3,240	2,650	2,983
Gross margin	43.1%	41.2%	35.8%	35.3%	39.3%
Operating margin	20.8%	17.7%	14.5%	14.7%	12.0%

Stock Market Information

Our common stock, par value $0.01, has been listed on the NASDAQ Global Select Market under the symbol "TLCR" since October 1, 2009. Prior to that time, there was no public market for our common stock. The initial public offering price of our common stock on October 1, 2009 was $19.00 per share. The following table sets forth the range of the high and low market prices of our common stock for the periods indicated as reported by The NASDAQ Global Select Market:

	High		Low	
2009				
Fourth Quarter	$	23.44	$	18.01
2010				
First Quarter	$	24.41	$	19.77
Second Quarter	$	23.09	$	15.70
Third Quarter	$	23.30	$	20.95
Fourth Quarter	$	24.63	$	21.30

We currently do not anticipate paying cash dividends in the foreseeable future. A discussion of the financial covenants we must comply with in order to pay dividends is included in our "Management's Discussion and Analysis Financial Condition and Results of Operations" in this Annual Report, under the heading 'Sources of Credit, Access to Capital and Cash Requirements, and Credit Ratings'.

PERFORMANCE GRAPH

We have presented below the cumulative total return to our stockholders during the period from October 1, 2009, the date of our initial public offering of common stock, through December 31, 2010 in comparison to the cumulative return on the NASDAQ Composite Index and a peer group of companies during that same period. Our peer group consisted of seventeen companies which are: Abbott Laboratories, Alcon Inc, Allergan Inc, Amgen Inc, Baxter International Inc, Bristol Myers Squibb Company, Covidien PLC, Edwards Lifesciences Corp., Eli Lilly & Company, Glaxosmithkline PLC, Hospira Inc, King Pharmaceuticals Inc, Medtronic Inc, Merck & Company Inc, Pfizer Inc, Sanofi-Aventis and Takeda Pharmaceutical Company. The results assume that $100 was invested on October 1, 2009 in our common stock, in the peer group, and in the index (including reinvestment of dividends). The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our common stock.


COMPARISON OF CUMULATIVE TOTAL RETURN
$125
$115
$105
$95
$85
10/1/09
12/31/09
3/31/10
6/30/10
9/30/10
12/31/10
Talecris Biotherapeutics Holdings Corp.
NASDAQ Composite
Peer Group

STOCKHOLDER INFORMATION

There were approximately 43 holders of record of our common stock as of the close of business on February 21, 2011. The number of holders of record is based upon the actual number of holders registered at such date and does not include holders of shares in "street name" or persons, partnerships, associates, corporations, or other entities identified in security position listings maintained by depositories. Talecris Holdings, LLC held approximately 48.6% of our outstanding common stock as of February 21, 2011.

Corporate Headquarters

Talecris Biotherapeutics
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, NC 27709

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Raleigh, NC

Registrar and Transfer Agent

American Stock Transfer and Trust Company, Inc.
59 Maiden Lane
New York, NY 10038
(212) 936-5100

Questions regarding lost stock certificates, address changes, and changes of ownership or name in which stock is held should be directed to our Registrar and Transfer Agent.

SEC Form 10-K

A copy of Talecris Biotherapeutics Holdings Corp.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission is available free of charge upon request to:

Corporate Communications:
Talecris Biotherapeutics

P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, NC 27709

Annual Meeting

The annual meeting of stockholders is scheduled to be held on Tuesday, May 3, 2011 at 9:00 a.m. Eastern Time at the Rizzo Conference Center, 150 DuBose House Lane, Chapel Hill, NC 27517.

FOR MORE INFORMATION

Talecris Investor Relations
Phone: (919) 316-2356
Email: drayton.virkler@talecris.com

Talecris on the Internet: http://www.talecris.com

Unless otherwise stated or the context otherwise requires, references in this Annual Report to "Talecris," "we," "us," "our" and similar references refer to Talecris Biotherapeutics Holdings Corp. and its wholly owned subsidiaries.



EXECUTIVE OFFICERS

Lawrence D. Stern
Chairman and Chief Executive Officer

John F. Gaither, Jr.
Executive Vice President, General Counsel and Secretary

John M. Hanson
Executive Vice President and Chief Financial Officer

Mary J. Kuhn
Executive Vice President, Operations

John R. Perkins
Executive Vice President, Global Commercial

Stephen R. Petteway, Jr., PhD
Executive Vice President, Research and Development

Joel E. Abelson
Senior Vice President and General Manager, Portfolio Management and International Business

James R. Engle
Senior Vice President, Information Technology

Kari D. Heerdt
Senior Vice President, Human Resources

Thomas J. Lynch, JD, PhD
Senior Vice President, Corporate Compliance, Regulatory and Public Policy

Daniel L. Menichella
Senior Vice President, Corporate Development and Strategy

Bruce Nogales
Senior Vice President and General Manager, Talecris Plasma Resources

BOARD OF DIRECTORS

Lawrence D. Stern
Chairman and Chief Executive Officer
Committees: Executive (Chair)

W. Brett Ingersoll
Sr. Managing Director and Co-Head of Private Equity, Cerberus Capital Management, L.P.
Committees: Compensation (Chair)

Steven F. Mayer
Managing Director, Cerberus California, LLC
Co-Head of Private Equity
Cerberus Capital Management, L.P.
Committees: Executive

Richard A. Charpie, PhD
Managing General Partner, Ampersand Ventures

James T. Lenehan
Former Vice Chairman, Johnson & Johnson
Committees: Nominating and Governance (Chair), Compliance

Dean Jonathan Mitchell
President, Chief Executive Officer and Board Member of Lux Biosciences, Inc.
Committees: Audit, Compensation, Nominating and Governance

Paul N. Clark
Former President and Chief Executive Officer, ICOS Corporation
Committees: Audit, Compensation

Kenneth J. Martin
Former Chief Financial Officer and Vice Chairman, Wyeth
Committees: Audit (Chair), Executive

Ruedi E. Waeger, PhD
Former President and Chief Executive Officer, Aventis Behring LLC
Committees: Compliance (Chair), Nominating and Governance

2010 ANNUAL REPORT

INSPIRATION
DEDICATION
INNOVATION

Talecris
BIOTHERAPEUTICS

TALECRIS BIOTHERAPEUTICS
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, NC 27709
www.talecris.com


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